Exhibit 99.1 Risk and Capital Management Pillar 3 3Q19 Exhibit 99.1 Risk and Capital Management Pillar 3 3Q19

Risk and Capital Management – Pillar 3 OBJECTIVE 1 KEY INDICATORS 1 1 RISK MANAGEMENT 2 1.1 Risk Appetite 2 1.2 Risk Culture 3 1.3 Risk and Capital Governance 3 1.4 Risk- adjusted Compensation 4 2 CAPITAL 5 2.1 Capital Management 5 2.2 Capital Adequacy Assessment 5 2.3 Stress Testing 5 2.4 Recovery Plan 6 2.5 Capital Requirements and Capital Composition 6 2.6 Risk-Weighted Asset (RWA) 9 Risk-Weighted Assets for Credit Risk (RWA ) 9 CPAD Risk-Weighted Assets for Market Risk (RWA ) 10 MINT Risk-Weighted Assets for Operational Risk (RWA ) 11 OPAD 2.7 Additional Capital Buffers 11 2.8 Capital Adequacy 12 2.8.1 IRRBB – Interest Rate Risk in the Banking Book 13 2.9 Leverage Ratio 16 3 BALANCE SHEET AND INSTITUTIONS 17 3.1 Balance Sheet 17 3.2 Institutions that comprise the Financial Statements of Itaú Unibanco Holding 19 Institutions that comprise the financial statements an the Prudential Conglomerate 19 Institutions that comprise only the financial statements 20 Non consolidated institutions 21 Material entities 21 4 INVESTMENTS IN OTHER ENTITIES NOT CLASSIFIED IN THE TRADING BOOK 22 5 CREDIT RISK 23 5.1 Framework and Treatment 23 5.2 Credit Portfolio Analysis 24 Operations with Credit Granting Characteristics by Countries and by Brazil Geographic Regions 24 Operations with Credit Granting Characteristics by Economic Sector 25 Remaining maturity of loan transactions 26 Concentration on the Major Debtors 26 Overdue Amounts 26 Allowance for Loan Losses 26 Mitigating Instruments 27 Counterparty Credit Risk 27 Acquisitions, Sale or Transfer of Financial Assets 29 Operations of Securitization 30 Credit Derivatives 31 6 MARKET RISK 33 6.1 Framework and Treatment 33 6.2 Portfolio Analysis 34 Interest rate risk in the banking book 34 Evolution of the Trading Book 35 Evolution of the Derivatives Portfolio 35 VaR - Consolidated Itaú Unibanco 36 VaR and Stressed VaR Internal Model – Regulatory Portfolio 36 Stress Testing 37 Backtesting 37 Pricing of Financial Instruments 37 Itaú Unibanco Risk and Capital Management – Pillar 3 OBJECTIVE 1 KEY INDICATORS 1 1 RISK MANAGEMENT 2 1.1 Risk Appetite 2 1.2 Risk Culture 3 1.3 Risk and Capital Governance 3 1.4 Risk- adjusted Compensation 4 2 CAPITAL 5 2.1 Capital Management 5 2.2 Capital Adequacy Assessment 5 2.3 Stress Testing 5 2.4 Recovery Plan 6 2.5 Capital Requirements and Capital Composition 6 2.6 Risk-Weighted Asset (RWA) 9 Risk-Weighted Assets for Credit Risk (RWA ) 9 CPAD Risk-Weighted Assets for Market Risk (RWA ) 10 MINT Risk-Weighted Assets for Operational Risk (RWA ) 11 OPAD 2.7 Additional Capital Buffers 11 2.8 Capital Adequacy 12 2.8.1 IRRBB – Interest Rate Risk in the Banking Book 13 2.9 Leverage Ratio 16 3 BALANCE SHEET AND INSTITUTIONS 17 3.1 Balance Sheet 17 3.2 Institutions that comprise the Financial Statements of Itaú Unibanco Holding 19 Institutions that comprise the financial statements an the Prudential Conglomerate 19 Institutions that comprise only the financial statements 20 Non consolidated institutions 21 Material entities 21 4 INVESTMENTS IN OTHER ENTITIES NOT CLASSIFIED IN THE TRADING BOOK 22 5 CREDIT RISK 23 5.1 Framework and Treatment 23 5.2 Credit Portfolio Analysis 24 Operations with Credit Granting Characteristics by Countries and by Brazil Geographic Regions 24 Operations with Credit Granting Characteristics by Economic Sector 25 Remaining maturity of loan transactions 26 Concentration on the Major Debtors 26 Overdue Amounts 26 Allowance for Loan Losses 26 Mitigating Instruments 27 Counterparty Credit Risk 27 Acquisitions, Sale or Transfer of Financial Assets 29 Operations of Securitization 30 Credit Derivatives 31 6 MARKET RISK 33 6.1 Framework and Treatment 33 6.2 Portfolio Analysis 34 Interest rate risk in the banking book 34 Evolution of the Trading Book 35 Evolution of the Derivatives Portfolio 35 VaR - Consolidated Itaú Unibanco 36 VaR and Stressed VaR Internal Model – Regulatory Portfolio 36 Stress Testing 37 Backtesting 37 Pricing of Financial Instruments 37 Itaú Unibanco

Risk and Capital Management – Pillar 3 7 OPERATIONAL RISK 38 7.1 Framework and Treatment 38 7.2 Crisis Management and Business Continuity 38 7.3 Independent Validation of Risk Models 39 8 LIQUIDITY RISK 40 8.1 Framework and Treatment 40 8.2 Liquidity Coverage Ratio (LCR) 40 8.3 Net Stable Funding Ratio (NSFR) 41 9 OTHER RISKS 44 Insurance products, pension plans and premium bonds risks 44 Social and Environmental Risk 44 Regulatory and Compliance Risk 44 Model Risk 45 Reputational Risk 45 Country Risk 46 Business and Strategy Risk 46 10 APPENDIX I 47 11 GLOSSARIES 50 11.1 Glossary of Acronyms 50 11.2 Glossary of Regulations 53 Itaú Unibanco Risk and Capital Management – Pillar 3 7 OPERATIONAL RISK 38 7.1 Framework and Treatment 38 7.2 Crisis Management and Business Continuity 38 7.3 Independent Validation of Risk Models 39 8 LIQUIDITY RISK 40 8.1 Framework and Treatment 40 8.2 Liquidity Coverage Ratio (LCR) 40 8.3 Net Stable Funding Ratio (NSFR) 41 9 OTHER RISKS 44 Insurance products, pension plans and premium bonds risks 44 Social and Environmental Risk 44 Regulatory and Compliance Risk 44 Model Risk 45 Reputational Risk 45 Country Risk 46 Business and Strategy Risk 46 10 APPENDIX I 47 11 GLOSSARIES 50 11.1 Glossary of Acronyms 50 11.2 Glossary of Regulations 53 Itaú Unibanco

Risk and Capital Management – Pillar 3 Objective This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circular 3,678 and subsequent amendments, which address the disclosure of information on risks management, calculation of risk-weighted assets (RWA), and calculation of the Total Capital (“Patrimônio de Referência” - PR), in accordance with Itaú Unibanco’s institutional standards. For further information than the contained on this document, please visit http://www.itau.com.br/investor-relations. The information available in the website http://www.itau.com.br/investor-relations and referred to in this document is supplementary to this publication, and there were no important amendments between the dates of its disclosure and the base date of this report. Key indicators Itaú Unibanco’s risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on September 30, 2019, are summarized below. Common Equity Tier I Ratio Tier I Ratio Total Capital Ratio 12.8% 14.1% 15.4% June 30, 2019: 13.6% June 30, 2019: 14.9% June 30, 2019: 16.3% Common Equity Tier I Tier I Total Capital R$ 113,235 million R$ 124,856 million R$ 136,755 million June 30, 2019: R$ 115,498 million June 30, 2019: R$ 126,373 million June 30, 2019: R$ 138,267 million RWA Credit Risk Exposure R$ 887,513 million R$ 759,358 million June 30, 2019: R$ 847,001 million June 30, 2019: R$ 724,300 million RWA Composition Composition of Credit Risk Exposure¹ 9.6% 9.2% 06/30/2019 09/30/2019 5.6% 5.2% 6.7% 4.9% 27.4% 26.8% 23.0% 22.7% 85.5% 85.6% . 06/30/2019 09/30/2019 Credit Risk Market Risk Operational Risk 43.8% 44.0% . Securities Retail Non Retail Other Exposure ¹ Classification according to Circular BACEN 3,644 and subsequent amendments. 1 Itaú Unibanco Risk and Capital Management – Pillar 3 Objective This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circular 3,678 and subsequent amendments, which address the disclosure of information on risks management, calculation of risk-weighted assets (RWA), and calculation of the Total Capital (“Patrimônio de Referência” - PR), in accordance with Itaú Unibanco’s institutional standards. For further information than the contained on this document, please visit http://www.itau.com.br/investor-relations. The information available in the website http://www.itau.com.br/investor-relations and referred to in this document is supplementary to this publication, and there were no important amendments between the dates of its disclosure and the base date of this report. Key indicators Itaú Unibanco’s risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on September 30, 2019, are summarized below. Common Equity Tier I Ratio Tier I Ratio Total Capital Ratio 12.8% 14.1% 15.4% June 30, 2019: 13.6% June 30, 2019: 14.9% June 30, 2019: 16.3% Common Equity Tier I Tier I Total Capital R$ 113,235 million R$ 124,856 million R$ 136,755 million June 30, 2019: R$ 115,498 million June 30, 2019: R$ 126,373 million June 30, 2019: R$ 138,267 million RWA Credit Risk Exposure R$ 887,513 million R$ 759,358 million June 30, 2019: R$ 847,001 million June 30, 2019: R$ 724,300 million RWA Composition Composition of Credit Risk Exposure¹ 9.6% 9.2% 06/30/2019 09/30/2019 5.6% 5.2% 6.7% 4.9% 27.4% 26.8% 23.0% 22.7% 85.5% 85.6% . 06/30/2019 09/30/2019 Credit Risk Market Risk Operational Risk 43.8% 44.0% . Securities Retail Non Retail Other Exposure ¹ Classification according to Circular BACEN 3,644 and subsequent amendments. 1 Itaú Unibanco

Risk and Capital Management – Pillar 3 1 Risk Management To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco seeks to maintain robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability. These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution’s global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco’s management through the processes of analysis and monitoring capital and risk assessment processes. The principles that provide risk management and risk appetite fundamentals, as well as guidelines regarding the actions taken by Itaú Unibanco’s employees in their daily routines are as follows: • Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution; • Risk Culture: the institution’s risk culture goes beyond policies, procedures and processes, strengthening the employees’ individual and collective responsibility to do the right thing, at the right time and in the right way, with respect for ethical business. The Risk Culture is described in item 1.2 “Risk Culture”; • Price for Risk: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids unknown risks or risks that provide no competitive advantages, and carefully assesses risk-return ratios; • Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions; • Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, so as to offer high quality services; • Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore caring for the institution’s reputation. On August 21, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO’s roles, responsibilities and independence requirements. Itaú Unibanco complies with the best risk and capital management practices set forth in CMN Resolution 4,557; accordingly, there is no significant impact arising from its adoption. 1.1 Risk Appetite In 2016, Itaú Unibanco reviewed its risk appetite policy, which was established and approved by the Board of Directors and guides the institution’s business strategy. The bank’s risk appetite is grounded on the following declaration of the Board of Directors: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” Based on this declaration, the bank established five dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure: • Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up on the bank’s capital ratios in usual or stress situations, and debt issue ratings. 2 Itaú Unibanco Risk and Capital Management – Pillar 3 1 Risk Management To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco seeks to maintain robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability. These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution’s global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco’s management through the processes of analysis and monitoring capital and risk assessment processes. The principles that provide risk management and risk appetite fundamentals, as well as guidelines regarding the actions taken by Itaú Unibanco’s employees in their daily routines are as follows: • Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution; • Risk Culture: the institution’s risk culture goes beyond policies, procedures and processes, strengthening the employees’ individual and collective responsibility to do the right thing, at the right time and in the right way, with respect for ethical business. The Risk Culture is described in item 1.2 “Risk Culture”; • Price for Risk: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids unknown risks or risks that provide no competitive advantages, and carefully assesses risk-return ratios; • Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions; • Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, so as to offer high quality services; • Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore caring for the institution’s reputation. On August 21, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO’s roles, responsibilities and independence requirements. Itaú Unibanco complies with the best risk and capital management practices set forth in CMN Resolution 4,557; accordingly, there is no significant impact arising from its adoption. 1.1 Risk Appetite In 2016, Itaú Unibanco reviewed its risk appetite policy, which was established and approved by the Board of Directors and guides the institution’s business strategy. The bank’s risk appetite is grounded on the following declaration of the Board of Directors: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” Based on this declaration, the bank established five dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure: • Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up on the bank’s capital ratios in usual or stress situations, and debt issue ratings. 2 Itaú Unibanco

Risk and Capital Management – Pillar 3 • Liquidity: establishes that the institution’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. • Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. • Operational risk: focuses on controlling operational risk events that may adversely impact the bank’s business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses. • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by following up on customers’ satisfaction or dissatisfaction, media exposure and observation of the institution’s conduct. The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the CRO. Metrics are regularly monitored and must comply with the limits defined. Monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank’s strategy. 1.2 Risk Culture Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate and strengthen its Risk Culture, which is based on four principles: conscious risk taking, discussion about and actions on the institution’s risks, and each and everyone’s responsibility for risk management. In addition to the bank’s policies, procedures and processes of risk management, the Risk Culture strengthens the employees’ individual and collective responsibility in understanding, identifying, measuring, managing and mitigating the risks connected to their activities, respecting the business management ethically. The institution promotes its Risk Culture by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and an open discussion about the risks, so that they are kept within the risk appetite levels established, so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business. Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of a situation. 1.3 Risk and Capital Governance The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the CGRC provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies headed by Itaú Unibanco’s Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC. Additionally, the institution has corporate bodies that perform delegated duties in the risk and capital management, and that are headed by the Vice-President of the Risk and Finance Area (ARF). Furthermore, to support this structure, ARF is structured with specialized departments. The objective is to provide independent and centralized management of the institution’s risks and capital, and ensure the accordance with the established rules and procedures. A detailed description of the structure can be found on the Integrated Annual Report, section “Risk Management”. The Integrated Annual Report can be found in the website www.itau.com.br/investor-relations, section Reports. 3 Itaú Unibanco Risk and Capital Management – Pillar 3 • Liquidity: establishes that the institution’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. • Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. • Operational risk: focuses on controlling operational risk events that may adversely impact the bank’s business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses. • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by following up on customers’ satisfaction or dissatisfaction, media exposure and observation of the institution’s conduct. The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the CRO. Metrics are regularly monitored and must comply with the limits defined. Monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank’s strategy. 1.2 Risk Culture Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate and strengthen its Risk Culture, which is based on four principles: conscious risk taking, discussion about and actions on the institution’s risks, and each and everyone’s responsibility for risk management. In addition to the bank’s policies, procedures and processes of risk management, the Risk Culture strengthens the employees’ individual and collective responsibility in understanding, identifying, measuring, managing and mitigating the risks connected to their activities, respecting the business management ethically. The institution promotes its Risk Culture by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and an open discussion about the risks, so that they are kept within the risk appetite levels established, so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business. Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of a situation. 1.3 Risk and Capital Governance The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the CGRC provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies headed by Itaú Unibanco’s Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC. Additionally, the institution has corporate bodies that perform delegated duties in the risk and capital management, and that are headed by the Vice-President of the Risk and Finance Area (ARF). Furthermore, to support this structure, ARF is structured with specialized departments. The objective is to provide independent and centralized management of the institution’s risks and capital, and ensure the accordance with the established rules and procedures. A detailed description of the structure can be found on the Integrated Annual Report, section “Risk Management”. The Integrated Annual Report can be found in the website www.itau.com.br/investor-relations, section Reports. 3 Itaú Unibanco

Risk and Capital Management – Pillar 3 Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely: • in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks; • in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and timely corporate decisions; • in the third line of defense, internal audit provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. 1.4 Risk-adjusted Compensation The Compensation guidelines are aimed at attracting, retaining and compensating on merit its employees, encouraging prudent risk exposure levels in short, medium and long-term strategies. The Compensation Committee, in accordance with the CMN Resolution No. 3,921, and the FEBRABAN’s normative SARB 017/2016 and with the reporting to the Board of Directors, is responsible for setting out the guidelines on models of compensation to employees and the policy on compensation of management members of the Itaú Unibanco companies. The practices of compensation take into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time. Variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excessive risks and inadequacies. For more information about remuneration in Itaú Unibanco, see Note 13 – “Shareholders’ Equity” in the complete Financial Statements and/or the section “People management” in the Integrated Annual Report, which is available on the website www.itau.com.br/investor-relations. 4 Itaú Unibanco Risk and Capital Management – Pillar 3 Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely: • in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks; • in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and timely corporate decisions; • in the third line of defense, internal audit provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. 1.4 Risk-adjusted Compensation The Compensation guidelines are aimed at attracting, retaining and compensating on merit its employees, encouraging prudent risk exposure levels in short, medium and long-term strategies. The Compensation Committee, in accordance with the CMN Resolution No. 3,921, and the FEBRABAN’s normative SARB 017/2016 and with the reporting to the Board of Directors, is responsible for setting out the guidelines on models of compensation to employees and the policy on compensation of management members of the Itaú Unibanco companies. The practices of compensation take into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time. Variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excessive risks and inadequacies. For more information about remuneration in Itaú Unibanco, see Note 13 – “Shareholders’ Equity” in the complete Financial Statements and/or the section “People management” in the Integrated Annual Report, which is available on the website www.itau.com.br/investor-relations. 4 Itaú Unibanco

Risk and Capital Management – Pillar 3 2 Capital 2.1 Capital Management The Board of Directors is the main body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the institution’s capitalization level. The Board is also responsible for the full approval of ICAAP (Internal Capital Adequacy Assessment Process) report, a process which is intended to assess the adequacy of Itaú Unibanco’s capital. At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital related documents and topics to the Board of Directors. In order to provide the Board with the data required, management reports are prepared to inform the institution’s capital adequacy, as well as capital level forecasts under usual and stress conditions. There is a structure in place for coordination and consolidation of information and related processes, which are all subject to verification by the independent validation, internal controls and audit areas. The guidelines of the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. 2.2 Capital Adequacy Assessment For its capital adequacy assessment process, the annual Itaú Unibanco’s procedure is as follows: • Identification of the risks to which the institution is exposed and analysis of their materiality; • Assessment of the need for capital to cover the material risks; • Development of methods for quantifying additional capital; • Quantification of capital and internal capital adequacy assessment; • Capital and Contingency Plan; • Submission of report to BACEN. By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,841. The result of the last ICAAP – dated as of December 2018 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position. 2.3 Stress Testing The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco’s results and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of systemic crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The scenarios are defined according to their importance for the institution results and the likelihood of their occurrence, and they are submitted annually to the Board of Directors for approval. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet, of which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital, without any impact on the development of its activities. This information enables potential risk factors in the business to be identified, and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for measuring risk appetite. 5 Itaú Unibanco Risk and Capital Management – Pillar 3 2 Capital 2.1 Capital Management The Board of Directors is the main body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the institution’s capitalization level. The Board is also responsible for the full approval of ICAAP (Internal Capital Adequacy Assessment Process) report, a process which is intended to assess the adequacy of Itaú Unibanco’s capital. At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital related documents and topics to the Board of Directors. In order to provide the Board with the data required, management reports are prepared to inform the institution’s capital adequacy, as well as capital level forecasts under usual and stress conditions. There is a structure in place for coordination and consolidation of information and related processes, which are all subject to verification by the independent validation, internal controls and audit areas. The guidelines of the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. 2.2 Capital Adequacy Assessment For its capital adequacy assessment process, the annual Itaú Unibanco’s procedure is as follows: • Identification of the risks to which the institution is exposed and analysis of their materiality; • Assessment of the need for capital to cover the material risks; • Development of methods for quantifying additional capital; • Quantification of capital and internal capital adequacy assessment; • Capital and Contingency Plan; • Submission of report to BACEN. By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,841. The result of the last ICAAP – dated as of December 2018 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position. 2.3 Stress Testing The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco’s results and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of systemic crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The scenarios are defined according to their importance for the institution results and the likelihood of their occurrence, and they are submitted annually to the Board of Directors for approval. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet, of which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital, without any impact on the development of its activities. This information enables potential risk factors in the business to be identified, and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for measuring risk appetite. 5 Itaú Unibanco

Risk and Capital Management – Pillar 3 2.4 Recovery Plan In response to the latest international crises, the Central Bank issued the Resolution No. 4,502, which requires the development of a Recovery Plan for the financial institutions that are classified in the Segment 1, with a total exposure of more than 10% of Gross Domestic Product (GDP). This plan aims to reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks of a systemic or idiosyncratic nature. Accordingly, each institution would be able to preserve its financial feasibility and, at the same time, mitigate the impact on the National Financial System. Itaú Unibanco has a Recovery Plan that contemplates the entire conglomerate, including foreign subsidiaries, and contains the description of the following items: I - Critical functions rendered by Itaú Unibanco to the market, activities that, if abruptly interrupted, could impact the National Financial System (SFN) and the functioning of the real economy; II- Institution's essential services: activities, operations or services which discontinuity could compromise the bank's viability; III - Monthly monitoring program, establishing critical levels for a set of indicators, with a view to risk monitoring and eventual trigger for the execution of the Recovery Plan; IV - Stress scenarios, contemplating events that may threaten the business continuity and the viability of the institution, including reverse tests, which seek to identify remote risk scenarios, contributing to an increase of the management sensitivity; V - Recovery strategies in response to different stress scenarios, including the main risks and barriers, as well as the mitigators of the latter and the procedures for the operationalization of each strategy; VI - Communication plan with stakeholders, seeking its timely execution with the market, regulators and other stakeholders; VII - Governance mechanisms necessary for the coordination and execution of the Recovery Plan, such as the definition of the director responsible for the exercise at Itaú Unibanco. This plan is reviewed annually and is subjected to the approval of the Board of Directors. With this practice, Itaú Unibanco has been able to continuously demonstrate, since its first edition in 2017, that even in severe scenarios, with remote probability of occurrence, it has strategies capable of generating sufficient resources to ensure the sustainable maintenance of critical activities and essential services, without losses to customers, to the financial system and to other participants in the markets in which it operates. Itaú Unibanco ensures the exercise maintenance to guarantee that strategies remain up-to-date and viable in the face of organizational, competitive or systemic changes. 2.5 Capital Requirements and Capital Composition Itaú Unibanco’s minimum capital requirements are expressed as ratios of the capital available – stated by the Total Capital (1)1 (Referential Equity) and the risk-weighted assets (RWA). These ratios follow the set of resolutions and circulars disclosed by BACEN that implemented, in Brazil, the global capital requirement standards known as Basel III. The Total Capital is the sum of three items, namely: • Common Equity Tier I: sum of social capital, reserves and retained earnings, less deductions and prudential adjustment; • Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I; • Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital. (1) The standards that implemented the Basel III rules in Brazil were disclosed on March 1, 2013 through Resolutions No. 4,192 to No. 4,195 of the National Monetary Council (CMN) (Resolution No. 4,195 was revoked by Resolution No. 4,280), together with 15 Circulars published by BACEN on March 4, 2013, as amended. 6 Itaú Unibanco Risk and Capital Management – Pillar 3 2.4 Recovery Plan In response to the latest international crises, the Central Bank issued the Resolution No. 4,502, which requires the development of a Recovery Plan for the financial institutions that are classified in the Segment 1, with a total exposure of more than 10% of Gross Domestic Product (GDP). This plan aims to reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks of a systemic or idiosyncratic nature. Accordingly, each institution would be able to preserve its financial feasibility and, at the same time, mitigate the impact on the National Financial System. Itaú Unibanco has a Recovery Plan that contemplates the entire conglomerate, including foreign subsidiaries, and contains the description of the following items: I - Critical functions rendered by Itaú Unibanco to the market, activities that, if abruptly interrupted, could impact the National Financial System (SFN) and the functioning of the real economy; II- Institution's essential services: activities, operations or services which discontinuity could compromise the bank's viability; III - Monthly monitoring program, establishing critical levels for a set of indicators, with a view to risk monitoring and eventual trigger for the execution of the Recovery Plan; IV - Stress scenarios, contemplating events that may threaten the business continuity and the viability of the institution, including reverse tests, which seek to identify remote risk scenarios, contributing to an increase of the management sensitivity; V - Recovery strategies in response to different stress scenarios, including the main risks and barriers, as well as the mitigators of the latter and the procedures for the operationalization of each strategy; VI - Communication plan with stakeholders, seeking its timely execution with the market, regulators and other stakeholders; VII - Governance mechanisms necessary for the coordination and execution of the Recovery Plan, such as the definition of the director responsible for the exercise at Itaú Unibanco. This plan is reviewed annually and is subjected to the approval of the Board of Directors. With this practice, Itaú Unibanco has been able to continuously demonstrate, since its first edition in 2017, that even in severe scenarios, with remote probability of occurrence, it has strategies capable of generating sufficient resources to ensure the sustainable maintenance of critical activities and essential services, without losses to customers, to the financial system and to other participants in the markets in which it operates. Itaú Unibanco ensures the exercise maintenance to guarantee that strategies remain up-to-date and viable in the face of organizational, competitive or systemic changes. 2.5 Capital Requirements and Capital Composition Itaú Unibanco’s minimum capital requirements are expressed as ratios of the capital available – stated by the Total Capital (1)1 (Referential Equity) and the risk-weighted assets (RWA). These ratios follow the set of resolutions and circulars disclosed by BACEN that implemented, in Brazil, the global capital requirement standards known as Basel III. The Total Capital is the sum of three items, namely: • Common Equity Tier I: sum of social capital, reserves and retained earnings, less deductions and prudential adjustment; • Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I; • Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital. (1) The standards that implemented the Basel III rules in Brazil were disclosed on March 1, 2013 through Resolutions No. 4,192 to No. 4,195 of the National Monetary Council (CMN) (Resolution No. 4,195 was revoked by Resolution No. 4,280), together with 15 Circulars published by BACEN on March 4, 2013, as amended. 6 Itaú Unibanco

Risk and Capital Management – Pillar 3 The Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to (2) 2 institutions included in Prudential Conglomerate , which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which the institution retains substantially all risks and rewards. For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk- weighted asset amounts for credit, market, and operational risks. Credit, market and operational risks approaches are treated as described in section “2.6 Risk-Weighted Assets (RWA)”. The minimum Total Capital ratio required is 8.0% as from January 1st, 2019. The BACEN rules call for Additional Capital Buffers (ACP), corresponding to the sum of the components ACPConservation, ACP and ACP , which, along with the requirements mentioned, increase capital requirement over time, as Countercyclical Systemic provided for in CMN Resolution 4,193. Basel III - Implementation Schedule (2) 2018 2019 Common Equity Tier I 4.5% 4.5% Tier I 6.0% 6.0% Total Capital 8.625% 8.0% Additional Capital Buffers (ACP) 2.375% 3.5% conservation 1.875% 2.5% (1) 0% 0% countercyclical systemic 0.5% 1.0% Common Equity Tier I + ACP 6.875% 8.0% Total Capital + ACP 11.0% 11.5% Prudential adjustments deductions 100% 100% (1) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion (BACEN Communication No. 30,371/17), and currently is set to zero (BACEN Communication No. 34,133/19). Should the requirement increase, the new percentage takes effect twelve months after the announcement. (2) Minimum requirements valid from 1 January, 2019 onwards. Basel III also redefined the requirements for qualifying the instruments eligible for Tier I and Tier II Capital, which in Brazil are regulated by CMN Resolution 4,192. This reform included a phase-out schedule for instruments currently included in capital, which were issued before the rule came into effect and which do not fully meet the new requirements. The table below presents the composition of the referential equity and its components (Common Equity Tier I, Additional Tier I Capital and Tier II Capital), taking into consideration their respective prudential adjustments, as required by current regulations. Composition of Referential Equity R$ million 09/30/2019 06/30/2019 09/30/2018 Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated) 125,719 125,737 125,035 Non-controlling interest in subsidiaries 12,712 12,428 13,580 Changes in ownership interest in a subsidiary in capital transactions 50 50 467 Consolidated Stockholders’ Equity (BACEN) 138,481 138,215 139,082 Common Equity Tier I prudential adjustments (25,246) (22,717) (25,769) Common Equity Tier I 113,235 115,498 113,313 Instruments eligible to comprise Additional Tier I 11,513 10,769 7,985 Additional Tier I prudential adjustments 108 106 88 Additional Tier I Capital 11,621 10,875 8,073 Tier I (Common Equity Tier I + Additional Tier I Capital) 124,856 126,373 121,386 Instruments eligible to comprise Tier II 11,833 11,833 15,778 Tier II prudential adjustments 66 61 88 Tier II 11,899 11,894 15,866 Reference Equity (Tier I + Tier II) 136,755 138,267 137,252 The most significant prudential adjustments for Itaú Unibanco are shown in the following table. Together, they account for more than 90% of the prudential adjustments as of September 30, 2019. (2) Further details of Prudential Conglomerate can be found in BACEN Circular No. 3,701, CMN Resolution No. 4,280 or in the link: http://www.bcb.gov.br/?BRPRUDENTIALFINREG. 7 Itaú Unibanco Risk and Capital Management – Pillar 3 The Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to (2) 2 institutions included in Prudential Conglomerate , which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which the institution retains substantially all risks and rewards. For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk- weighted asset amounts for credit, market, and operational risks. Credit, market and operational risks approaches are treated as described in section “2.6 Risk-Weighted Assets (RWA)”. The minimum Total Capital ratio required is 8.0% as from January 1st, 2019. The BACEN rules call for Additional Capital Buffers (ACP), corresponding to the sum of the components ACPConservation, ACP and ACP , which, along with the requirements mentioned, increase capital requirement over time, as Countercyclical Systemic provided for in CMN Resolution 4,193. Basel III - Implementation Schedule (2) 2018 2019 Common Equity Tier I 4.5% 4.5% Tier I 6.0% 6.0% Total Capital 8.625% 8.0% Additional Capital Buffers (ACP) 2.375% 3.5% conservation 1.875% 2.5% (1) 0% 0% countercyclical systemic 0.5% 1.0% Common Equity Tier I + ACP 6.875% 8.0% Total Capital + ACP 11.0% 11.5% Prudential adjustments deductions 100% 100% (1) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion (BACEN Communication No. 30,371/17), and currently is set to zero (BACEN Communication No. 34,133/19). Should the requirement increase, the new percentage takes effect twelve months after the announcement. (2) Minimum requirements valid from 1 January, 2019 onwards. Basel III also redefined the requirements for qualifying the instruments eligible for Tier I and Tier II Capital, which in Brazil are regulated by CMN Resolution 4,192. This reform included a phase-out schedule for instruments currently included in capital, which were issued before the rule came into effect and which do not fully meet the new requirements. The table below presents the composition of the referential equity and its components (Common Equity Tier I, Additional Tier I Capital and Tier II Capital), taking into consideration their respective prudential adjustments, as required by current regulations. Composition of Referential Equity R$ million 09/30/2019 06/30/2019 09/30/2018 Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated) 125,719 125,737 125,035 Non-controlling interest in subsidiaries 12,712 12,428 13,580 Changes in ownership interest in a subsidiary in capital transactions 50 50 467 Consolidated Stockholders’ Equity (BACEN) 138,481 138,215 139,082 Common Equity Tier I prudential adjustments (25,246) (22,717) (25,769) Common Equity Tier I 113,235 115,498 113,313 Instruments eligible to comprise Additional Tier I 11,513 10,769 7,985 Additional Tier I prudential adjustments 108 106 88 Additional Tier I Capital 11,621 10,875 8,073 Tier I (Common Equity Tier I + Additional Tier I Capital) 124,856 126,373 121,386 Instruments eligible to comprise Tier II 11,833 11,833 15,778 Tier II prudential adjustments 66 61 88 Tier II 11,899 11,894 15,866 Reference Equity (Tier I + Tier II) 136,755 138,267 137,252 The most significant prudential adjustments for Itaú Unibanco are shown in the following table. Together, they account for more than 90% of the prudential adjustments as of September 30, 2019. (2) Further details of Prudential Conglomerate can be found in BACEN Circular No. 3,701, CMN Resolution No. 4,280 or in the link: http://www.bcb.gov.br/?BRPRUDENTIALFINREG. 7 Itaú Unibanco

Risk and Capital Management – Pillar 3 Prudential Adjustments R$ million 09/30/2019 06/30/2019 09/30/2018 Ref. Anexo I Goodwill paid upon the acquisition of investments 6,143 6,400 8,354 (e) Intangible assets 8,001 7,921 7,895 (h) / (i) Tax credits 4,611 4,659 6,093 (b) Minority shareholders’ primary capital surplus 383 359 343 Adjustments related to the market value of derivative financial instruments used to hedge the cash (1,794) (1,932) (1,309) flows of protected items whose mark-to-market adjustments are not recorded in the books Prudential Adjustments subject to exemption limits (deferred tax assets from temporary differences, investments in insurance companies and investments in financial institutions not 7,682 5,107 4,348 consolidated). Others 220 203 45 Total 25,246 22,717 25,769 In the third quarter of 2019, Itaú Unibanco did not buy back its own shares. The shares that were repurchased in the previous periods are shown as “Treasury Shares”, which reached a balance of R$ (1,307) million as of September 30, 2019. Treasury shares reduce our shareholders’ equity, resulting in a decrease in the capital base. In this period, the amount of dividends and Interest on capital paid / provided for, which affects Itaú Unibanco’s capital base, was R$ 26,442 million. Dividends and Interest on capital are deducted from the institution’s shareholders’ equity, thus reducing its capital base. More details about Total Capital are given in Appendix I (“Breakdown of the Total Capital and Information on its Adequacy) in this report. The table below presents subordinated debts and other instruments eligible for Additional Tier I and Tier II capital: R$ million Instruments Eligible for Additional Tier I Capital Maturities 09/30/2019 06/30/2019 09/30/2018 > 5 years or Name of instrument <1 year 1-2 years 2-3 years 3-4 years 4-5 years Total Total Total Perpetual Subordinated Perpetual Debt - - - - - 11,513 11,513 10,769 7 ,985 Instruments Eligible for Additional Tier I Capital (Sep/19) - - - - - 11,513 11,513 10,769 7 ,985 R$ million Instruments Eligible for Tier II Capital Maturities 09/30/2019 06/30/2019 09/30/2018 > 5 years or Name of instrument <1 year 1-2 years 2-3 years 3-4 years 4-5 years Total Total Total Perpetual Financial Bills 52 14 2 ,883 2 ,043 - - 4 ,992 4 ,938 7 ,556 Euronotes 4 ,238 5 ,214 15,283 7 ,849 - - 3 2,584 2 9,977 3 1,314 Subordinated Debt (Sep/19) 4,290 5,228 18,166 9,892 - - 37,576 34,915 38,870 Subordinated Debt Not Elegible to Capital 32 42 147 305 709 5,135 6,370 6,284 14,851 Subordinated Debt - Total Sep/19) 4,322 5,270 18,313 10,197 709 5,135 43,946 41,199 53,721 Subordinated Debt after Reducer (Sep/19) - 1,046 7 ,266 5 ,935 - - 1 4,247 1 4,874 2 0,777 Subordinated Debt after Reducer (Dec/12) - 990 290 4,235 7,093 26,514 39,122 Preferred Shares (Dec/12) - - 323 - - - 323 (1) Threshold Instruments Eligible for Tier II Capital (Dec/12) - 297 184 1,270 2,128 7,954 11,833 (2) Instruments Eligible for Tier II Capital (Sep/19) - 297 184 1,270 2,128 7,954 11,833 Total Instruments Eligible for Capital (Sep/19) - 297 184 1 ,270 2 ,128 19,467 2 3,346 (1) Instruments Eligible for Tier II Capital with application of threshold in accordance with the current rules (Resolution 4,192 - Art 28). (2) According to current legislation, the accounting balance of instruments eligible for Tier II Capital as of December 2012 was used for the calculation of total capital as of September, 2019. For further details of instruments that are part of the Total Capital, please visit the website www.itau.com.br/investor- relations, section Reports, under Pillar 3 and Global Systemically Important Banks – Spreadsheet Support, Appendix I and II – Pillar 3, Appendix II – Main Features of the Total Capital (PR) Instruments. The Circular BACEN 3,751 provides for the calculation of relevant indicators to identify Global Systemically Important Banks (G-SIBs) among financial institutions in Brazil. A institution is considered G-SIB whether its score reaches at least 130, this score was 42 for Itaú Unibanco’s in 2017. Information on the values of the G-SIBs indicators can been found at www.itau.com.br/investor-relations, section Reports, Pillar 3 and Global Systemically Important Banks. The compliance of BACEN with the standards recommended by the Basel Committee was assessed at the end of 2013, (3) 3 under the Regulatory Consistency Assessment Programme (RCAP) . The rules effective in Brazil were considered compliant—pursuant to the Bank for International Settlements (BIS), Brazil is a compliant jurisdiction—i.e., the capital standards established in Brazil are also consistent with the internationally accepted minimum requirements. The pointed out discrepancies were considered immaterial. (3) Regulatory Consistency Assessment Programme (RCAP). Assessment of Basel III regulations in Brazil, December 2013, updated in March 2018. 8 Itaú Unibanco Risk and Capital Management – Pillar 3 Prudential Adjustments R$ million 09/30/2019 06/30/2019 09/30/2018 Ref. Anexo I Goodwill paid upon the acquisition of investments 6,143 6,400 8,354 (e) Intangible assets 8,001 7,921 7,895 (h) / (i) Tax credits 4,611 4,659 6,093 (b) Minority shareholders’ primary capital surplus 383 359 343 Adjustments related to the market value of derivative financial instruments used to hedge the cash (1,794) (1,932) (1,309) flows of protected items whose mark-to-market adjustments are not recorded in the books Prudential Adjustments subject to exemption limits (deferred tax assets from temporary differences, investments in insurance companies and investments in financial institutions not 7,682 5,107 4,348 consolidated). Others 220 203 45 Total 25,246 22,717 25,769 In the third quarter of 2019, Itaú Unibanco did not buy back its own shares. The shares that were repurchased in the previous periods are shown as “Treasury Shares”, which reached a balance of R$ (1,307) million as of September 30, 2019. Treasury shares reduce our shareholders’ equity, resulting in a decrease in the capital base. In this period, the amount of dividends and Interest on capital paid / provided for, which affects Itaú Unibanco’s capital base, was R$ 26,442 million. Dividends and Interest on capital are deducted from the institution’s shareholders’ equity, thus reducing its capital base. More details about Total Capital are given in Appendix I (“Breakdown of the Total Capital and Information on its Adequacy) in this report. The table below presents subordinated debts and other instruments eligible for Additional Tier I and Tier II capital: R$ million Instruments Eligible for Additional Tier I Capital Maturities 09/30/2019 06/30/2019 09/30/2018 > 5 years or Name of instrument <1 year 1-2 years 2-3 years 3-4 years 4-5 years Total Total Total Perpetual Subordinated Perpetual Debt - - - - - 11,513 11,513 10,769 7 ,985 Instruments Eligible for Additional Tier I Capital (Sep/19) - - - - - 11,513 11,513 10,769 7 ,985 R$ million Instruments Eligible for Tier II Capital Maturities 09/30/2019 06/30/2019 09/30/2018 > 5 years or Name of instrument <1 year 1-2 years 2-3 years 3-4 years 4-5 years Total Total Total Perpetual Financial Bills 52 14 2 ,883 2 ,043 - - 4 ,992 4 ,938 7 ,556 Euronotes 4 ,238 5 ,214 15,283 7 ,849 - - 3 2,584 2 9,977 3 1,314 Subordinated Debt (Sep/19) 4,290 5,228 18,166 9,892 - - 37,576 34,915 38,870 Subordinated Debt Not Elegible to Capital 32 42 147 305 709 5,135 6,370 6,284 14,851 Subordinated Debt - Total Sep/19) 4,322 5,270 18,313 10,197 709 5,135 43,946 41,199 53,721 Subordinated Debt after Reducer (Sep/19) - 1,046 7 ,266 5 ,935 - - 1 4,247 1 4,874 2 0,777 Subordinated Debt after Reducer (Dec/12) - 990 290 4,235 7,093 26,514 39,122 Preferred Shares (Dec/12) - - 323 - - - 323 (1) Threshold Instruments Eligible for Tier II Capital (Dec/12) - 297 184 1,270 2,128 7,954 11,833 (2) Instruments Eligible for Tier II Capital (Sep/19) - 297 184 1,270 2,128 7,954 11,833 Total Instruments Eligible for Capital (Sep/19) - 297 184 1 ,270 2 ,128 19,467 2 3,346 (1) Instruments Eligible for Tier II Capital with application of threshold in accordance with the current rules (Resolution 4,192 - Art 28). (2) According to current legislation, the accounting balance of instruments eligible for Tier II Capital as of December 2012 was used for the calculation of total capital as of September, 2019. For further details of instruments that are part of the Total Capital, please visit the website www.itau.com.br/investor- relations, section Reports, under Pillar 3 and Global Systemically Important Banks – Spreadsheet Support, Appendix I and II – Pillar 3, Appendix II – Main Features of the Total Capital (PR) Instruments. The Circular BACEN 3,751 provides for the calculation of relevant indicators to identify Global Systemically Important Banks (G-SIBs) among financial institutions in Brazil. A institution is considered G-SIB whether its score reaches at least 130, this score was 42 for Itaú Unibanco’s in 2017. Information on the values of the G-SIBs indicators can been found at www.itau.com.br/investor-relations, section Reports, Pillar 3 and Global Systemically Important Banks. The compliance of BACEN with the standards recommended by the Basel Committee was assessed at the end of 2013, (3) 3 under the Regulatory Consistency Assessment Programme (RCAP) . The rules effective in Brazil were considered compliant—pursuant to the Bank for International Settlements (BIS), Brazil is a compliant jurisdiction—i.e., the capital standards established in Brazil are also consistent with the internationally accepted minimum requirements. The pointed out discrepancies were considered immaterial. (3) Regulatory Consistency Assessment Programme (RCAP). Assessment of Basel III regulations in Brazil, December 2013, updated in March 2018. 8 Itaú Unibanco

Risk and Capital Management – Pillar 3 Minimum capital requirement for Insurance The minimum capital requirements for underwriting, credit, operating and market risks for insurers, open private pension entities, premium bonds companies and reinsurers are established by The National Council of Private Insurance (CNSP), through CNSP Resolution 321 e subsequent amendments. 2.6 Risk-Weighted Asset (RWA) According to CMN Resolution 4,193 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD • RWACPAD = portion related to exposures to credit risk, calculated using standardized approach; • RWAMINT = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80% of the standardized model, and regulated by BACEN Circulars 3,646 and 3,674; • RWA = portion related to the operational risk capital requirement, calculated using standardized approach. OPAD The table below presents the evolution of RWA composition of Itaú Unibanco. Composition of Risk-Weighted Asset R$ million Risk exposures 09/30/2019 06/30/2019 09/30/2018 Risk-Weighted Assets for Credit Risk (RWA ) 759,358 85.6% 724,300 85.5% 713,435 87.8% CPAD Risk-Weighted Assets for Market Risk (RWA ) 46,587 5.2% 41,360 4.9% 26,356 3.2% MINT Risk-Weighted Assets for Operational Risk (RWA ) 81,568 9.2% 81,341 9.6% 72,833 9.0% OPAD Risk-Weighted Assets (RWA) 887,513 100.0% 847,001 100.0% 812,625 100.0% Risk-Weighted Assets for Credit Risk (RWA ) CPAD The table below presents the credit risk-weighted assets (RWA ), regulated by BACEN Circular 3,644, segregated by risk CPAD weighting factor and by asset type: 9 Itaú Unibanco Risk and Capital Management – Pillar 3 Minimum capital requirement for Insurance The minimum capital requirements for underwriting, credit, operating and market risks for insurers, open private pension entities, premium bonds companies and reinsurers are established by The National Council of Private Insurance (CNSP), through CNSP Resolution 321 e subsequent amendments. 2.6 Risk-Weighted Asset (RWA) According to CMN Resolution 4,193 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD • RWACPAD = portion related to exposures to credit risk, calculated using standardized approach; • RWAMINT = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80% of the standardized model, and regulated by BACEN Circulars 3,646 and 3,674; • RWA = portion related to the operational risk capital requirement, calculated using standardized approach. OPAD The table below presents the evolution of RWA composition of Itaú Unibanco. Composition of Risk-Weighted Asset R$ million Risk exposures 09/30/2019 06/30/2019 09/30/2018 Risk-Weighted Assets for Credit Risk (RWA ) 759,358 85.6% 724,300 85.5% 713,435 87.8% CPAD Risk-Weighted Assets for Market Risk (RWA ) 46,587 5.2% 41,360 4.9% 26,356 3.2% MINT Risk-Weighted Assets for Operational Risk (RWA ) 81,568 9.2% 81,341 9.6% 72,833 9.0% OPAD Risk-Weighted Assets (RWA) 887,513 100.0% 847,001 100.0% 812,625 100.0% Risk-Weighted Assets for Credit Risk (RWA ) CPAD The table below presents the credit risk-weighted assets (RWA ), regulated by BACEN Circular 3,644, segregated by risk CPAD weighting factor and by asset type: 9 Itaú Unibanco

Risk and Capital Management – Pillar 3 Composition of Risk-Weighted Assets for Credit Risk (RWA ) CPAD R$ million 09/30/2019 06/30/2019 09/30/2018 Risk exposures Exposure weighted by credit risk (RWA ) 7 59,358 7 24,300 7 13,435 CPAD a) Per Weighting Factor (FPR): FPR at 2% 113 128 138 FPR at 4% 445 362 299 FPR at 10% - - 346 FPR at 20% 8,412 8,550 8,720 FPR at 35% 21,838 21,104 1 9,194 FPR at 50% 55,410 52,499 4 5,085 FPR at 75% 172,036 166,689 1 53,953 FPR at 85% 110,820 95,583 6 9,672 FPR at 100% 322,190 320,511 3 41,342 (1) 133 0 - FPR de 150% FPR at 250% 42,463 43,312 4 2,492 (2) 1 5,610 FPR at 300% 12,002 6,028 (3) 2,301 FPR up to 1250% 718 965 Derivatives – Variation of the counterparty credit quality 4,050 2,956 5,894 (4) 11 11 4 Default Funds (5) 8,717 5,602 8,385 Securitization Exposure weighted by credit risk (RWA ) 7 59,358 7 24,300 7 13,435 CPAD b) Per Type: Securities 50,730 40,506 3 9,378 Loan operations - Retail 134,245 129,621 1 19,876 Loan operations - Non-retail 277,256 264,657 2 58,853 Joint liabilities - Retail 134 146 161 Joint liabilities - Non-retail 44,131 42,867 4 6,027 Loan commitments - Retail 37,658 36,922 3 3,875 Loan commitments - Non-retail 11,435 11,507 1 0,544 (6) 4,782 4,748 4,739 Derivatives - Future potential gain Intermediation Operations 2,040 1,350 3,292 Other exposures 196,947 191,976 1 96,690 (1) As from january 2019, Circular 3,921 became effective, changing the rules of RW (FPR) for exposures to foreign sovereigns. (2) As from the third quarter of 2018, considers the impact of CMN Resolution 4.680 (3) Taking into consideration the application of the F factor requiered by Article 29 of BACEN Circular 3,644. (4) As from the first quarter of 2018, the balances relating to Default Funds are being weighted according to the calculation defined in Article 20-A of Circular 3,644 (amended by Circular 3,849), replacing the FPR of 1250%. (5) As from the first quarter of 2018, the balance relating to Securitization was segregated, according to the calculation defined in Circular 3,848. (6) The balances of Derivatives - Future Potential Gain are distributed in their respective FPRs. Risk-Weighted Assets for Market Risk (RWA ) MINT From September 1st, 2016, BACEN has authorized Itaú Unibanco to use internal market risk models to determine the total amount of regulatory capital (RWA ), replacing the RWA , as set out in BACEN Circular 3,646. MINT MPAD Among the foreign units, Argentina has its market capital calculated through the internal approach, while the others (Chile, Itaú BBA International, Colombia, Paraguay and Uruguay) use the standardized approach. The following table presents the values of market risk weighted assets (RWAMINT) which is regulated by BACEN Circulars 3,646 and 3,674. 10 Itaú Unibanco Risk and Capital Management – Pillar 3 Composition of Risk-Weighted Assets for Credit Risk (RWA ) CPAD R$ million 09/30/2019 06/30/2019 09/30/2018 Risk exposures Exposure weighted by credit risk (RWA ) 7 59,358 7 24,300 7 13,435 CPAD a) Per Weighting Factor (FPR): FPR at 2% 113 128 138 FPR at 4% 445 362 299 FPR at 10% - - 346 FPR at 20% 8,412 8,550 8,720 FPR at 35% 21,838 21,104 1 9,194 FPR at 50% 55,410 52,499 4 5,085 FPR at 75% 172,036 166,689 1 53,953 FPR at 85% 110,820 95,583 6 9,672 FPR at 100% 322,190 320,511 3 41,342 (1) 133 0 - FPR de 150% FPR at 250% 42,463 43,312 4 2,492 (2) 1 5,610 FPR at 300% 12,002 6,028 (3) 2,301 FPR up to 1250% 718 965 Derivatives – Variation of the counterparty credit quality 4,050 2,956 5,894 (4) 11 11 4 Default Funds (5) 8,717 5,602 8,385 Securitization Exposure weighted by credit risk (RWA ) 7 59,358 7 24,300 7 13,435 CPAD b) Per Type: Securities 50,730 40,506 3 9,378 Loan operations - Retail 134,245 129,621 1 19,876 Loan operations - Non-retail 277,256 264,657 2 58,853 Joint liabilities - Retail 134 146 161 Joint liabilities - Non-retail 44,131 42,867 4 6,027 Loan commitments - Retail 37,658 36,922 3 3,875 Loan commitments - Non-retail 11,435 11,507 1 0,544 (6) 4,782 4,748 4,739 Derivatives - Future potential gain Intermediation Operations 2,040 1,350 3,292 Other exposures 196,947 191,976 1 96,690 (1) As from january 2019, Circular 3,921 became effective, changing the rules of RW (FPR) for exposures to foreign sovereigns. (2) As from the third quarter of 2018, considers the impact of CMN Resolution 4.680 (3) Taking into consideration the application of the F factor requiered by Article 29 of BACEN Circular 3,644. (4) As from the first quarter of 2018, the balances relating to Default Funds are being weighted according to the calculation defined in Article 20-A of Circular 3,644 (amended by Circular 3,849), replacing the FPR of 1250%. (5) As from the first quarter of 2018, the balance relating to Securitization was segregated, according to the calculation defined in Circular 3,848. (6) The balances of Derivatives - Future Potential Gain are distributed in their respective FPRs. Risk-Weighted Assets for Market Risk (RWA ) MINT From September 1st, 2016, BACEN has authorized Itaú Unibanco to use internal market risk models to determine the total amount of regulatory capital (RWA ), replacing the RWA , as set out in BACEN Circular 3,646. MINT MPAD Among the foreign units, Argentina has its market capital calculated through the internal approach, while the others (Chile, Itaú BBA International, Colombia, Paraguay and Uruguay) use the standardized approach. The following table presents the values of market risk weighted assets (RWAMINT) which is regulated by BACEN Circulars 3,646 and 3,674. 10 Itaú Unibanco

Risk and Capital Management – Pillar 3 Composition of Risk-Weighted Assets for Market Risk (RWA ) MINT R$ million 09/30/2019 06/30/2019 09/30/2018 Risk-Weighted Assets for Market Risk - Standard Aproach (RWAMPAD) 58,233 51,700 32,946 Operations subject to interest rate variation 55,468 47,413 28,860 Fixed income interest rate denominated in reais 3 ,200 1 ,976 3 ,519 Foreign exchange linked interest rate 4 3,697 3 7,388 1 9,130 Price index linked interest rate 8 ,571 8 ,049 6 ,211 Interest rate linked interest rate - - 0 Operations subject to commodity price variation 858 900 643 Operations subject to stock price variation 751 805 418 Operations subject to the risk of exposures in gold, foreign currency and foreign exchange variations 1 ,156 2 ,582 3 ,025 (1) Minimum Market Risk Weighted Assets - Standard Aproach (RWAMPAD) (a) 46,587 41,360 26,356 Market Risk Weighted Assets calculated based on internal methodology (b) 44,837 40,008 23,378 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA) (11,646) (10,340) (6,589) Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b) 46,587 41,360 26,356 (1) Market risk weighted-assets calculated based on internal models, with a maximum saving possibility of 20% of the standard model. On September 30, 2019, RWAMINT reached R$ 46,587 million, that corresponds to the value of 80% of the RWAMPAD, which is higher than the need for capital calculated through the internal approach, that was R$ 44,837 million. Risk-Weighted Assets for Operational Risk (RWA ) OPAD BACEN Circulars 3,640, 3,316 and subsequent amendments established the criteria for determining the portion of risk- weighted assets related to the capital required for operational risk (RWA ). Itaú Unibanco uses the Alternative OPAD Standardised Approach. In accordance with current regulation, the exposure of RWA is calculated on a semiannual OPAD basis, related to June 30 and December 31. The following table presents the values of RWA for operational risk: Composition of Risk-Weighted Assets for Operational Risk (RWA ) OPAD R$ million 09/30/2019 06/30/2019 09/30/2018 Risk-Weighted Assets for Operational Risk (RWA ) 81,568 81,341 72,833 OPAD Retail 14,005 13,985 12,822 Commercial 27,536 27,818 26,214 Corporate finance 2,746 2,819 2,697 Negotiation and sales 15,430 15,461 11,736 Payments and settlements 8,802 8,897 8,282 Financial agent services 4,641 4,672 4,343 Asset management 8,101 7,661 6,715 Retail brokerage 307 27 24 2.7 Additional Capital Buffers A requirement for Additional Capital Buffers (ACP) came into effect in the first quarter of 2016. Details of its components are shown below: Additional Capital Buffers (ACP) R$ million 09/30/2019 06/30/2019 09/30/2018 Additional Capital Buffers (ACP ) 31,063 29,645 19,300 requirement conservation 22 ,188 21 ,175 15 ,237 countercyclical - - - systemically importance 8,8 75 8,4 70 4,0 63 BACEN Circular 3,769 describes the method for calculating the ACP . Details of its portions are shown below for countercyclical the relevant jurisdictions: (1) (2) Additional Capital Buffers (ACP ) R$ million countercyclical 09/30/2019 06/30/2019 09/30/2018 RWA CPrNBi Brazil 4 95,987 4 75,089 4 26,402 (3) 86,710 82,934 93,566 Chile Total 5 82,697 5 58,023 5 19,968 (1) Portion of the RWA balance for credit risk exposure to the non-banking private sector in the relevant jurisdictions. (2) Percentage amount of the Additional Common Equity Tier I countercyclical for the principal jurisdictions is zero. (3) Method of calculating countercyclical buffer not announced in this jurisdiction. According to Article 2 of BACEN Circular No. 3,769 the ACCP of Brazil value should be used. 11 Itaú Unibanco Risk and Capital Management – Pillar 3 Composition of Risk-Weighted Assets for Market Risk (RWA ) MINT R$ million 09/30/2019 06/30/2019 09/30/2018 Risk-Weighted Assets for Market Risk - Standard Aproach (RWAMPAD) 58,233 51,700 32,946 Operations subject to interest rate variation 55,468 47,413 28,860 Fixed income interest rate denominated in reais 3 ,200 1 ,976 3 ,519 Foreign exchange linked interest rate 4 3,697 3 7,388 1 9,130 Price index linked interest rate 8 ,571 8 ,049 6 ,211 Interest rate linked interest rate - - 0 Operations subject to commodity price variation 858 900 643 Operations subject to stock price variation 751 805 418 Operations subject to the risk of exposures in gold, foreign currency and foreign exchange variations 1 ,156 2 ,582 3 ,025 (1) Minimum Market Risk Weighted Assets - Standard Aproach (RWAMPAD) (a) 46,587 41,360 26,356 Market Risk Weighted Assets calculated based on internal methodology (b) 44,837 40,008 23,378 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA) (11,646) (10,340) (6,589) Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b) 46,587 41,360 26,356 (1) Market risk weighted-assets calculated based on internal models, with a maximum saving possibility of 20% of the standard model. On September 30, 2019, RWAMINT reached R$ 46,587 million, that corresponds to the value of 80% of the RWAMPAD, which is higher than the need for capital calculated through the internal approach, that was R$ 44,837 million. Risk-Weighted Assets for Operational Risk (RWA ) OPAD BACEN Circulars 3,640, 3,316 and subsequent amendments established the criteria for determining the portion of risk- weighted assets related to the capital required for operational risk (RWA ). Itaú Unibanco uses the Alternative OPAD Standardised Approach. In accordance with current regulation, the exposure of RWA is calculated on a semiannual OPAD basis, related to June 30 and December 31. The following table presents the values of RWA for operational risk: Composition of Risk-Weighted Assets for Operational Risk (RWA ) OPAD R$ million 09/30/2019 06/30/2019 09/30/2018 Risk-Weighted Assets for Operational Risk (RWA ) 81,568 81,341 72,833 OPAD Retail 14,005 13,985 12,822 Commercial 27,536 27,818 26,214 Corporate finance 2,746 2,819 2,697 Negotiation and sales 15,430 15,461 11,736 Payments and settlements 8,802 8,897 8,282 Financial agent services 4,641 4,672 4,343 Asset management 8,101 7,661 6,715 Retail brokerage 307 27 24 2.7 Additional Capital Buffers A requirement for Additional Capital Buffers (ACP) came into effect in the first quarter of 2016. Details of its components are shown below: Additional Capital Buffers (ACP) R$ million 09/30/2019 06/30/2019 09/30/2018 Additional Capital Buffers (ACP ) 31,063 29,645 19,300 requirement conservation 22 ,188 21 ,175 15 ,237 countercyclical - - - systemically importance 8,8 75 8,4 70 4,0 63 BACEN Circular 3,769 describes the method for calculating the ACP . Details of its portions are shown below for countercyclical the relevant jurisdictions: (1) (2) Additional Capital Buffers (ACP ) R$ million countercyclical 09/30/2019 06/30/2019 09/30/2018 RWA CPrNBi Brazil 4 95,987 4 75,089 4 26,402 (3) 86,710 82,934 93,566 Chile Total 5 82,697 5 58,023 5 19,968 (1) Portion of the RWA balance for credit risk exposure to the non-banking private sector in the relevant jurisdictions. (2) Percentage amount of the Additional Common Equity Tier I countercyclical for the principal jurisdictions is zero. (3) Method of calculating countercyclical buffer not announced in this jurisdiction. According to Article 2 of BACEN Circular No. 3,769 the ACCP of Brazil value should be used. 11 Itaú Unibanco

Risk and Capital Management – Pillar 3 2.8 Capital Adequacy Itaú Unibanco, through ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. On September 30, 2019, the Total Capital (PR) reached R$ 136,755 million, R$ 124,856 million of Tier I and R$ 11,899 million of Tier II. Capital Adequacy R$ million 09/30/2019 06/30/2019 09/30/2018 Required Current Required Required Current Required Required Current Required Current Ratio Current Ratio Current Ratio Amount Amount Ratio Amount Amount Ratio Amount Amount Ratio Common Equity Tier I 3 9,938 113,235 4.5% 12.8% 38,115 1 15,498 4.5% 13.6% 36,568 1 13,313 4.5% 13.9% Additional Tier I Capital - 11,621 - - - 1 0,875 - - - 8 ,073 - - Tier I 5 3,251 124,856 6.0% 14.1% 5 0,820 1 26,373 6.0% 14.9% 48,758 1 21,386 6.0% 14.9% Tier II - 11,899 - - - 1 1,894 - - - 1 5,866 - - Referential Equity (Tier I + Tier II) 7 1,001 136,755 8.0% 15.4% 67,760 1 38,267 8.0% 16.3% 70,089 1 37,252 8.625% 16.9% Additional Capital Buffers 31,063 3.5% 29,645 3.5% 19,300 2.375% The Total Capital Ratio reached 15.4% in September 30, 2019, decreasing 90 basis points relatively to June, 30, 2019, mainly driven by an increase in the credit risk-weighted assets (RWACPAD), due to the higher credit portfolio and Brazilian currency depreciation, and by the dividends provisioning, partially mitigated by the third quarter net income. Besides, Itaú Unibanco has an R$ 65,754 million capital excess in relation to its required Total Capital, higher than the Additional Capital Buffers requirement of R$ 31,063 million, largely covered by total capital available. The Fixed Assets Ratio (“Índice de Imobilização”) indicates the level of Total Capital committed to adjusted permanent assets. Itaú Unibanco is within the maximum limit of 50% of the adjusted Total Capital, as established by BACEN. On September 30, 2019, the Fixed Assets Ratio reached 27.7%, which presents a buffer of R$ 30,437 million. On September 30, 2019, the Tier I capital ratio reached 14.1%. The CET 1 capital ratio reached 12.8%. Tier I Capital Ratio 12 Itaú Unibanco Risk and Capital Management – Pillar 3 2.8 Capital Adequacy Itaú Unibanco, through ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. On September 30, 2019, the Total Capital (PR) reached R$ 136,755 million, R$ 124,856 million of Tier I and R$ 11,899 million of Tier II. Capital Adequacy R$ million 09/30/2019 06/30/2019 09/30/2018 Required Current Required Required Current Required Required Current Required Current Ratio Current Ratio Current Ratio Amount Amount Ratio Amount Amount Ratio Amount Amount Ratio Common Equity Tier I 3 9,938 113,235 4.5% 12.8% 38,115 1 15,498 4.5% 13.6% 36,568 1 13,313 4.5% 13.9% Additional Tier I Capital - 11,621 - - - 1 0,875 - - - 8 ,073 - - Tier I 5 3,251 124,856 6.0% 14.1% 5 0,820 1 26,373 6.0% 14.9% 48,758 1 21,386 6.0% 14.9% Tier II - 11,899 - - - 1 1,894 - - - 1 5,866 - - Referential Equity (Tier I + Tier II) 7 1,001 136,755 8.0% 15.4% 67,760 1 38,267 8.0% 16.3% 70,089 1 37,252 8.625% 16.9% Additional Capital Buffers 31,063 3.5% 29,645 3.5% 19,300 2.375% The Total Capital Ratio reached 15.4% in September 30, 2019, decreasing 90 basis points relatively to June, 30, 2019, mainly driven by an increase in the credit risk-weighted assets (RWACPAD), due to the higher credit portfolio and Brazilian currency depreciation, and by the dividends provisioning, partially mitigated by the third quarter net income. Besides, Itaú Unibanco has an R$ 65,754 million capital excess in relation to its required Total Capital, higher than the Additional Capital Buffers requirement of R$ 31,063 million, largely covered by total capital available. The Fixed Assets Ratio (“Índice de Imobilização”) indicates the level of Total Capital committed to adjusted permanent assets. Itaú Unibanco is within the maximum limit of 50% of the adjusted Total Capital, as established by BACEN. On September 30, 2019, the Fixed Assets Ratio reached 27.7%, which presents a buffer of R$ 30,437 million. On September 30, 2019, the Tier I capital ratio reached 14.1%. The CET 1 capital ratio reached 12.8%. Tier I Capital Ratio 12 Itaú Unibanco

Risk and Capital Management – Pillar 3 2.8.1 IRRBB – Interest Rate Risk in the Banking Book BACEN’s (Central Bank of Brazil) Circular 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book. For the purposes of this Circular, are defined: • ∆EVE (Delta Economic Value of Equity) is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario; • ∆NII (Delta Net Interest Income) is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario. The sensibility analysis introduced here are just a static evaluation of the portfolio interest rate exposure, and, therefore, don´t consider the dynamic management of the treasury desk and risk control areas, which hold the responsibility for measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, it is highlighted, though, the results presented do not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose and to demonstrate the principle protection actions, considering the instruments fair value, apart from any accounting practices adopted by Itaú Unibanco. The institution uses an internal model to measure ∆EVE and ∆NII. ∆EVE results do not represent immediate impact in the stockholders’ equity. Meanwhile, ∆NII results indicate potential volatility in the projected interest rates results. In compliance with the circular 3,876, the following demonstrates qualitative and quantitative details of risk management for IRRBB in Itaú Unibanco. Framework and Treatment Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book. The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank’s results. The interest rate risk managing on transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limits structure and alerts approved specifically for these purpose, which is sensitive due to different levels and classes of market risk. The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank’s risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ∆EVE and ∆NII results, besides the limits associated with stress tests. The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge. All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM (Technical Model Assessment Commission). In addition, all the models and processes are assessed by internal audit. The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The ∆EVE and ∆NII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits. In the process of managing interest rate risk of the banking book, transactions subject to automatic options are calculated according to internal market models which split the products, as far as possible, into linear and non-linear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for non-linear payoffs an additional value is computed and added on the ∆EVE and ∆NII metrics. In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to pre- payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of the instruments. The banking book consists of asset and liability transactions originating in different commercial channels (retail and 13 Itaú Unibanco Risk and Capital Management – Pillar 3 2.8.1 IRRBB – Interest Rate Risk in the Banking Book BACEN’s (Central Bank of Brazil) Circular 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book. For the purposes of this Circular, are defined: • ∆EVE (Delta Economic Value of Equity) is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario; • ∆NII (Delta Net Interest Income) is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario. The sensibility analysis introduced here are just a static evaluation of the portfolio interest rate exposure, and, therefore, don´t consider the dynamic management of the treasury desk and risk control areas, which hold the responsibility for measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, it is highlighted, though, the results presented do not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose and to demonstrate the principle protection actions, considering the instruments fair value, apart from any accounting practices adopted by Itaú Unibanco. The institution uses an internal model to measure ∆EVE and ∆NII. ∆EVE results do not represent immediate impact in the stockholders’ equity. Meanwhile, ∆NII results indicate potential volatility in the projected interest rates results. In compliance with the circular 3,876, the following demonstrates qualitative and quantitative details of risk management for IRRBB in Itaú Unibanco. Framework and Treatment Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book. The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank’s results. The interest rate risk managing on transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limits structure and alerts approved specifically for these purpose, which is sensitive due to different levels and classes of market risk. The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank’s risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ∆EVE and ∆NII results, besides the limits associated with stress tests. The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge. All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM (Technical Model Assessment Commission). In addition, all the models and processes are assessed by internal audit. The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The ∆EVE and ∆NII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits. In the process of managing interest rate risk of the banking book, transactions subject to automatic options are calculated according to internal market models which split the products, as far as possible, into linear and non-linear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for non-linear payoffs an additional value is computed and added on the ∆EVE and ∆NII metrics. In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to pre- payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of the instruments. The banking book consists of asset and liability transactions originating in different commercial channels (retail and 13 Itaú Unibanco

Risk and Capital Management – Pillar 3 wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation. IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries. Market risk generated from structural mismatches is managed by a variety of financial instruments, such as exchange- traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be continuously monitored. The accounting and administrative procedures for hedging are defined in BACEN Circular 3,082. The IRRBB model includes a series of premises: • ∆EVE and ∆NII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components; • For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits; • The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption; • The medium-term repricing attributed to non-maturity deposits is defined as 1.25 years; • The maximum-term repricing attributed to non-maturity deposits is defined as 33.33 years. The article 39 of the circular defines the need to publish ∆EVE and ∆NII, using the standard shock scenarios described in article 11. Itaú Unibanco has opted to an additional disclosure of the metrics above, considering the internal scenarios, because of the understanding that the standard approach shocks and is application are too conservative. The institution understands that is owns internal scenarios, defined by statistical methodologies, which consider the interest rate historical distribution behavior represent in a more appropriate way the potential risk embedded in the interest rates volatility. Additionally, internal model is more adherent with the way Itaú Unibanco manages its own risks. The table below are presented the main results due the change in the interest rates over the banking book in the standardized scenarios, and, also, in the internal scenarios. It is important to note that, following the normative rules, the potential losses are represented by positive values and potential gains by negative values (between parentheses). • Parallel Up: increasing in the short-term and in the long-term interest rates; • Parallel Down: decreasing in the short-term and in the long-term interest rates; • Short-term increase: increasing in the short-term interest rates; • Short-term reduction: decreasing in the short-term interest rates; • Steepener: decreasing in the short-term interest rates and increasing the in the long-term interest rates; • Flattener: increasing in the short-term interest rates and decreasing the in the long-term interest rates; (1) Potential Loss of Instruments Classified in the Banking Book arising from Interest Rate Variation Scenarios (Losses are represented by positive values, while gains are represented by negative values (between parentheses)) R$ million 09/30/2019 06/30/2019 ΔEVE ΔNII ΔEVE ΔNII (2) (3) (2) (3) (2) (3) (2) (3) Standard Internal Standard Internal Standard Internal Standard Internal Scenarios Shocks Shocks Shocks Shocks Shocks Shocks Shocks Shocks Parallel Up 7,410 3,805 (1,657) (912) 6,849 3,551 (1,861) (974) Parallel Down (8,558) (3,707) 1,482 651 (8,170) (3,550) 1,693 724 Short rate Up 6,080 2,940 5,785 2,763 Short rate Down (6,510) (2,738) (6,204) (2,615) Steepener (2,285) (954) (2,319) (908) Flattener 3,618 1,546 3,466 1,452 Maximum 7,410 3,805 1,482 651 6,849 3,551 1,693 724 124,856 126,373 Tier I (1) Losses in variation measurements are shown as positive values, as per Art. 13 §3º of Circular 3,876. (2) Values are calculated using internal models and standard regulatory shocks, as per Art. 39 §1º II of Circular 3,876. (3) Values are calculated using internal models and shocks , as per Art. 7º of Circular 3,876. 14 Itaú Unibanco Risk and Capital Management – Pillar 3 wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation. IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries. Market risk generated from structural mismatches is managed by a variety of financial instruments, such as exchange- traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be continuously monitored. The accounting and administrative procedures for hedging are defined in BACEN Circular 3,082. The IRRBB model includes a series of premises: • ∆EVE and ∆NII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components; • For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits; • The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption; • The medium-term repricing attributed to non-maturity deposits is defined as 1.25 years; • The maximum-term repricing attributed to non-maturity deposits is defined as 33.33 years. The article 39 of the circular defines the need to publish ∆EVE and ∆NII, using the standard shock scenarios described in article 11. Itaú Unibanco has opted to an additional disclosure of the metrics above, considering the internal scenarios, because of the understanding that the standard approach shocks and is application are too conservative. The institution understands that is owns internal scenarios, defined by statistical methodologies, which consider the interest rate historical distribution behavior represent in a more appropriate way the potential risk embedded in the interest rates volatility. Additionally, internal model is more adherent with the way Itaú Unibanco manages its own risks. The table below are presented the main results due the change in the interest rates over the banking book in the standardized scenarios, and, also, in the internal scenarios. It is important to note that, following the normative rules, the potential losses are represented by positive values and potential gains by negative values (between parentheses). • Parallel Up: increasing in the short-term and in the long-term interest rates; • Parallel Down: decreasing in the short-term and in the long-term interest rates; • Short-term increase: increasing in the short-term interest rates; • Short-term reduction: decreasing in the short-term interest rates; • Steepener: decreasing in the short-term interest rates and increasing the in the long-term interest rates; • Flattener: increasing in the short-term interest rates and decreasing the in the long-term interest rates; (1) Potential Loss of Instruments Classified in the Banking Book arising from Interest Rate Variation Scenarios (Losses are represented by positive values, while gains are represented by negative values (between parentheses)) R$ million 09/30/2019 06/30/2019 ΔEVE ΔNII ΔEVE ΔNII (2) (3) (2) (3) (2) (3) (2) (3) Standard Internal Standard Internal Standard Internal Standard Internal Scenarios Shocks Shocks Shocks Shocks Shocks Shocks Shocks Shocks Parallel Up 7,410 3,805 (1,657) (912) 6,849 3,551 (1,861) (974) Parallel Down (8,558) (3,707) 1,482 651 (8,170) (3,550) 1,693 724 Short rate Up 6,080 2,940 5,785 2,763 Short rate Down (6,510) (2,738) (6,204) (2,615) Steepener (2,285) (954) (2,319) (908) Flattener 3,618 1,546 3,466 1,452 Maximum 7,410 3,805 1,482 651 6,849 3,551 1,693 724 124,856 126,373 Tier I (1) Losses in variation measurements are shown as positive values, as per Art. 13 §3º of Circular 3,876. (2) Values are calculated using internal models and standard regulatory shocks, as per Art. 39 §1º II of Circular 3,876. (3) Values are calculated using internal models and shocks , as per Art. 7º of Circular 3,876. 14 Itaú Unibanco

Risk and Capital Management – Pillar 3 The maximum variation of ∆EVE, with internal shocks, was R$ 3,805 millions as of September 30, 2019, considering the Parallel Up Scenario shocks, an increase of 7.2% when compared to June 30, 2019. For the outlier test, the maximum variation of the ∆EVE, with standardized shocks was R$ 7,410 million as of September 30, 2019, corresponding to a potential loss of 5.9% of Tier I, which is less than 15% - percentage that defines the institution as outlier (according to Art. 44 of Circular 3,876). The ∆NII, with internal shocks, for a horizon of a year, has maximum loss of R$ 651 million in the Parallel Down Scenario. 15 Itaú Unibanco Risk and Capital Management – Pillar 3 The maximum variation of ∆EVE, with internal shocks, was R$ 3,805 millions as of September 30, 2019, considering the Parallel Up Scenario shocks, an increase of 7.2% when compared to June 30, 2019. For the outlier test, the maximum variation of the ∆EVE, with standardized shocks was R$ 7,410 million as of September 30, 2019, corresponding to a potential loss of 5.9% of Tier I, which is less than 15% - percentage that defines the institution as outlier (according to Art. 44 of Circular 3,876). The ∆NII, with internal shocks, for a horizon of a year, has maximum loss of R$ 651 million in the Parallel Down Scenario. 15 Itaú Unibanco

Risk and Capital Management – Pillar 3 2.9 Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weighs or risk mitigation. As required by BACEN Circular Letter 3,706, Itaú Unibanco has since October 2015 been reporting the Leverage Ratio to BACEN monthly. As from January 1, 2018, the Resolution 4,615 was put into force and established minimum requirement at 3% for the Leverage Ratio. The following information is based on the methodology and standard format introduced by BACEN Circular 3,748. Comparative Summary of Published Financial Statements and Leverage Ratio R$ Thousand 09/30/2019 06/30/2019 09/30/2018 1 Total assets according to published financial statements 1,738,339,230 1,678,378,171 1,613,161,633 2 Adjustment for differences in consolidation of accounts (205,038,525) (201,073,830) (188,249,447) 3 Adjustment for assets assigned or transferred with substantial transfer of risks and benefits and recognized (2 ,834,610) (3,021,123) (3,584,471) 4 Adjustment for changes in reference values and potential future gains on derivative financial instruments 13,250,188 8,089,396 12,606,573 5 Adjustment for repurchase transactions and securities lending 12,440,751 13,194,108 13,094,110 6 Adjustment for transactions not booked in prudential conglomerate's total assets 1 18,915,114 1 15,957,915 1 14,388,601 7 Other adjustments (165,900,414) (140,660,425) (115,500,243) 8 Total Exposure 1,509,171,735 1,470,864,211 1,445,916,756 Disclosure of information on Leverage Ratio R$ Thousand 09/30/2019 06/30/2019 09/30/2018 Items shown in the Balance Sheet Balance sheet items other than derivative financial instruments, securities received on loan and resales for 1 1,127,583,485 1,086,044,894 1,020,019,383 settlement under repurchase transactions 2 Adjustments for equity items deducted in calculating Level I Capital (3 4,650,350) (3 2,598,365) (3 0,825,792) 3 Total exposure shown in the Balance Sheet 1,092,933,136 1,053,446,529 9 89,193,592 Transactions using Derivative Financial Instruments 4 Replacement value for derivatives transactions 27,618,846 22,852,854 25,215,809 5 Potential future gains from derivatives transactions 10,369,048 8,969,121 13,767,009 6 Adjustment for collateral in derivatives transactions - - - 7 Adjustment for daily margin held as collateral - - - Derivatives in the name of customers where there is no contractual obligation to reimburse in the event of 8 (1 5,028,163) (1 1,576,508) (7,445,495) bankruptcy or default of the entities responsible for the settlement system 9 Reference value adjusted for credit derivatives 10,684,670 6,982,069 7,092,846 10 Adjustment of reference value calculated for credit derivatives (737,182) (1,061,040) (807,787) 11 Total exposure for derivative financial instruments 3 2,907,218 2 6,166,496 3 7,822,382 Repurchase Transactions and Securities Lending (TVM) 12 Investments in repurchase transactions and securities lending 2 39,150,129 2 51,073,830 2 86,550,419 13 Adjustment for repurchases for settlement and creditors of securities lending - - - 14 Amount of counterparty credit risk 12,440,751 13,194,108 13,094,110 15 Amount of counterparty credit risk in transactions as intermediary 12,825,386 11,025,333 4,867,651 16 Total exposure for repurchase transactions and securities lending 2 64,416,267 2 75,293,271 3 04,512,181 Off-balance sheet items 17 Reference value of off-balance sheet transactions 3 73,386,012 3 63,042,439 3 41,329,404 18 Adjustment for application of FCC specific to off-balance sheet transactions (254,470,898) (247,084,524) (226,940,803) 19 Total off-balance sheet exposure 1 18,915,114 1 15,957,915 1 14,388,601 Capital and Total Exposure 20 Level I 1 24,856,381 1 26,373,090 1 21,385,672 21 Total Exposure 1,509,171,735 1,470,864,211 1,445,916,756 Leverage Ratio 22 Basel III Leverage Ratio 8.3% 8.6% 8.4% 16 Itaú Unibanco Risk and Capital Management – Pillar 3 2.9 Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weighs or risk mitigation. As required by BACEN Circular Letter 3,706, Itaú Unibanco has since October 2015 been reporting the Leverage Ratio to BACEN monthly. As from January 1, 2018, the Resolution 4,615 was put into force and established minimum requirement at 3% for the Leverage Ratio. The following information is based on the methodology and standard format introduced by BACEN Circular 3,748. Comparative Summary of Published Financial Statements and Leverage Ratio R$ Thousand 09/30/2019 06/30/2019 09/30/2018 1 Total assets according to published financial statements 1,738,339,230 1,678,378,171 1,613,161,633 2 Adjustment for differences in consolidation of accounts (205,038,525) (201,073,830) (188,249,447) 3 Adjustment for assets assigned or transferred with substantial transfer of risks and benefits and recognized (2 ,834,610) (3,021,123) (3,584,471) 4 Adjustment for changes in reference values and potential future gains on derivative financial instruments 13,250,188 8,089,396 12,606,573 5 Adjustment for repurchase transactions and securities lending 12,440,751 13,194,108 13,094,110 6 Adjustment for transactions not booked in prudential conglomerate's total assets 1 18,915,114 1 15,957,915 1 14,388,601 7 Other adjustments (165,900,414) (140,660,425) (115,500,243) 8 Total Exposure 1,509,171,735 1,470,864,211 1,445,916,756 Disclosure of information on Leverage Ratio R$ Thousand 09/30/2019 06/30/2019 09/30/2018 Items shown in the Balance Sheet Balance sheet items other than derivative financial instruments, securities received on loan and resales for 1 1,127,583,485 1,086,044,894 1,020,019,383 settlement under repurchase transactions 2 Adjustments for equity items deducted in calculating Level I Capital (3 4,650,350) (3 2,598,365) (3 0,825,792) 3 Total exposure shown in the Balance Sheet 1,092,933,136 1,053,446,529 9 89,193,592 Transactions using Derivative Financial Instruments 4 Replacement value for derivatives transactions 27,618,846 22,852,854 25,215,809 5 Potential future gains from derivatives transactions 10,369,048 8,969,121 13,767,009 6 Adjustment for collateral in derivatives transactions - - - 7 Adjustment for daily margin held as collateral - - - Derivatives in the name of customers where there is no contractual obligation to reimburse in the event of 8 (1 5,028,163) (1 1,576,508) (7,445,495) bankruptcy or default of the entities responsible for the settlement system 9 Reference value adjusted for credit derivatives 10,684,670 6,982,069 7,092,846 10 Adjustment of reference value calculated for credit derivatives (737,182) (1,061,040) (807,787) 11 Total exposure for derivative financial instruments 3 2,907,218 2 6,166,496 3 7,822,382 Repurchase Transactions and Securities Lending (TVM) 12 Investments in repurchase transactions and securities lending 2 39,150,129 2 51,073,830 2 86,550,419 13 Adjustment for repurchases for settlement and creditors of securities lending - - - 14 Amount of counterparty credit risk 12,440,751 13,194,108 13,094,110 15 Amount of counterparty credit risk in transactions as intermediary 12,825,386 11,025,333 4,867,651 16 Total exposure for repurchase transactions and securities lending 2 64,416,267 2 75,293,271 3 04,512,181 Off-balance sheet items 17 Reference value of off-balance sheet transactions 3 73,386,012 3 63,042,439 3 41,329,404 18 Adjustment for application of FCC specific to off-balance sheet transactions (254,470,898) (247,084,524) (226,940,803) 19 Total off-balance sheet exposure 1 18,915,114 1 15,957,915 1 14,388,601 Capital and Total Exposure 20 Level I 1 24,856,381 1 26,373,090 1 21,385,672 21 Total Exposure 1,509,171,735 1,470,864,211 1,445,916,756 Leverage Ratio 22 Basel III Leverage Ratio 8.3% 8.6% 8.4% 16 Itaú Unibanco

Risk and Capital Management – Pillar 3 3 Balance Sheet and Institutions 3.1 Balance Sheet The following table presents a comparison between the Balance Sheet of Itaú Unibanco Holding S.A. presented in the Financial Statements and of Prudential Consolidation. Comparison of balance sheets – Assets R$ million Consolidated (1) (2) Differences Prudential Ref. Appedix I Balanced Sheet Assets 09/30/2019 Current assets and Long-term receivables 1, 703,925 (228,364) 1, 475,562 Cash and cash equivalents 27,721 (70) 27,650 Interbank investments 274, 139 (3,279) 270, 860 Securities and derivative financial instruments 510, 656 (220,408) 290, 248 Interbank accounts 130, 753 - 130, 753 Interbranch accounts 299 - 299 Loan, lease and other credit operations 542, 552 - 542, 553 Other receivables 214, 484 (4,516) 209, 968 Tax credit and Actuarial Assets - - 19,588 Tax credits arising from income tax losses and social contribution - - 4,611 (b) Credits resulting from temporary differences - - 14,912 (c) Actuarial assets related to defined benefit pension funds - - 66 (d) Other - - 190,380 Other assets 3,321 (90) 3,231 Permanent assets 34,414 23,325 57,739 Investments 13,440 24,655 38,095 Goodwill based on the expectation of future profitability - - 517 (e) investments in the capital of companies that are similar to non-consolidated financial institutions and - - 9,452 (f) insurance companies investments in the capital of financial institutions - - 8,297 (a) Other - - 19,829 Real estate in use 6,387 (498) 5,889 Deferred permanent assets - - - (g) Other - - 5,889 Goodwill 1,104 (811) 294 Goodwill based on the expectation of future profitability - - 294 (e) Intangible assets 13,483 (22) 13,462 Acquisition of rights to credit payroll 1,514 - 1,514 (h)/(i) Other intangible assets 23,829 12,330 36,159 Intangible assets 13,784 (h)/(i) Goodwill based on the expectation of future profitability - - 21,776 (e) Deferred permanent assets - - 471 (g) Other - - 128 (Accumulated amortization) (11,860) (12,352) (24,211) Intangible assets (7,297) (h/i) Goodwill based on the expectation of future profitability - - (16,443) (e) Deferred permanent assets - - (471) (g) Total assets 1, 738,339 (205,039) 1, 533,301 (1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudential Conglomerate and also by the eliminations of transactions with related parties. (2) Prudential information that is presented in Appedix I of this document. 17 Itaú Unibanco Risk and Capital Management – Pillar 3 3 Balance Sheet and Institutions 3.1 Balance Sheet The following table presents a comparison between the Balance Sheet of Itaú Unibanco Holding S.A. presented in the Financial Statements and of Prudential Consolidation. Comparison of balance sheets – Assets R$ million Consolidated (1) (2) Differences Prudential Ref. Appedix I Balanced Sheet Assets 09/30/2019 Current assets and Long-term receivables 1, 703,925 (228,364) 1, 475,562 Cash and cash equivalents 27,721 (70) 27,650 Interbank investments 274, 139 (3,279) 270, 860 Securities and derivative financial instruments 510, 656 (220,408) 290, 248 Interbank accounts 130, 753 - 130, 753 Interbranch accounts 299 - 299 Loan, lease and other credit operations 542, 552 - 542, 553 Other receivables 214, 484 (4,516) 209, 968 Tax credit and Actuarial Assets - - 19,588 Tax credits arising from income tax losses and social contribution - - 4,611 (b) Credits resulting from temporary differences - - 14,912 (c) Actuarial assets related to defined benefit pension funds - - 66 (d) Other - - 190,380 Other assets 3,321 (90) 3,231 Permanent assets 34,414 23,325 57,739 Investments 13,440 24,655 38,095 Goodwill based on the expectation of future profitability - - 517 (e) investments in the capital of companies that are similar to non-consolidated financial institutions and - - 9,452 (f) insurance companies investments in the capital of financial institutions - - 8,297 (a) Other - - 19,829 Real estate in use 6,387 (498) 5,889 Deferred permanent assets - - - (g) Other - - 5,889 Goodwill 1,104 (811) 294 Goodwill based on the expectation of future profitability - - 294 (e) Intangible assets 13,483 (22) 13,462 Acquisition of rights to credit payroll 1,514 - 1,514 (h)/(i) Other intangible assets 23,829 12,330 36,159 Intangible assets 13,784 (h)/(i) Goodwill based on the expectation of future profitability - - 21,776 (e) Deferred permanent assets - - 471 (g) Other - - 128 (Accumulated amortization) (11,860) (12,352) (24,211) Intangible assets (7,297) (h/i) Goodwill based on the expectation of future profitability - - (16,443) (e) Deferred permanent assets - - (471) (g) Total assets 1, 738,339 (205,039) 1, 533,301 (1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudential Conglomerate and also by the eliminations of transactions with related parties. (2) Prudential information that is presented in Appedix I of this document. 17 Itaú Unibanco

Risk and Capital Management – Pillar 3 Comparison of balance sheets – Liabilities R$ million Consolidated (1) (2) Prudential Differences Ref. Appedix I Balanced Sheet Liabilities 09/30/2019 Current and Long-term Liabilities 1, 597,176 (205,041) 1, 392,135 Deposits 490, 838 9,519 500, 357 Deposits received under securities repurchase agreements 296, 503 405 296, 908 Funds from acceptances and issuance of securities 130, 883 - 130, 883 Interbank accounts 52,779 - 52,779 Interbranch accounts 7,539 3 7,542 Borrowings and onlending 77,770 - 77,770 Derivative financial instruments 47,441 (31) 47,409 Technical provision for insurance, pension plan and capitalization 216, 060 (216,060) - Other liabilities 277, 364 1,123 278, 488 Social and statutory 17,621 (2,525) 15,096 Tax credits arising from income tax losses and social contribution - - 3,994 (b)/(c) Provision of Actuarial assets related to defined benefit pension funds - - 265 (d) Other - - 10,838 Other - - 263,391 Deferred income 2,632 52 2,685 Non-controlling interest in subsidiaries 12,812 (99) 12,712 Non-controlling interest in subsidiaries that are part of the conglomerate - - 12,712 (j) Stockholders' equity 125, 719 50 125, 769 Capital 97,148 - 97,148 Eligible Instruments - - 97,148 (k) Capital reserves 1,848 - 1,848 Capital reserves - - 1,848 (m) Revenue reserves 30,061 (1,204) 28,857 Revenue reserves - - 28,857 (l) Asset valuation adjustment (2,031) 1,253 (777) Other revenue and other reserve - - (777) (m) (Treasury shares) (1,307) - (1,307) Shares or other instruments issued by the bank - - (1,307) (n) Total liabilities and stockholders' equity 1, 738,339 (205,039) 1, 533,301 (1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties. (2) Prudential information that is presented in Appedix I of this document. 18 Itaú Unibanco Risk and Capital Management – Pillar 3 Comparison of balance sheets – Liabilities R$ million Consolidated (1) (2) Prudential Differences Ref. Appedix I Balanced Sheet Liabilities 09/30/2019 Current and Long-term Liabilities 1, 597,176 (205,041) 1, 392,135 Deposits 490, 838 9,519 500, 357 Deposits received under securities repurchase agreements 296, 503 405 296, 908 Funds from acceptances and issuance of securities 130, 883 - 130, 883 Interbank accounts 52,779 - 52,779 Interbranch accounts 7,539 3 7,542 Borrowings and onlending 77,770 - 77,770 Derivative financial instruments 47,441 (31) 47,409 Technical provision for insurance, pension plan and capitalization 216, 060 (216,060) - Other liabilities 277, 364 1,123 278, 488 Social and statutory 17,621 (2,525) 15,096 Tax credits arising from income tax losses and social contribution - - 3,994 (b)/(c) Provision of Actuarial assets related to defined benefit pension funds - - 265 (d) Other - - 10,838 Other - - 263,391 Deferred income 2,632 52 2,685 Non-controlling interest in subsidiaries 12,812 (99) 12,712 Non-controlling interest in subsidiaries that are part of the conglomerate - - 12,712 (j) Stockholders' equity 125, 719 50 125, 769 Capital 97,148 - 97,148 Eligible Instruments - - 97,148 (k) Capital reserves 1,848 - 1,848 Capital reserves - - 1,848 (m) Revenue reserves 30,061 (1,204) 28,857 Revenue reserves - - 28,857 (l) Asset valuation adjustment (2,031) 1,253 (777) Other revenue and other reserve - - (777) (m) (Treasury shares) (1,307) - (1,307) Shares or other instruments issued by the bank - - (1,307) (n) Total liabilities and stockholders' equity 1, 738,339 (205,039) 1, 533,301 (1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties. (2) Prudential information that is presented in Appedix I of this document. 18 Itaú Unibanco

Risk and Capital Management – Pillar 3 3.2 Institutions that comprise the Financial Statements of Itaú Unibanco Holding The lists below provide the institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco Holding S.A.. Institutions that comprise the Financial Statements of Itaú Unibanco Holding (1) Institutions that comprise the financial statements and the Prudential Consolidation Country % Equity share in capital Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI Brazil 98.05% Banco Investcred Unibanco S.A. Brazil 50.00% Banco Itaú (Suisse) SA Switzerland 100.00% Banco Itaú Argentina S.A. Argentina 100.00% Banco Itaú BBA S.A. Brazil 100.00% Banco Itaú Consignado S.A. Brazil 100.00% Banco Itaú International United States 100.00% Banco Itaú Paraguay S.A. Paraguay 100.00% Banco Itaú Uruguay S.A. Uruguay 100.00% Banco Itaú Veículos S.A. Brazil 100.00% Banco ItauBank S.A. Brazil 100.00% Banco Itaucard S.A. Brazil 100.00% Banco Itauleasing S.A. Brazil 100.00% CorpBanca New York Branch United States 38.14% Dibens Leasing S.A. - Arrendamento Mercantil Brazil 100.00% FIDC NP América Multicarteira Brazil 100.00% Fideicomisos Financiero Privados BHSA Argentina 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Brazil 50.00% Fundo De Invest Dir Creditórios Não Padron NPL II Brazil 100.00% Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel Brazil 100.00% Fundo Fortaleza de Investimento Imobiliário Brazil 100.00% Hipercard Banco Múltiplo S.A. Brazil 100.00% Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. Brazil 100.00% Iresolve Companhia Securitizadora de Créditos Financeiros S.A. Brazil 100.00% Itaú (Panamá) S.A. Panama 25.28% Itaú Administradora de Consórcios Ltda. Brazil 100.00% Itaú Asset Management Colombia S.A. Sociedad Fiduciaria Colombia 25.28% Itaú Bank & Trust Bahamas Ltd. Bahamas 100.00% Itaú Bank & Trust Cayman Ltd. Cayman Islands 100.00% Itau Bank, Ltd. Cayman Islands 100.00% Itau BBA International Plc United Kingdom 100.00% Itau BBA USA Securities Inc. United States 100.00% Itaú Casa de Valores S.A. Panama 25.56% Itaú Cia. Securitizadora de Créditos Financeiros Brazil 100.00% Itaú Comisionista de Bolsa Colombia S.A. Colombia 25.56% Itaú Corpbanca Chile 38.14% Itaú CorpBanca Colombia S.A. Colombia 25.28% Itaú Corredores de Bolsa Limitada Chile 38.14% Itaú Corretora de Valores S.A. Brazil 100.00% Itaú Distribuidora de Títulos e Valores Mobiliários S.A. Brazil 100.00% Itaú EU Lux-Itaú Latin America Equity Fund Luxembourg 64.50% Itaú International Securities Inc. United States 100.00% Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado Brazil 100.00% Itaú Securities Services Colombia S.A. Sociedad Fiduciaria Colombia 25.98% Itaú Unibanco Holding S.A. Brazil 100.00% Itaú Unibanco Holding S.A., Grand Cayman Branch Cayman Islands 100.00% Itaú Unibanco S.A. Brazil 100.00% Itaú Unibanco S.A. - Tokyo Branch Japan 100.00% Itaú Unibanco S.A. -  Nassau Branch Bahamas 100.00% Itaú Unibanco S.A. Grand Cayman Branch Cayman Islands 100.00% Itaú Unibanco S.A. New York Branch United States 100.00% Itaú Unibanco Veículos Administradora de Consórcios Ltda. Brazil 100.00% Itaú Valores S.A. Argentina 100.00% Itauvest Distribuidora de Títulos e Val. Mobiliários S.A. Brazil 100.00% ITB Holding Ltd. Cayman Islands 100.00% Kinea Ações Fundo de Investimento em Ações Brazil 100.00% Kinea Ações Fundo de Investimento em Cotas de Fundos de Investimento em Ações Brazil 98.60% Kinea CO-investimento Fundo de Investimento Imobiliario Brazil 100.00% Kinea Dinamico Master - Long Biased Fundo De Investimento Em Acoes Brazil 100.00% Kinea I Private Equity FIP Multiestrategia Brazil 100.00% Kinea I Total Return Equity - Fundo de Investimento em Cotas de Fundos de Investimento Multimercado Brazil 100.00% Kinea II Macro Fundo de Investimento Multimercado Crédito Privado Brazil 100.00% Licania Fund Limited Cayman Islands 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Brazil 50.00% MCC S.A. Corredores de Bolsa Chile 100.00% MCC Securities Inc. Cayman Islands 100.00% Microinvest S.A. Soc. de Crédito a Microempreendedor Brazil 100.00% 19 Itaú Unibanco Risk and Capital Management – Pillar 3 3.2 Institutions that comprise the Financial Statements of Itaú Unibanco Holding The lists below provide the institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco Holding S.A.. Institutions that comprise the Financial Statements of Itaú Unibanco Holding (1) Institutions that comprise the financial statements and the Prudential Consolidation Country % Equity share in capital Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI Brazil 98.05% Banco Investcred Unibanco S.A. Brazil 50.00% Banco Itaú (Suisse) SA Switzerland 100.00% Banco Itaú Argentina S.A. Argentina 100.00% Banco Itaú BBA S.A. Brazil 100.00% Banco Itaú Consignado S.A. Brazil 100.00% Banco Itaú International United States 100.00% Banco Itaú Paraguay S.A. Paraguay 100.00% Banco Itaú Uruguay S.A. Uruguay 100.00% Banco Itaú Veículos S.A. Brazil 100.00% Banco ItauBank S.A. Brazil 100.00% Banco Itaucard S.A. Brazil 100.00% Banco Itauleasing S.A. Brazil 100.00% CorpBanca New York Branch United States 38.14% Dibens Leasing S.A. - Arrendamento Mercantil Brazil 100.00% FIDC NP América Multicarteira Brazil 100.00% Fideicomisos Financiero Privados BHSA Argentina 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Brazil 50.00% Fundo De Invest Dir Creditórios Não Padron NPL II Brazil 100.00% Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel Brazil 100.00% Fundo Fortaleza de Investimento Imobiliário Brazil 100.00% Hipercard Banco Múltiplo S.A. Brazil 100.00% Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. Brazil 100.00% Iresolve Companhia Securitizadora de Créditos Financeiros S.A. Brazil 100.00% Itaú (Panamá) S.A. Panama 25.28% Itaú Administradora de Consórcios Ltda. Brazil 100.00% Itaú Asset Management Colombia S.A. Sociedad Fiduciaria Colombia 25.28% Itaú Bank & Trust Bahamas Ltd. Bahamas 100.00% Itaú Bank & Trust Cayman Ltd. Cayman Islands 100.00% Itau Bank, Ltd. Cayman Islands 100.00% Itau BBA International Plc United Kingdom 100.00% Itau BBA USA Securities Inc. United States 100.00% Itaú Casa de Valores S.A. Panama 25.56% Itaú Cia. Securitizadora de Créditos Financeiros Brazil 100.00% Itaú Comisionista de Bolsa Colombia S.A. Colombia 25.56% Itaú Corpbanca Chile 38.14% Itaú CorpBanca Colombia S.A. Colombia 25.28% Itaú Corredores de Bolsa Limitada Chile 38.14% Itaú Corretora de Valores S.A. Brazil 100.00% Itaú Distribuidora de Títulos e Valores Mobiliários S.A. Brazil 100.00% Itaú EU Lux-Itaú Latin America Equity Fund Luxembourg 64.50% Itaú International Securities Inc. United States 100.00% Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado Brazil 100.00% Itaú Securities Services Colombia S.A. Sociedad Fiduciaria Colombia 25.98% Itaú Unibanco Holding S.A. Brazil 100.00% Itaú Unibanco Holding S.A., Grand Cayman Branch Cayman Islands 100.00% Itaú Unibanco S.A. Brazil 100.00% Itaú Unibanco S.A. - Tokyo Branch Japan 100.00% Itaú Unibanco S.A. - Nassau Branch Bahamas 100.00% Itaú Unibanco S.A. Grand Cayman Branch Cayman Islands 100.00% Itaú Unibanco S.A. New York Branch United States 100.00% Itaú Unibanco Veículos Administradora de Consórcios Ltda. Brazil 100.00% Itaú Valores S.A. Argentina 100.00% Itauvest Distribuidora de Títulos e Val. Mobiliários S.A. Brazil 100.00% ITB Holding Ltd. Cayman Islands 100.00% Kinea Ações Fundo de Investimento em Ações Brazil 100.00% Kinea Ações Fundo de Investimento em Cotas de Fundos de Investimento em Ações Brazil 98.60% Kinea CO-investimento Fundo de Investimento Imobiliario Brazil 100.00% Kinea Dinamico Master - Long Biased Fundo De Investimento Em Acoes Brazil 100.00% Kinea I Private Equity FIP Multiestrategia Brazil 100.00% Kinea I Total Return Equity - Fundo de Investimento em Cotas de Fundos de Investimento Multimercado Brazil 100.00% Kinea II Macro Fundo de Investimento Multimercado Crédito Privado Brazil 100.00% Licania Fund Limited Cayman Islands 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Brazil 50.00% MCC S.A. Corredores de Bolsa Chile 100.00% MCC Securities Inc. Cayman Islands 100.00% Microinvest S.A. Soc. de Crédito a Microempreendedor Brazil 100.00% 19 Itaú Unibanco

Risk and Capital Management – Pillar 3 Institutions that comprise the Financial Statements of Itaú Unibanco Holding (1) Institutions that comprise the financial statements and the Prudential Consolidation % Equity share in capital Country OCA S.A. Uruguay 100.00% Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior Uruguay 100.00% RedeCard S.A. Brazil 100.00% Rt Enterprise Soberano Renda Fixa Fundo de Investimento Brazil 43.63% Rt Itaú Dj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI Brazil 100.00% RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento Brazil 100.00% Rt Voyager Renda Fixa Crédito Privado - Fundo de Investimento Brazil 100.00% Uni-Investment International Corp. Cayman Islands 100.00% Universo FIP Multiestratégia Brazil 100.00% (1) The institutions operate in their respective countries of origin. Institutions that comprise the Financial Statements of Itaú Unibanco Holding (1) Institutions that comprise only the Financial Statements % Equity share on capital Country ACCS Administradora e Corretora de Seguros Ltda. Brazil 98.71% Albarus S.A. Paraguay 100.00% BICSA Holdings, Ltd. Cayman Islands 100.00% BIE Cayman Ltd. Cayman Islands 100.00% Borsen Renda Fixa Crédito Privado - Fundo de Investimento Brazil 100.00% CGB II SPA Chile 100.00% CGB III SPA Chile 100.00% Cia. Itaú de Capitalização Brazil 100.00% Estrel Serviços Administrativos S.A. Brazil 100.00% FC Recovery S.A. Argentina 96.00% FIC Promotora de Vendas Ltda. Brazil 50.00% iCarros Ltda. Brazil 100.00% IGA PARTICIPAÇÕES S.A. Brazil 96.88% Investimentos Bemge S.A. Brazil 86.81% Itaú Administração Previdenciária Ltda. Brazil 100.00% Itaú Administradora General de Fondos S.A. Chile 38.14% Itaú Asesorías Financieras S.A. Chile 38.14% Itau Asia Securities Limited Hong Kong 100.00% Itau Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión Argentina 100.00% Itau Bahamas Directors Ltd. Bahamas 100.00% Itau Bahamas Nominees Ltd. Bahamas 100.00% Itaú BBA Colombia S.A. Corporación Financiera Colombia 100.00% Itau BBA International (Cayman) Ltd. Cayman Islands 100.00% Itaú BBA México, S.A. de C.V. Mexico 100.00% Itaú BBA Trading S.A. Brazil 100.00% Itaú Chile Compañía de Seguros de Vida S.A. Chile 99.99% Itaú Chile Inversiones, Servicios y Administracion S.A. Chile 99.99% Itaú Consultoria de Valores Mobiliários e Participações S.A. Brazil 100.00% Itaú Corredor de Seguros Colombia S.A. Colombia 30.50% Itaú Corredores de Seguros S.A. Chile 38.14% Itaú Corretora de Seguros S.A. Brazil 98.72% Itaú Europa Luxembourg S.A. Luxembourg 100.00% Itaú Gestão de Vendas Ltda. Brazil 100.00% Itaú Institucional Renda Fixa Curto Prazo Fundo de Investimento  Brazil 100.00% Itau International Holding Limited United Kingdom 100.00% Itau Middle East Limited United Arab Emirates 100.00% Itaú Participação Ltda. Brazil 100.00% Itaú Rent Administração e Participações Ltda. Brazil 98.90% Itaú Seguros S.A. Brazil 100.00% Itau USA Asset Management Inc. United States 100.00% Itaú Vida e Previdência S.A. Brazil 100.00% Itauseg Participações S.A. Brazil 100.00% Itauseg Saúde S.A. Brazil 100.00% ITAUSEG SEGURADORA S.A. Brazil 100.00% ITB Holding Brasil Participações Ltda. Brazil 100.00% Itrust Servicios Inmobiliarios S.A.I.C. Argentina 100.00% IU Corretora de Seguros Ltda. Brazil 100.00% Karen International Limited Bahamas 100.00% Kinea Investimentos Ltda. Brazil 80.00% 20 Itaú Unibanco Risk and Capital Management – Pillar 3 Institutions that comprise the Financial Statements of Itaú Unibanco Holding (1) Institutions that comprise the financial statements and the Prudential Consolidation % Equity share in capital Country OCA S.A. Uruguay 100.00% Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior Uruguay 100.00% RedeCard S.A. Brazil 100.00% Rt Enterprise Soberano Renda Fixa Fundo de Investimento Brazil 43.63% Rt Itaú Dj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI Brazil 100.00% RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento Brazil 100.00% Rt Voyager Renda Fixa Crédito Privado - Fundo de Investimento Brazil 100.00% Uni-Investment International Corp. Cayman Islands 100.00% Universo FIP Multiestratégia Brazil 100.00% (1) The institutions operate in their respective countries of origin. Institutions that comprise the Financial Statements of Itaú Unibanco Holding (1) Institutions that comprise only the Financial Statements % Equity share on capital Country ACCS Administradora e Corretora de Seguros Ltda. Brazil 98.71% Albarus S.A. Paraguay 100.00% BICSA Holdings, Ltd. Cayman Islands 100.00% BIE Cayman Ltd. Cayman Islands 100.00% Borsen Renda Fixa Crédito Privado - Fundo de Investimento Brazil 100.00% CGB II SPA Chile 100.00% CGB III SPA Chile 100.00% Cia. Itaú de Capitalização Brazil 100.00% Estrel Serviços Administrativos S.A. Brazil 100.00% FC Recovery S.A. Argentina 96.00% FIC Promotora de Vendas Ltda. Brazil 50.00% iCarros Ltda. Brazil 100.00% IGA PARTICIPAÇÕES S.A. Brazil 96.88% Investimentos Bemge S.A. Brazil 86.81% Itaú Administração Previdenciária Ltda. Brazil 100.00% Itaú Administradora General de Fondos S.A. Chile 38.14% Itaú Asesorías Financieras S.A. Chile 38.14% Itau Asia Securities Limited Hong Kong 100.00% Itau Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión Argentina 100.00% Itau Bahamas Directors Ltd. Bahamas 100.00% Itau Bahamas Nominees Ltd. Bahamas 100.00% Itaú BBA Colombia S.A. Corporación Financiera Colombia 100.00% Itau BBA International (Cayman) Ltd. Cayman Islands 100.00% Itaú BBA México, S.A. de C.V. Mexico 100.00% Itaú BBA Trading S.A. Brazil 100.00% Itaú Chile Compañía de Seguros de Vida S.A. Chile 99.99% Itaú Chile Inversiones, Servicios y Administracion S.A. Chile 99.99% Itaú Consultoria de Valores Mobiliários e Participações S.A. Brazil 100.00% Itaú Corredor de Seguros Colombia S.A. Colombia 30.50% Itaú Corredores de Seguros S.A. Chile 38.14% Itaú Corretora de Seguros S.A. Brazil 98.72% Itaú Europa Luxembourg S.A. Luxembourg 100.00% Itaú Gestão de Vendas Ltda. Brazil 100.00% Itaú Institucional Renda Fixa Curto Prazo Fundo de Investimento Brazil 100.00% Itau International Holding Limited United Kingdom 100.00% Itau Middle East Limited United Arab Emirates 100.00% Itaú Participação Ltda. Brazil 100.00% Itaú Rent Administração e Participações Ltda. Brazil 98.90% Itaú Seguros S.A. Brazil 100.00% Itau USA Asset Management Inc. United States 100.00% Itaú Vida e Previdência S.A. Brazil 100.00% Itauseg Participações S.A. Brazil 100.00% Itauseg Saúde S.A. Brazil 100.00% ITAUSEG SEGURADORA S.A. Brazil 100.00% ITB Holding Brasil Participações Ltda. Brazil 100.00% Itrust Servicios Inmobiliarios S.A.I.C. Argentina 100.00% IU Corretora de Seguros Ltda. Brazil 100.00% Karen International Limited Bahamas 100.00% Kinea Investimentos Ltda. Brazil 80.00% 20 Itaú Unibanco

Risk and Capital Management – Pillar 3 Institutions that comprise the Financial Statements of Itaú Unibanco Holding (1) Institutions that comprise only the Financial Statements Country % Equity share on capital Maxipago Serviços de Internet Ltda. Brazil 100.00% MCC Asesorías Limitada Chile 100.00% Mundostar S.A. Uruguay 100.00% Nevada Woods S.A. Uruguay 100.00% Proserv - Promociones y Servicios, S.A. de C.V. Mexico 100.00% Provar Negócios de Varejo Ltda. Brazil 100.00% Recaudaciones y Cobranzas Limitada Chile 38.14% Recovery do Brasil Consultoria S.A. Brazil 96.00% RT Alm 5 Fundo de Investimento Renda Fixa Brazil 100.00% RT Alm Soberano 2 Fundo de Investimento Renda Fixa Brazil 100.00% Rt Defiant Multimercado - Fundo de Investimento  Brazil 100.00% Rt Endeavour Renda Fixa Crédito Privado - Fundo de Investimento Brazil 100.00% Rt Multigestor 4 Fundo de Investimento em Cotas De Fundos de Investimento Multimercado Brazil 100.00% RT Nation Renda Fixa - Fundo de Investimento Brazil 99.90% Rt Valiant Renda Fixa - Fundo de Investimento Brazil 100.00% SAGA II SPA Chile 100.00% SAGA III SPA Chile 100.00% Topaz Holding Ltd. Cayman Islands 100.00% Tulipa S.A. Brazil 100.00% Unión Capital AFAP S.A. Uruguay 100.00% (1) The institutions operate in their respective countries of origin. Non Consolidated Institutions (1) Non consolidated Institutions Country % Equity share on capital Olímpia Promoção e Serviços S.A. Brazil 50.00% Kinea Private Equity Investimentos S.A. Brazil 80.00% Tecnologia Bancária S.A. Brazil 28.95% Gestora de Inteligência de Crédito S.A. Brazil 20.00% BSF Holding S.A. Brazil 49.00% Conectcar Soluções de Mobilidade Eletrônica S.A. Brazil 50.00% IRB- Brasil Resseguros S.A. Brazil 11.14% Porto Seguro Itaú Unibanco Participações S.A. Brazil 42.93% XP INVESTIMENTOS S.A. Brazil 49.90% Compañia Uruguaya de Medios de Procesamiento S.A. Uruguay 32.37% Rias Redbanc S.A Uruguay 25.00% (1) The institutions operate in their respective countries of origin. Material entities Total assets, stockholders’ equity, country and the industries of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows: Major Institutions R$ million 09/30/2019 06/30/2019 09/30/2018 Institutions Country Activity Total Assets Equity Total Assets Equity Total Assets Equity (1) Banco Itaú Argentina S.A. Argentina Financial institution 5,551 654 7,089 760 5,658 516 (1) Banco Itaú BBA S.A. Brazil Financial institution 3,213 2,793 2,887 2,597 2,364 2,073 (1) Financial institution 28,674 2,287 29,253 2,285 28,461 2,510 Banco Itaú Consignado S.A. Brazil (1) Financial institution 12,769 1,392 12,016 1,389 13,202 1,462 Banco Itaú Paraguay S.A. Paraguay (1) Financial institution 5,894 853 5,551 789 6,770 777 Banco Itaú (Suisse) SA Switzerland (1) Financial institution 19,326 2,061 17,190 1,811 18,165 1,823 Banco Itaú Uruguay S.A. Uruguay (1) Financial institution 107,462 10,920 102,821 10,576 96,622 9,477 Banco Itaucard S.A. Brazil (1) Banco Itauleasing S.A. Brazil Financial institution 12,414 12,191 12,364 12,023 11,946 11,665 Cia. Itaú de Capitalização Brazil Premium Bonds 4,765 841 4,640 768 4,419 796 (1) Leasing 15,160 5,028 19,013 4,969 45,837 5,233 Dibens Leasing S.A. - Arrendamento Mercantil Brazil (1) Consumer Finance Credit 6,726 1,039 6,335 973 5,307 840 Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Brazil (1) Financial institution 15,778 4,574 15,994 4,590 16,683 4,522 Hipercard Banco Múltiplo S.A. Brazil (1) Financial institution 10,648 5,010 9,721 4,560 10,206 4,385 Itau Bank, Ltd. Cayman Islands (1) Itau BBA International plc United Kingdom Financial institution 32,427 5,310 30,441 4,812 29,024 4,741 (1) Itau BBA USA Securities Inc. United States Broker 2,206 1,989 2,124 1,817 2,110 1,908 Itauseg Seguradora S.A. Brazil Insurance 95 78 94 77 95 78 (1) Financial institution 152,249 16,945 137,633 16,581 136,661 17,856 Itaú CorpBanca Chile (1) Financial institution 33,919 4,230 37,185 4,154 40,085 4,516 Itaú Corpbanca Colombia S.A. Colombia (1) Itaú Corretora de Valores S.A. Brazil Broker 8,651 1,488 6,106 1,382 4,536 1,161 Itaú Seguros S.A. Brazil Insurance 6,806 2,457 6,427 2,245 9,850 4,242 (1) Financial institution 1,239,445 83,839 1,204,989 95,950 1,196,536 85,564 Itaú Unibanco S.A. Brazil Itaú Vida e Previdência S.A. Brazil Pension Plan 213,781 3,520 209,438 3,344 194,599 2,607 (1) Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Brazil Consumer Finance Credit 10,360 888 9,740 879 7,191 747 (1) RedeCard S.A. Brazil Acquirer 63,817 17,266 66,116 17,053 63,555 16,372 (1) Institutions included in the Prudential Conglomerate. 21 Itaú Unibanco Risk and Capital Management – Pillar 3 Institutions that comprise the Financial Statements of Itaú Unibanco Holding (1) Institutions that comprise only the Financial Statements Country % Equity share on capital Maxipago Serviços de Internet Ltda. Brazil 100.00% MCC Asesorías Limitada Chile 100.00% Mundostar S.A. Uruguay 100.00% Nevada Woods S.A. Uruguay 100.00% Proserv - Promociones y Servicios, S.A. de C.V. Mexico 100.00% Provar Negócios de Varejo Ltda. Brazil 100.00% Recaudaciones y Cobranzas Limitada Chile 38.14% Recovery do Brasil Consultoria S.A. Brazil 96.00% RT Alm 5 Fundo de Investimento Renda Fixa Brazil 100.00% RT Alm Soberano 2 Fundo de Investimento Renda Fixa Brazil 100.00% Rt Defiant Multimercado - Fundo de Investimento Brazil 100.00% Rt Endeavour Renda Fixa Crédito Privado - Fundo de Investimento Brazil 100.00% Rt Multigestor 4 Fundo de Investimento em Cotas De Fundos de Investimento Multimercado Brazil 100.00% RT Nation Renda Fixa - Fundo de Investimento Brazil 99.90% Rt Valiant Renda Fixa - Fundo de Investimento Brazil 100.00% SAGA II SPA Chile 100.00% SAGA III SPA Chile 100.00% Topaz Holding Ltd. Cayman Islands 100.00% Tulipa S.A. Brazil 100.00% Unión Capital AFAP S.A. Uruguay 100.00% (1) The institutions operate in their respective countries of origin. Non Consolidated Institutions (1) Non consolidated Institutions Country % Equity share on capital Olímpia Promoção e Serviços S.A. Brazil 50.00% Kinea Private Equity Investimentos S.A. Brazil 80.00% Tecnologia Bancária S.A. Brazil 28.95% Gestora de Inteligência de Crédito S.A. Brazil 20.00% BSF Holding S.A. Brazil 49.00% Conectcar Soluções de Mobilidade Eletrônica S.A. Brazil 50.00% IRB- Brasil Resseguros S.A. Brazil 11.14% Porto Seguro Itaú Unibanco Participações S.A. Brazil 42.93% XP INVESTIMENTOS S.A. Brazil 49.90% Compañia Uruguaya de Medios de Procesamiento S.A. Uruguay 32.37% Rias Redbanc S.A Uruguay 25.00% (1) The institutions operate in their respective countries of origin. Material entities Total assets, stockholders’ equity, country and the industries of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows: Major Institutions R$ million 09/30/2019 06/30/2019 09/30/2018 Institutions Country Activity Total Assets Equity Total Assets Equity Total Assets Equity (1) Banco Itaú Argentina S.A. Argentina Financial institution 5,551 654 7,089 760 5,658 516 (1) Banco Itaú BBA S.A. Brazil Financial institution 3,213 2,793 2,887 2,597 2,364 2,073 (1) Financial institution 28,674 2,287 29,253 2,285 28,461 2,510 Banco Itaú Consignado S.A. Brazil (1) Financial institution 12,769 1,392 12,016 1,389 13,202 1,462 Banco Itaú Paraguay S.A. Paraguay (1) Financial institution 5,894 853 5,551 789 6,770 777 Banco Itaú (Suisse) SA Switzerland (1) Financial institution 19,326 2,061 17,190 1,811 18,165 1,823 Banco Itaú Uruguay S.A. Uruguay (1) Financial institution 107,462 10,920 102,821 10,576 96,622 9,477 Banco Itaucard S.A. Brazil (1) Banco Itauleasing S.A. Brazil Financial institution 12,414 12,191 12,364 12,023 11,946 11,665 Cia. Itaú de Capitalização Brazil Premium Bonds 4,765 841 4,640 768 4,419 796 (1) Leasing 15,160 5,028 19,013 4,969 45,837 5,233 Dibens Leasing S.A. - Arrendamento Mercantil Brazil (1) Consumer Finance Credit 6,726 1,039 6,335 973 5,307 840 Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Brazil (1) Financial institution 15,778 4,574 15,994 4,590 16,683 4,522 Hipercard Banco Múltiplo S.A. Brazil (1) Financial institution 10,648 5,010 9,721 4,560 10,206 4,385 Itau Bank, Ltd. Cayman Islands (1) Itau BBA International plc United Kingdom Financial institution 32,427 5,310 30,441 4,812 29,024 4,741 (1) Itau BBA USA Securities Inc. United States Broker 2,206 1,989 2,124 1,817 2,110 1,908 Itauseg Seguradora S.A. Brazil Insurance 95 78 94 77 95 78 (1) Financial institution 152,249 16,945 137,633 16,581 136,661 17,856 Itaú CorpBanca Chile (1) Financial institution 33,919 4,230 37,185 4,154 40,085 4,516 Itaú Corpbanca Colombia S.A. Colombia (1) Itaú Corretora de Valores S.A. Brazil Broker 8,651 1,488 6,106 1,382 4,536 1,161 Itaú Seguros S.A. Brazil Insurance 6,806 2,457 6,427 2,245 9,850 4,242 (1) Financial institution 1,239,445 83,839 1,204,989 95,950 1,196,536 85,564 Itaú Unibanco S.A. Brazil Itaú Vida e Previdência S.A. Brazil Pension Plan 213,781 3,520 209,438 3,344 194,599 2,607 (1) Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Brazil Consumer Finance Credit 10,360 888 9,740 879 7,191 747 (1) RedeCard S.A. Brazil Acquirer 63,817 17,266 66,116 17,053 63,555 16,372 (1) Institutions included in the Prudential Conglomerate. 21 Itaú Unibanco

Risk and Capital Management – Pillar 3 4 Investments in other entities not classified in the trading book The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with the Corporate Law (“Lei das Sociedades por Ações”), as amended, and with the rulings issued by BACEN, CMN, CVM, SUSEP, CNSP and PREVIC, as applicable, which include accounting practices and estimates for the establishment of provisions and the valuation of financial assets. The interests held in other entities valued at acquisition price are classified in Permanent Assets, when there is the intention to hold them, and then are tested for impairment on a six-month basis. Investments in other companies which are not intended to be held for a long term are classified as Securities, and measured at market value. Itaú Unibanco applies its policies on a systematic basis, ensuring the consistency and comparability of its information. In the third quarter of 2019, there were no significant amendments to policies related to investments in other entities. Itaú Unibanco holds corporate interests mainly for strategic reasons and to obtain capital gains. For further information on Itaú Unibanco’s accounting policies, please see Note 3 – “Summary of the main accounting practices”, to the Complete Financial Statements, which is available on the website www.itau.com.br/investor-relations. The assessment of equity risk not included in the trading book, designated financial investment risk, is done on ICAAP process. This assessment simulates asset losses in a stress scenario. The table below shows the investments in other entities not classified in the trading book. On September 30, 2019, the capital required for these investments was R$ 94.7 million. Investments in other entities R$ million (1) 06/30/2019 09/30/2019 09/30/2018 Carrying Amount 1, 177.3 1, 141.5 629.9 Public 285.5 241.9 509.6 Private 891.8 899.7 120.3 Fair value 1,215.1 1, 180.0 826.7 Public 300.2 258.1 687.1 Private 914.8 921.9 139.6 Gain or losses arising on investments in other entities 0.8 61.0 0.5 Recognized and unrealized gain or losses (36.0) (52.5) (123.2) Unrecognized and unrealized gain or losses 37.9 38.5 196.8 (1) For better comparability, the data presented considers the criteria of 09/30/2019. 22 Itaú Unibanco Risk and Capital Management – Pillar 3 4 Investments in other entities not classified in the trading book The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with the Corporate Law (“Lei das Sociedades por Ações”), as amended, and with the rulings issued by BACEN, CMN, CVM, SUSEP, CNSP and PREVIC, as applicable, which include accounting practices and estimates for the establishment of provisions and the valuation of financial assets. The interests held in other entities valued at acquisition price are classified in Permanent Assets, when there is the intention to hold them, and then are tested for impairment on a six-month basis. Investments in other companies which are not intended to be held for a long term are classified as Securities, and measured at market value. Itaú Unibanco applies its policies on a systematic basis, ensuring the consistency and comparability of its information. In the third quarter of 2019, there were no significant amendments to policies related to investments in other entities. Itaú Unibanco holds corporate interests mainly for strategic reasons and to obtain capital gains. For further information on Itaú Unibanco’s accounting policies, please see Note 3 – “Summary of the main accounting practices”, to the Complete Financial Statements, which is available on the website www.itau.com.br/investor-relations. The assessment of equity risk not included in the trading book, designated financial investment risk, is done on ICAAP process. This assessment simulates asset losses in a stress scenario. The table below shows the investments in other entities not classified in the trading book. On September 30, 2019, the capital required for these investments was R$ 94.7 million. Investments in other entities R$ million (1) 06/30/2019 09/30/2019 09/30/2018 Carrying Amount 1, 177.3 1, 141.5 629.9 Public 285.5 241.9 509.6 Private 891.8 899.7 120.3 Fair value 1,215.1 1, 180.0 826.7 Public 300.2 258.1 687.1 Private 914.8 921.9 139.6 Gain or losses arising on investments in other entities 0.8 61.0 0.5 Recognized and unrealized gain or losses (36.0) (52.5) (123.2) Unrecognized and unrealized gain or losses 37.9 38.5 196.8 (1) For better comparability, the data presented considers the criteria of 09/30/2019. 22 Itaú Unibanco

Risk and Capital Management – Pillar 3 5 Credit Risk 5.1 Framework and Treatment Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs. The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution’s risk appetite for each market segment in which we operate. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are responsibility of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase. There is a credit risk management and control structure, centralized and independent of the business units which defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. The credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable. Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. With respect to individuals, small and medium companies, credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models. For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reverse occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral. To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate. Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, described in item “9 Other Risks”. In compliance with CMN Resolution 4,557, the document “Public Access Report - Credit Risk,” which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. 23 Itaú Unibanco Risk and Capital Management – Pillar 3 5 Credit Risk 5.1 Framework and Treatment Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs. The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution’s risk appetite for each market segment in which we operate. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are responsibility of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase. There is a credit risk management and control structure, centralized and independent of the business units which defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. The credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable. Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. With respect to individuals, small and medium companies, credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models. For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reverse occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral. To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate. Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, described in item “9 Other Risks”. In compliance with CMN Resolution 4,557, the document “Public Access Report - Credit Risk,” which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. 23 Itaú Unibanco

Risk and Capital Management – Pillar 3 5.2 Credit Portfolio Analysis The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different dimensions. Operations with Credit Granting Characteristics by Countries and by Brazil Geographic Regions (1) Operations with Credit Granting Characteristics by Countries: Exposure R$ million 09/30/2019 06/30/2019 United United Brazil Argentina Chile Colombia Paraguay Switzerland Uruguay Other Total Total States of Kingdon America Individuals 2 53,541 854 48,272 8 ,502 - 3 ,154 - - 3,559 39 3 17,921 3 08,739 Rural Loans 80 - - - - - - - - - 80 52 Real State 4 4,792 107 25,772 1 ,640 - 457 - - 388 - 7 3,156 7 1,271 Payroll 4 6,920 - - - - - - - - - 46,920 4 6,851 Vehicle and Leasing 1 7,249 - - 67 - 113 - - - - 17,429 1 6,725 Credit card 1 02,914 573 3,356 936 - 842 - - 2,201 - 1 10,822 1 07,245 Financial Guarantees Provided 903 - 16 1 - - - - 3 4 927 964 Personal Loans (Other) 4 0,683 174 19,128 5 ,858 - 1 ,742 - - 967 35 68,587 6 5,631 Companies 2 10,283 2 ,670 62,931 1 8,166 8 ,697 4,892 17,140 3 ,301 7,182 1,563 3 36,825 3 21,983 Rural Loans 1 0,435 - - - - - - - - - 1 0,435 1 1,005 Investments 2 5,569 21 4,855 3 ,880 - 7 14 - 33 30 34,409 3 4,604 Import and Export 3 6,611 216 346 516 4,806 - 8 ,254 3 ,145 181 - 5 4,075 5 0,189 Working Capital, Discount Bonds and Secured Line of Credit 9 6,645 1,828 49,973 1 1,926 3 ,264 4,475 8,450 - 6,414 1 ,460 1 84,435 1 74,646 Financial Guarantees Provided 3 6,067 604 7,391 1 ,727 627 410 422 156 375 73 47,852 4 6,173 Other 4 ,956 1 366 117 - - - - 179 - 5 ,619 5 ,366 Total 4 63,824 3 ,524 111,203 2 6,668 8 ,697 8,046 17,140 3 ,301 10,741 1 ,602 6 54,746 6 30,722 (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics by Countries: Quarterly Average Exposure R$ million 09/30/2019 06/30/2019 United United Brazil Argentina Chile Colombia Paraguay Switzerland Uruguay Other Total Total States of Kingdon America Individuals 2 49,820 935 47,493 8 ,571 - 3 ,031 - - 3,443 38 3 13,331 3 04,195 Rural Loans 67 - - - - - - - - - 67 56 Real State 4 4,363 116 25,305 1,620 - 437 - - 372 - 7 2,213 7 0,569 Payroll 4 6,885 - - - - - - - - - 4 6,885 4 6,563 Vehicle and Leasing 1 6,889 - - 74 - 114 - - - - 17,077 1 6,429 Credit card 1 01,265 615 3,271 924 - 811 - - 2,148 - 1 09,034 1 04,887 Financial Guarantees Provided 919 - 17 2 - - - - 3 4 945 1,067 Personal Loans (Other) 3 9,432 204 18,900 5 ,951 - 1 ,669 - - 920 34 67,110 6 4,624 Companies 2 05,841 2 ,806 61,124 18,259 8 ,546 4,781 16,574 3 ,177 6,886 1,410 329,404 3 18,865 Rural Loans 1 0,720 - - - - - - - - - 1 0,720 1 0,419 Investments 2 5,738 23 4,789 3,874 - 7 15 - 32 29 34,507 3 4,778 Import and Export 3 5,072 319 416 515 4,557 - 8 ,044 3 ,027 181 - 5 2,131 4 8,981 Working Capital, Discount Bonds and Secured Line of Credit 9 3,889 1,824 48,566 12,008 3 ,327 4,452 8,016 - 6 ,153 1 ,307 179,542 1 73,200 Financial Guarantees Provided 3 5,520 639 7,052 1,740 662 321 499 150 354 74 47,011 4 5,855 Other 4 ,902 1 301 122 - 1 - - 166 - 5 ,493 5 ,632 Total 4 55,661 3 ,741 1 08,617 26,830 8 ,546 7,812 16,574 3 ,177 10,329 1 ,448 642,735 6 23,060 (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics in Brazil: Exposure R$ million 09/30/2019 06/30/2019 Southeast South North Northeast Midwest Brazil Brazil Individuals 1 62,937 2 9,678 8 ,505 3 6,837 1 5,584 2 53,541 2 46,098 Rural Loans 62 12 - 3 3 80 52 Real State 3 7,195 3 ,584 411 1,642 1 ,960 4 4,792 43,934 Payroll 2 6,272 5 ,957 3,396 8,263 3 ,032 4 6,920 4 6,851 Vehicle and Leasing 8 ,591 2 ,776 1,117 2,650 2,115 1 7,249 16,528 Credit card 5 9,927 12,698 2,785 2 1,582 5 ,922 1 02,914 99,616 Financial Guarantees Provided 872 17 1 5 8 903 937 Personal Loans (Other) 3 0,018 4 ,634 795 2 ,692 2 ,544 4 0,683 38,180 Companies 1 71,284 2 0,439 2,024 8,718 7 ,818 2 10,283 201,400 Rural Loans 5,427 3 ,781 19 246 962 1 0,435 1 1,005 Investments 1 7,725 4 ,070 463 1 ,776 1 ,535 2 5,569 25,908 Import and Export 3 3,965 1 ,672 211 471 292 3 6,611 3 3,532 Working Capital, Discount Bonds and Secured Line of Credit 7 5,052 9 ,972 1 ,193 5,671 4 ,757 9 6,645 91,132 Financial Guarantees Provided 3 5,379 376 49 198 65 3 6,067 34,976 Other 3,736 568 89 356 207 4,956 4 ,847 Total 3 34,221 5 0,117 1 0,529 4 5,555 2 3,402 4 63,824 447,498 (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. 24 Itaú Unibanco Risk and Capital Management – Pillar 3 5.2 Credit Portfolio Analysis The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different dimensions. Operations with Credit Granting Characteristics by Countries and by Brazil Geographic Regions (1) Operations with Credit Granting Characteristics by Countries: Exposure R$ million 09/30/2019 06/30/2019 United United Brazil Argentina Chile Colombia Paraguay Switzerland Uruguay Other Total Total States of Kingdon America Individuals 2 53,541 854 48,272 8 ,502 - 3 ,154 - - 3,559 39 3 17,921 3 08,739 Rural Loans 80 - - - - - - - - - 80 52 Real State 4 4,792 107 25,772 1 ,640 - 457 - - 388 - 7 3,156 7 1,271 Payroll 4 6,920 - - - - - - - - - 46,920 4 6,851 Vehicle and Leasing 1 7,249 - - 67 - 113 - - - - 17,429 1 6,725 Credit card 1 02,914 573 3,356 936 - 842 - - 2,201 - 1 10,822 1 07,245 Financial Guarantees Provided 903 - 16 1 - - - - 3 4 927 964 Personal Loans (Other) 4 0,683 174 19,128 5 ,858 - 1 ,742 - - 967 35 68,587 6 5,631 Companies 2 10,283 2 ,670 62,931 1 8,166 8 ,697 4,892 17,140 3 ,301 7,182 1,563 3 36,825 3 21,983 Rural Loans 1 0,435 - - - - - - - - - 1 0,435 1 1,005 Investments 2 5,569 21 4,855 3 ,880 - 7 14 - 33 30 34,409 3 4,604 Import and Export 3 6,611 216 346 516 4,806 - 8 ,254 3 ,145 181 - 5 4,075 5 0,189 Working Capital, Discount Bonds and Secured Line of Credit 9 6,645 1,828 49,973 1 1,926 3 ,264 4,475 8,450 - 6,414 1 ,460 1 84,435 1 74,646 Financial Guarantees Provided 3 6,067 604 7,391 1 ,727 627 410 422 156 375 73 47,852 4 6,173 Other 4 ,956 1 366 117 - - - - 179 - 5 ,619 5 ,366 Total 4 63,824 3 ,524 111,203 2 6,668 8 ,697 8,046 17,140 3 ,301 10,741 1 ,602 6 54,746 6 30,722 (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics by Countries: Quarterly Average Exposure R$ million 09/30/2019 06/30/2019 United United Brazil Argentina Chile Colombia Paraguay Switzerland Uruguay Other Total Total States of Kingdon America Individuals 2 49,820 935 47,493 8 ,571 - 3 ,031 - - 3,443 38 3 13,331 3 04,195 Rural Loans 67 - - - - - - - - - 67 56 Real State 4 4,363 116 25,305 1,620 - 437 - - 372 - 7 2,213 7 0,569 Payroll 4 6,885 - - - - - - - - - 4 6,885 4 6,563 Vehicle and Leasing 1 6,889 - - 74 - 114 - - - - 17,077 1 6,429 Credit card 1 01,265 615 3,271 924 - 811 - - 2,148 - 1 09,034 1 04,887 Financial Guarantees Provided 919 - 17 2 - - - - 3 4 945 1,067 Personal Loans (Other) 3 9,432 204 18,900 5 ,951 - 1 ,669 - - 920 34 67,110 6 4,624 Companies 2 05,841 2 ,806 61,124 18,259 8 ,546 4,781 16,574 3 ,177 6,886 1,410 329,404 3 18,865 Rural Loans 1 0,720 - - - - - - - - - 1 0,720 1 0,419 Investments 2 5,738 23 4,789 3,874 - 7 15 - 32 29 34,507 3 4,778 Import and Export 3 5,072 319 416 515 4,557 - 8 ,044 3 ,027 181 - 5 2,131 4 8,981 Working Capital, Discount Bonds and Secured Line of Credit 9 3,889 1,824 48,566 12,008 3 ,327 4,452 8,016 - 6 ,153 1 ,307 179,542 1 73,200 Financial Guarantees Provided 3 5,520 639 7,052 1,740 662 321 499 150 354 74 47,011 4 5,855 Other 4 ,902 1 301 122 - 1 - - 166 - 5 ,493 5 ,632 Total 4 55,661 3 ,741 1 08,617 26,830 8 ,546 7,812 16,574 3 ,177 10,329 1 ,448 642,735 6 23,060 (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics in Brazil: Exposure R$ million 09/30/2019 06/30/2019 Southeast South North Northeast Midwest Brazil Brazil Individuals 1 62,937 2 9,678 8 ,505 3 6,837 1 5,584 2 53,541 2 46,098 Rural Loans 62 12 - 3 3 80 52 Real State 3 7,195 3 ,584 411 1,642 1 ,960 4 4,792 43,934 Payroll 2 6,272 5 ,957 3,396 8,263 3 ,032 4 6,920 4 6,851 Vehicle and Leasing 8 ,591 2 ,776 1,117 2,650 2,115 1 7,249 16,528 Credit card 5 9,927 12,698 2,785 2 1,582 5 ,922 1 02,914 99,616 Financial Guarantees Provided 872 17 1 5 8 903 937 Personal Loans (Other) 3 0,018 4 ,634 795 2 ,692 2 ,544 4 0,683 38,180 Companies 1 71,284 2 0,439 2,024 8,718 7 ,818 2 10,283 201,400 Rural Loans 5,427 3 ,781 19 246 962 1 0,435 1 1,005 Investments 1 7,725 4 ,070 463 1 ,776 1 ,535 2 5,569 25,908 Import and Export 3 3,965 1 ,672 211 471 292 3 6,611 3 3,532 Working Capital, Discount Bonds and Secured Line of Credit 7 5,052 9 ,972 1 ,193 5,671 4 ,757 9 6,645 91,132 Financial Guarantees Provided 3 5,379 376 49 198 65 3 6,067 34,976 Other 3,736 568 89 356 207 4,956 4 ,847 Total 3 34,221 5 0,117 1 0,529 4 5,555 2 3,402 4 63,824 447,498 (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. 24 Itaú Unibanco

Risk and Capital Management – Pillar 3 (1) Operations with Credit Granting Characteristics in Brazil: Quarterly Average Exposure R$ million 09/30/2019 06/30/2019 Southeast South North Northeast Midwest Brazil Brazil Individuals 1 60,462 29,179 8,389 3 6,437 1 5,353 2 49,820 2 41,421 Rural Loans 55 8 - 2 2 67 56 3 6,866 3 ,504 411 1 ,628 1 ,954 4 4,363 43,311 Real State Payroll 2 6,185 5 ,945 3 ,415 8,290 3 ,050 4 6,885 4 6,563 Vehicle and Leasing 8,436 2 ,707 1 ,092 2 ,584 2 ,070 1 6,889 16,218 Credit card 5 8,906 12,518 2,712 2 1,339 5,790 1 01,265 97,219 872 17 1 5 24 919 1 ,039 Financial Guarantees Provided Personal Loans (Other) 2 9,142 4 ,480 758 2 ,589 2,463 3 9,432 37,015 Companies 1 67,664 2 0,083 2 ,004 8 ,532 7 ,558 2 05,841 198,103 Rural Loans 5,479 3 ,989 19 257 976 1 0,720 10,419 Investments 1 8,080 3 ,952 441 1,760 1 ,505 2 5,738 26,115 Import and Export 3 2,461 1 ,620 231 472 288 3 5,072 31,876 Working Capital, Discount Bonds and Secured Line of Credit 7 3,080 9 ,601 1,182 5 ,506 4 ,520 9 3,889 89,844 Financial Guarantees Provided 3 4,876 350 45 184 65 3 5,520 34,757 Other 3,688 571 86 353 204 4 ,902 5,092 Total 3 28,126 4 9,262 1 0,393 4 4,969 2 2,911 4 55,661 439,524 (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. Operations with Credit Granting Characteristics by Economic Sector (1) Operations with Credit Granting Characteristics in Brazil : Exposure R$ million 09/30/2019 06/30/2019 Financial Vehicle and Personal Loans Individuals Rural Loans Real State Payroll Credit Card Guarantees Total Total Leasing (Other) Provided Total 80 73,156 46,920 17,429 110,822 927 68,587 317,921 308,739 (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics in Brazil: Exposure R$ million 09/30/2019 06/30/2019 Working Capital, Financial Rural Loans Investments Import and Export Discount Bonds and Guarantees Other Total Total Guaranteed Account Provided Companies Total % Total % Total % Total % Total % Total % Total % Total % Public Sector - 0.0% 229 0.7% 33 0.1% 253 0.1% 919 1.9% - 0.0% 1,434 0.4% 1,514 0.5% Energy - 0.0% - 0.0% - 0.0% - 0.0% 1 0.0% - 0.0% 1 0.0% - 0.0% Petrochemical and Chemical - 0.0% 210 0.6% - 0.0% 5 0.0% 909 1.9% - 0.0% 1,124 0.3% 1,185 0.4% Sundry - 0.0% 19 0.1% 33 0.1% 248 0.1% 9 0.0% - 0.0% 309 0.1% 329 0.1% Private Sector 10,435 100.0% 34,180 99.3% 54,042 99.9% 184,182 99.9% 46,933 98.1% 5,619 100.0% 335,391 99.6% 320,469 99.5% Sugar and Alcohol 333 3.2% 1,004 2.9% 1,829 3.4% 1,175 0.6% 137 0.3% 14 0.2% 4,492 1.3% 4,883 1.5% Agribusiness and Fertilizers 2,839 27.2% 735 2.1% 4,205 7.8% 10,214 5.5% 428 0.9% 189 3.4% 18,610 5.5% 18,289 5.7% Food and Beverage 1,507 14.4% 1,895 5.5% 4,011 7.4% 9,237 5.0% 2,276 4.8% 259 4.6% 19,185 5.7% 19,116 5.9% Banks and Other Financial Institutions 4 0.0% 714 2.1% 1,152 2.1% 9,302 5.0% 3,040 6.4% 16 0.3% 14,228 4.2% 12,085 3.8% Capital Assets 66 0.6% 296 0.9% 1,273 2.4% 3,860 2.1% 1,285 2.7% 147 2.6% 6,927 2.1% 6,583 2.0% Pulp and Paper 29 0.3% 246 0.7% 266 0.5% 886 0.5% 559 1.2% 35 0.6% 2,021 0.6% 1,878 0.6% Electronic and IT - 0.0% 261 0.8% 1,146 2.1% 4,047 2.2% 1,389 2.9% 180 3.2% 7,023 2.1% 6,436 2.0% Packaging 3 0.0% 113 0.3% 898 1.7% 1,255 0.7% 274 0.6% 30 0.5% 2,573 0.8% 2,588 0.8% Energy and Sewage - 0.0% 2,789 8.1% 3,188 5.9% 2,764 1.5% 6,420 13.4% 4 0.1% 15,165 4.5% 15,014 4.7% Education 1 0.0% 270 0.8% 53 0.1% 1,775 1.0% 1,198 2.5% 70 1.2% 3,367 1.0% 3,143 1.0% Pharmaceuticals and Cosmetics 13 0.1% 276 0.8% 1,901 3.5% 4,334 2.3% 1,368 2.9% 168 3.0% 8,060 2.4% 8,571 2.7% Real Estate Agents 26 0.2% 9,164 26.6% 386 0.7% 12,095 6.6% 1,560 3.3% 303 5.4% 23,534 7.0% 22,718 7.1% Entertainment and Tourism 1 0.0% 511 1.5% 175 0.3% 4,315 2.3% 520 1.1% 393 7.0% 5,915 1.8% 5,664 1.8% Wood and Furniture 35 0.3% 270 0.8% 631 1.2% 2,210 1.2% 100 0.2% 147 2.6% 3,393 1.0% 3,149 1.0% Construction Material 7 0.1% 580 1.7% 1,672 3.1% 2,848 1.5% 1,128 2.4% 153 2.7% 6,388 1.9% 5,791 1.8% Steel and Metallurgy 31 0.3% 393 1.1% 1,257 2.3% 6,342 3.4% 644 1.3% 636 11.3% 9,303 2.8% 9,053 2.8% Media - 0.0% 107 0.3% 40 0.1% 491 0.3% 518 1.1% 7 0.1% 1,163 0.3% 1,085 0.3% Mining 3 0.0% 320 0.9% 751 1.4% 3,635 2.0% 3,271 6.8% 35 0.6% 8,015 2.4% 7,829 2.4% Infrastructure Work 26 0.2% 606 1.8% 714 1.3% 5,992 3.2% 2,049 4.3% 253 4.5% 9,640 2.9% 9,520 3.0% (2) Oil and Gas 32 0.3% 489 1.4% 807 1.5% 4,644 2.5% 871 1.8% 67 1.2% 6,910 2.1% 6,905 2.1% Petrochemical and Chemical 318 3.0% 470 1.4% 3,348 6.2% 5,817 3.2% 1,808 3.8% 181 3.2% 11,942 3.5% 10,863 3.4% Health Care - 0.0% 371 1.1% 569 1.1% 2,459 1.3% 467 1.0% 45 0.8% 3,911 1.2% 3,688 1.1% Insurance and Reinsurance and Pension Plans - 0.0% 14 0.0% - 0.0% 18 0.0% 78 0.2% - 0.0% 110 0.0% 156 0.0% Telecommunications - 0.0% 90 0.3% 152 0.3% 2,435 1.3% 3,544 7.4% 13 0.2% 6,234 1.9% 6,048 1.9% Clothing and Footwear 46 0.4% 234 0.7% 1,243 2.3% 2,794 1.5% 187 0.4% 119 2.1% 4,623 1.4% 4,758 1.5% Trading 26 0.2% 93 0.3% 844 1.6% 1,066 0.6% 183 0.4% 22 0.4% 2,234 0.7% 2,063 0.6% Transportation 44 0.4% 6,465 18.8% 1,305 2.4% 5,040 2.7% 907 1.9% 237 4.2% 13,998 4.2% 12,636 3.9% Domestic Appliances 3 0.0% 46 0.1% 535 1.0% 1,773 1.0% 271 0.6% 21 0.4% 2,649 0.8% 2,458 0.8% Vehicles and Autoparts 11 0.1% 1,079 3.1% 3,195 5.9% 8,475 4.6% 2,165 4.5% 228 4.1% 15,153 4.5% 14,722 4.6% Third Sector - 0.0% 28 0.1% - 0.0% 1,780 1.0% 10 0.0% 2 0.0% 1,820 0.5% 1,365 0.4% Publishing and Printing - 0.0% 99 0.3% 69 0.1% 1,051 0.6% 102 0.2% 76 1.4% 1,397 0.4% 1,318 0.4% Commerce - Sundry 19 0.2% 1,116 3.2% 2,798 5.2% 16,422 8.9% 1,727 3.6% 767 13.7% 22,849 6.8% 20,660 6.4% Industry - Sundry - 0.0% 59 0.2% 6,783 12.5% 3,620 2.0% 197 0.4% 21 0.4% 10,680 3.2% 9,947 3.1% Sundry Services 58 0.6% 2,174 6.3% 4,628 8.6% 32,873 17.8% 3,822 8.0% 582 10.4% 44,137 13.1% 42,970 13.3% Sundry 4,954 47.5% 803 2.3% 2,218 4.1% 7,138 3.9% 2,430 5.1% 199 3.5% 17,742 5.3% 16,517 5.1% Total 10,435 100.0% 34,409 100.0% 54,075 100.0% 184,435 100.0% 47,852 100.0% 5,619 100.0% 336,825 100.0% 321,983 100.0% (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (2) Comprises trade of fuel. 25 Itaú Unibanco Risk and Capital Management – Pillar 3 (1) Operations with Credit Granting Characteristics in Brazil: Quarterly Average Exposure R$ million 09/30/2019 06/30/2019 Southeast South North Northeast Midwest Brazil Brazil Individuals 1 60,462 29,179 8,389 3 6,437 1 5,353 2 49,820 2 41,421 Rural Loans 55 8 - 2 2 67 56 3 6,866 3 ,504 411 1 ,628 1 ,954 4 4,363 43,311 Real State Payroll 2 6,185 5 ,945 3 ,415 8,290 3 ,050 4 6,885 4 6,563 Vehicle and Leasing 8,436 2 ,707 1 ,092 2 ,584 2 ,070 1 6,889 16,218 Credit card 5 8,906 12,518 2,712 2 1,339 5,790 1 01,265 97,219 872 17 1 5 24 919 1 ,039 Financial Guarantees Provided Personal Loans (Other) 2 9,142 4 ,480 758 2 ,589 2,463 3 9,432 37,015 Companies 1 67,664 2 0,083 2 ,004 8 ,532 7 ,558 2 05,841 198,103 Rural Loans 5,479 3 ,989 19 257 976 1 0,720 10,419 Investments 1 8,080 3 ,952 441 1,760 1 ,505 2 5,738 26,115 Import and Export 3 2,461 1 ,620 231 472 288 3 5,072 31,876 Working Capital, Discount Bonds and Secured Line of Credit 7 3,080 9 ,601 1,182 5 ,506 4 ,520 9 3,889 89,844 Financial Guarantees Provided 3 4,876 350 45 184 65 3 5,520 34,757 Other 3,688 571 86 353 204 4 ,902 5,092 Total 3 28,126 4 9,262 1 0,393 4 4,969 2 2,911 4 55,661 439,524 (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. Operations with Credit Granting Characteristics by Economic Sector (1) Operations with Credit Granting Characteristics in Brazil : Exposure R$ million 09/30/2019 06/30/2019 Financial Vehicle and Personal Loans Individuals Rural Loans Real State Payroll Credit Card Guarantees Total Total Leasing (Other) Provided Total 80 73,156 46,920 17,429 110,822 927 68,587 317,921 308,739 (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics in Brazil: Exposure R$ million 09/30/2019 06/30/2019 Working Capital, Financial Rural Loans Investments Import and Export Discount Bonds and Guarantees Other Total Total Guaranteed Account Provided Companies Total % Total % Total % Total % Total % Total % Total % Total % Public Sector - 0.0% 229 0.7% 33 0.1% 253 0.1% 919 1.9% - 0.0% 1,434 0.4% 1,514 0.5% Energy - 0.0% - 0.0% - 0.0% - 0.0% 1 0.0% - 0.0% 1 0.0% - 0.0% Petrochemical and Chemical - 0.0% 210 0.6% - 0.0% 5 0.0% 909 1.9% - 0.0% 1,124 0.3% 1,185 0.4% Sundry - 0.0% 19 0.1% 33 0.1% 248 0.1% 9 0.0% - 0.0% 309 0.1% 329 0.1% Private Sector 10,435 100.0% 34,180 99.3% 54,042 99.9% 184,182 99.9% 46,933 98.1% 5,619 100.0% 335,391 99.6% 320,469 99.5% Sugar and Alcohol 333 3.2% 1,004 2.9% 1,829 3.4% 1,175 0.6% 137 0.3% 14 0.2% 4,492 1.3% 4,883 1.5% Agribusiness and Fertilizers 2,839 27.2% 735 2.1% 4,205 7.8% 10,214 5.5% 428 0.9% 189 3.4% 18,610 5.5% 18,289 5.7% Food and Beverage 1,507 14.4% 1,895 5.5% 4,011 7.4% 9,237 5.0% 2,276 4.8% 259 4.6% 19,185 5.7% 19,116 5.9% Banks and Other Financial Institutions 4 0.0% 714 2.1% 1,152 2.1% 9,302 5.0% 3,040 6.4% 16 0.3% 14,228 4.2% 12,085 3.8% Capital Assets 66 0.6% 296 0.9% 1,273 2.4% 3,860 2.1% 1,285 2.7% 147 2.6% 6,927 2.1% 6,583 2.0% Pulp and Paper 29 0.3% 246 0.7% 266 0.5% 886 0.5% 559 1.2% 35 0.6% 2,021 0.6% 1,878 0.6% Electronic and IT - 0.0% 261 0.8% 1,146 2.1% 4,047 2.2% 1,389 2.9% 180 3.2% 7,023 2.1% 6,436 2.0% Packaging 3 0.0% 113 0.3% 898 1.7% 1,255 0.7% 274 0.6% 30 0.5% 2,573 0.8% 2,588 0.8% Energy and Sewage - 0.0% 2,789 8.1% 3,188 5.9% 2,764 1.5% 6,420 13.4% 4 0.1% 15,165 4.5% 15,014 4.7% Education 1 0.0% 270 0.8% 53 0.1% 1,775 1.0% 1,198 2.5% 70 1.2% 3,367 1.0% 3,143 1.0% Pharmaceuticals and Cosmetics 13 0.1% 276 0.8% 1,901 3.5% 4,334 2.3% 1,368 2.9% 168 3.0% 8,060 2.4% 8,571 2.7% Real Estate Agents 26 0.2% 9,164 26.6% 386 0.7% 12,095 6.6% 1,560 3.3% 303 5.4% 23,534 7.0% 22,718 7.1% Entertainment and Tourism 1 0.0% 511 1.5% 175 0.3% 4,315 2.3% 520 1.1% 393 7.0% 5,915 1.8% 5,664 1.8% Wood and Furniture 35 0.3% 270 0.8% 631 1.2% 2,210 1.2% 100 0.2% 147 2.6% 3,393 1.0% 3,149 1.0% Construction Material 7 0.1% 580 1.7% 1,672 3.1% 2,848 1.5% 1,128 2.4% 153 2.7% 6,388 1.9% 5,791 1.8% Steel and Metallurgy 31 0.3% 393 1.1% 1,257 2.3% 6,342 3.4% 644 1.3% 636 11.3% 9,303 2.8% 9,053 2.8% Media - 0.0% 107 0.3% 40 0.1% 491 0.3% 518 1.1% 7 0.1% 1,163 0.3% 1,085 0.3% Mining 3 0.0% 320 0.9% 751 1.4% 3,635 2.0% 3,271 6.8% 35 0.6% 8,015 2.4% 7,829 2.4% Infrastructure Work 26 0.2% 606 1.8% 714 1.3% 5,992 3.2% 2,049 4.3% 253 4.5% 9,640 2.9% 9,520 3.0% (2) Oil and Gas 32 0.3% 489 1.4% 807 1.5% 4,644 2.5% 871 1.8% 67 1.2% 6,910 2.1% 6,905 2.1% Petrochemical and Chemical 318 3.0% 470 1.4% 3,348 6.2% 5,817 3.2% 1,808 3.8% 181 3.2% 11,942 3.5% 10,863 3.4% Health Care - 0.0% 371 1.1% 569 1.1% 2,459 1.3% 467 1.0% 45 0.8% 3,911 1.2% 3,688 1.1% Insurance and Reinsurance and Pension Plans - 0.0% 14 0.0% - 0.0% 18 0.0% 78 0.2% - 0.0% 110 0.0% 156 0.0% Telecommunications - 0.0% 90 0.3% 152 0.3% 2,435 1.3% 3,544 7.4% 13 0.2% 6,234 1.9% 6,048 1.9% Clothing and Footwear 46 0.4% 234 0.7% 1,243 2.3% 2,794 1.5% 187 0.4% 119 2.1% 4,623 1.4% 4,758 1.5% Trading 26 0.2% 93 0.3% 844 1.6% 1,066 0.6% 183 0.4% 22 0.4% 2,234 0.7% 2,063 0.6% Transportation 44 0.4% 6,465 18.8% 1,305 2.4% 5,040 2.7% 907 1.9% 237 4.2% 13,998 4.2% 12,636 3.9% Domestic Appliances 3 0.0% 46 0.1% 535 1.0% 1,773 1.0% 271 0.6% 21 0.4% 2,649 0.8% 2,458 0.8% Vehicles and Autoparts 11 0.1% 1,079 3.1% 3,195 5.9% 8,475 4.6% 2,165 4.5% 228 4.1% 15,153 4.5% 14,722 4.6% Third Sector - 0.0% 28 0.1% - 0.0% 1,780 1.0% 10 0.0% 2 0.0% 1,820 0.5% 1,365 0.4% Publishing and Printing - 0.0% 99 0.3% 69 0.1% 1,051 0.6% 102 0.2% 76 1.4% 1,397 0.4% 1,318 0.4% Commerce - Sundry 19 0.2% 1,116 3.2% 2,798 5.2% 16,422 8.9% 1,727 3.6% 767 13.7% 22,849 6.8% 20,660 6.4% Industry - Sundry - 0.0% 59 0.2% 6,783 12.5% 3,620 2.0% 197 0.4% 21 0.4% 10,680 3.2% 9,947 3.1% Sundry Services 58 0.6% 2,174 6.3% 4,628 8.6% 32,873 17.8% 3,822 8.0% 582 10.4% 44,137 13.1% 42,970 13.3% Sundry 4,954 47.5% 803 2.3% 2,218 4.1% 7,138 3.9% 2,430 5.1% 199 3.5% 17,742 5.3% 16,517 5.1% Total 10,435 100.0% 34,409 100.0% 54,075 100.0% 184,435 100.0% 47,852 100.0% 5,619 100.0% 336,825 100.0% 321,983 100.0% (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (2) Comprises trade of fuel. 25 Itaú Unibanco

Risk and Capital Management – Pillar 3 Remaining maturity of loan transactions (1) Remaining maturities of loan transactions R$ million 09/30/2019 06/30/2019 up to 6 6 to 12 1 to 5 up to 6 6 to 12 1 to 5 above 5 above 5 years Total Total months months years months months years years Individuals 9 1,215 4 ,520 67,711 1 04,579 2 68,025 8 8,728 4 ,349 64,905 101,699 2 59,681 Rural Loans 28 27 17 4 76 32 8 8 4 52 Real State 57 41 1,387 7 1,674 7 3,159 51 39 1 ,387 69,797 7 1,274 Payroll 232 632 2 2,506 23,540 4 6,910 288 660 2 3,017 2 2,878 4 6,843 Vehicle and Leasing 250 736 1 6,417 22 17,425 280 698 1 5,729 14 1 6,721 Credit card 8 1,454 - - - 8 1,454 7 8,401 - - - 7 8,401 Financial Guarantees Provided 70 10 615 223 918 650 53 27 223 953 Personal Loans (Other) 9 ,124 3 ,074 2 6,769 9 ,116 4 8,083 9 ,026 2 ,891 24,737 8 ,783 45,437 Companies 1 08,704 3 7,933 1 15,858 56,472 3 18,967 1 00,383 3 7,375 111,184 5 5,205 304,147 Rural Loans 4,033 4 ,574 903 615 1 0,125 5 ,009 4 ,111 995 627 1 0,742 Investments 2 ,440 1 ,852 1 8,801 9 ,319 32,412 2 ,359 1 ,993 18,767 9 ,518 32,637 Import and Export 2 2,635 7 ,690 21,017 2 ,734 5 4,076 2 0,159 7 ,150 20,338 2 ,542 50,189 Working Capital, Discount Bonds and Guaranteed Account 67,561 1 6,589 61,417 2 3,308 1 68,875 6 2,914 1 6,896 5 7,004 2 2,216 1 59,030 Financial Guarantees Provided 1 1,691 6 ,903 9 ,581 1 9,686 47,861 9 ,688 6 ,910 10,053 1 9,532 4 6,183 Other 344 325 4 ,139 810 5 ,618 254 315 4 ,027 770 5 ,366 Total 1 99,919 4 2,453 1 83,569 1 61,051 5 86,992 1 89,111 4 1,724 176,089 1 56,904 5 63,828 (1) Do not include loan commitments. Concentration on the Major Debtors Concentration of Largest Clients with Credit Granting Characteristics R$ million 09/30/2019 06/30/2019 09/30/2018 (1) Loan, Lease and Other Credit Operations Exposure % of portfolio Exposure % of portfolio Exposure % of portfolio Largest debtor 5 ,699 0.9% 5 ,244 0.8% 5 ,267 0.9% 10 largest debtors 29,090 4.5% 28,982 4.7% 30,406 5.1% 20 largest debtors 44,256 6.9% 43,913 7.1% 46,822 7.8% 50 largest debtors 72,185 11.2% 70,662 11.4% 73,867 12.3% 100 largest debtors 99,092 15.4% 95,876 15.5% 100,330 16.7% (1) The amounts include financial guarantees provided. Do not include loan commitments. Concentration of Largest Clients with Credit Granting Characteristics R$ million 09/30/2019 06/30/2019 09/30/2018 (1) Loan, Lease and Other Credit Operations and Securities Exposure % of portfolio Exposure % of portfolio Exposure % of portfolio Largest debtor 6 ,265 0.8% 6 ,400 0.9% 7 ,981 1.2% 10 largest debtors 47,122 6.3% 45,240 6.4% 44,160 6.4% 20 largest debtors 74,175 9.9% 68,738 9.7% 68,834 10.0% 50 largest debtors 125,207 16.6% 114,067 16.0% 108,372 15.8% 100 largest debtors 166,133 22.1% 150,094 21.1% 144,004 21.0% (1) The amounts include financial guarantees provided. Do not include loan commitments. Overdue Amounts Overdue Amounts: by Brazil Regions and Countries R$ million 09/30/2019 06/30/2019 61 to 90 91 to 180 181 to 360 Above 360 61 to 90 91 to 180 181 to 360 Above 360 15 to 60 days Total 15 to 60 days Total days days days days days days days days Southeast 4,498 1,643 4,238 4,208 828 15,415 4,446 2,045 4,044 4,664 536 15,735 South 750 284 687 764 81 2,566 763 298 608 745 81 2,495 North 252 78 185 219 36 770 264 85 160 208 34 751 Northeast 812 362 1,009 1,227 104 3,514 816 387 907 1,106 98 3,314 Midwest 489 164 375 409 42 1,479 470 177 334 388 45 1,414 Brazil 6,801 2,531 6,494 6,827 1,091 23,744 6,759 2,992 6,053 7,111 794 23,709 Foreign 3,333 645 1,022 886 267 6,153 3,265 607 1,011 782 173 5,838 Total 10,134 3,176 7,516 7,713 1,358 29,897 10,024 3,599 7,064 7,893 967 29,547 Overdue Amounts: by Economic Sector R$ million 09/30/2019 06/30/2019 61 to 90 91 to 180 181 to 360 Above 360 61 to 90 91 to 180 181 to 360 Above 360 15 to 60 days Total 15 to 60 days Total days days days days days days days days Public Sector - - - - - - - - - - - - Private Sector 10,134 3,176 7,516 7,713 1,358 2 9,897 10,024 3,599 7,064 7,893 967 2 9,547 Companies 2,435 659 1,922 1,671 678 7 ,365 2,402 980 1,892 2,268 389 7 ,931 Industry and Commerce 1,203 305 674 917 173 3 ,272 1,004 416 964 814 156 3 ,354 Services 1,140 340 1,032 677 499 3 ,688 1,154 488 705 1,370 55 3 ,772 Primary 92 14 216 76 6 404 243 76 222 84 178 803 Other - - - 1 - 1 1 - 1 - - 2 Individuals 7,699 2,517 5,594 6,042 680 2 2,532 7,622 2,619 5,172 5,625 578 2 1,616 Total 10,134 3,176 7,516 7,713 1,358 2 9,897 10,024 3,599 7,064 7,893 967 2 9,547 Allowance for Loan Losses In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client’s credit risk to establish the provision level that is appropriate to the risk incurred in each operation. For each operation, the assessment and the client or economic group rating, the operation rating, and the possible existence of overdue amounts are taken into account and the volume of the regulatory provision is determined. 26 Itaú Unibanco Risk and Capital Management – Pillar 3 Remaining maturity of loan transactions (1) Remaining maturities of loan transactions R$ million 09/30/2019 06/30/2019 up to 6 6 to 12 1 to 5 up to 6 6 to 12 1 to 5 above 5 above 5 years Total Total months months years months months years years Individuals 9 1,215 4 ,520 67,711 1 04,579 2 68,025 8 8,728 4 ,349 64,905 101,699 2 59,681 Rural Loans 28 27 17 4 76 32 8 8 4 52 Real State 57 41 1,387 7 1,674 7 3,159 51 39 1 ,387 69,797 7 1,274 Payroll 232 632 2 2,506 23,540 4 6,910 288 660 2 3,017 2 2,878 4 6,843 Vehicle and Leasing 250 736 1 6,417 22 17,425 280 698 1 5,729 14 1 6,721 Credit card 8 1,454 - - - 8 1,454 7 8,401 - - - 7 8,401 Financial Guarantees Provided 70 10 615 223 918 650 53 27 223 953 Personal Loans (Other) 9 ,124 3 ,074 2 6,769 9 ,116 4 8,083 9 ,026 2 ,891 24,737 8 ,783 45,437 Companies 1 08,704 3 7,933 1 15,858 56,472 3 18,967 1 00,383 3 7,375 111,184 5 5,205 304,147 Rural Loans 4,033 4 ,574 903 615 1 0,125 5 ,009 4 ,111 995 627 1 0,742 Investments 2 ,440 1 ,852 1 8,801 9 ,319 32,412 2 ,359 1 ,993 18,767 9 ,518 32,637 Import and Export 2 2,635 7 ,690 21,017 2 ,734 5 4,076 2 0,159 7 ,150 20,338 2 ,542 50,189 Working Capital, Discount Bonds and Guaranteed Account 67,561 1 6,589 61,417 2 3,308 1 68,875 6 2,914 1 6,896 5 7,004 2 2,216 1 59,030 Financial Guarantees Provided 1 1,691 6 ,903 9 ,581 1 9,686 47,861 9 ,688 6 ,910 10,053 1 9,532 4 6,183 Other 344 325 4 ,139 810 5 ,618 254 315 4 ,027 770 5 ,366 Total 1 99,919 4 2,453 1 83,569 1 61,051 5 86,992 1 89,111 4 1,724 176,089 1 56,904 5 63,828 (1) Do not include loan commitments. Concentration on the Major Debtors Concentration of Largest Clients with Credit Granting Characteristics R$ million 09/30/2019 06/30/2019 09/30/2018 (1) Loan, Lease and Other Credit Operations Exposure % of portfolio Exposure % of portfolio Exposure % of portfolio Largest debtor 5 ,699 0.9% 5 ,244 0.8% 5 ,267 0.9% 10 largest debtors 29,090 4.5% 28,982 4.7% 30,406 5.1% 20 largest debtors 44,256 6.9% 43,913 7.1% 46,822 7.8% 50 largest debtors 72,185 11.2% 70,662 11.4% 73,867 12.3% 100 largest debtors 99,092 15.4% 95,876 15.5% 100,330 16.7% (1) The amounts include financial guarantees provided. Do not include loan commitments. Concentration of Largest Clients with Credit Granting Characteristics R$ million 09/30/2019 06/30/2019 09/30/2018 (1) Loan, Lease and Other Credit Operations and Securities Exposure % of portfolio Exposure % of portfolio Exposure % of portfolio Largest debtor 6 ,265 0.8% 6 ,400 0.9% 7 ,981 1.2% 10 largest debtors 47,122 6.3% 45,240 6.4% 44,160 6.4% 20 largest debtors 74,175 9.9% 68,738 9.7% 68,834 10.0% 50 largest debtors 125,207 16.6% 114,067 16.0% 108,372 15.8% 100 largest debtors 166,133 22.1% 150,094 21.1% 144,004 21.0% (1) The amounts include financial guarantees provided. Do not include loan commitments. Overdue Amounts Overdue Amounts: by Brazil Regions and Countries R$ million 09/30/2019 06/30/2019 61 to 90 91 to 180 181 to 360 Above 360 61 to 90 91 to 180 181 to 360 Above 360 15 to 60 days Total 15 to 60 days Total days days days days days days days days Southeast 4,498 1,643 4,238 4,208 828 15,415 4,446 2,045 4,044 4,664 536 15,735 South 750 284 687 764 81 2,566 763 298 608 745 81 2,495 North 252 78 185 219 36 770 264 85 160 208 34 751 Northeast 812 362 1,009 1,227 104 3,514 816 387 907 1,106 98 3,314 Midwest 489 164 375 409 42 1,479 470 177 334 388 45 1,414 Brazil 6,801 2,531 6,494 6,827 1,091 23,744 6,759 2,992 6,053 7,111 794 23,709 Foreign 3,333 645 1,022 886 267 6,153 3,265 607 1,011 782 173 5,838 Total 10,134 3,176 7,516 7,713 1,358 29,897 10,024 3,599 7,064 7,893 967 29,547 Overdue Amounts: by Economic Sector R$ million 09/30/2019 06/30/2019 61 to 90 91 to 180 181 to 360 Above 360 61 to 90 91 to 180 181 to 360 Above 360 15 to 60 days Total 15 to 60 days Total days days days days days days days days Public Sector - - - - - - - - - - - - Private Sector 10,134 3,176 7,516 7,713 1,358 2 9,897 10,024 3,599 7,064 7,893 967 2 9,547 Companies 2,435 659 1,922 1,671 678 7 ,365 2,402 980 1,892 2,268 389 7 ,931 Industry and Commerce 1,203 305 674 917 173 3 ,272 1,004 416 964 814 156 3 ,354 Services 1,140 340 1,032 677 499 3 ,688 1,154 488 705 1,370 55 3 ,772 Primary 92 14 216 76 6 404 243 76 222 84 178 803 Other - - - 1 - 1 1 - 1 - - 2 Individuals 7,699 2,517 5,594 6,042 680 2 2,532 7,622 2,619 5,172 5,625 578 2 1,616 Total 10,134 3,176 7,516 7,713 1,358 2 9,897 10,024 3,599 7,064 7,893 967 2 9,547 Allowance for Loan Losses In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client’s credit risk to establish the provision level that is appropriate to the risk incurred in each operation. For each operation, the assessment and the client or economic group rating, the operation rating, and the possible existence of overdue amounts are taken into account and the volume of the regulatory provision is determined. 26 Itaú Unibanco

Risk and Capital Management – Pillar 3 Allowance for Loan Losses - Quarterly evolution R$ million 09/30/2019 06/30/2019 Necessary Necessary (1) (1) Opening Balance Write-Off Opening Balance Write-Off accounting net Final Balance accounting net Final Balance provisions provisions Public Sector (1) (1) - (2) (2) 2 (1) (1) Private Sector (33,090) (5,534) 4,149 (34,475) (34,204) (4,260) 5,374 (33,090) Companies (14,236) (1,912) 1,077 (15,071) (15,827) (499) 2,090 (14,236) Industry and Commerce (4,036) (596) 454 (4,178) (4,294) (284) 542 (4,036) Services (7,921) (1,246) 410 (8,757) (9,159) (221) 1,459 (7,921) Primary (1,316) 104 212 (1,000) (1,588) (13) 285 (1,316) Other (963) (174) 1 (1,136) (786) 19 (196) (963) Individuals (18,854) (3,622) 3,072 (19,404) (18,377) (3,761) 3,284 (18,854) Total (33,091) (5,535) 4,149 (34,477) (34,206) (4,258) 5,373 (33,091) (1) Comprises provisions for financial guarantees provided of R$ 1,010 in Sep/19 and R$ 1,139 in Jun/19, registered in the liabilities, according to CMN Resolution 4,512 and BACEN Circular Letter 3,782. Mitigating Instruments Itaú Unibanco uses guarantees aiming at increasing resilience in operations with credit risk. The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements. To be considered as credit risk mitigation instrument, the guarantees need to comply with requirements and determinations of the regulations that govern them whether internal or external and be legally valid (effective), enforceable and regularly evaluated. In the case of secured guarantees, legal structures with mitigating effects and netting arrangements, mitigation depends on established methods approved by the business units responsible for managing credit risk and the central credit risk control area. Such methods take into account factors relating to the legal enforcement of the security, the costs involved in the process and the expected execution value, considering market volatility and liquidity. Additionally, concentration of these instruments in the credit portfolio is monitored on a regular basis. Lastly, personal guarantees and the purchase of protection through credit derivatives mitigate credit risk by substituting the taker’s risk parameters with those of the guarantor. Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its portfolios of securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. In order to use each type of mitigating instrument to calculate the regulatory capital, Itaú Unibanco compares the specifications of the instrument to the requirements provided for in the prudential regulations in force. In this process, the institution assesses the coverage level of mitigated exposures, the risk weights (FPR) of the mitigation instruments, maturity terms, and currencies of denomination or indexation, among other aspects. In the case of credit transactions mitigated by fiduciary transfer or 1st-degree mortgage on residential property, mitigation is definite by the FPR applied to the exposure, as provided for in BACEN Circular 3,644. Therefore, these transactions are not subject to the provisions set forth in BACEN Circular 3,809. The table below presents the total amount covered by mitigation instruments (collaterals and guarantees), calculated in accordance with BACEN Circular 3,809. As provided for in the Circular, at the beginning of each fiscal year, the institution must choose between the Simple or Comprehensive Approach for credit risk mitigation. Itaú Unibanco began to use the Comprehensive Approach as from January, 2019. Total Mitigation R$ million 09/30/2019 06/30/2019 09/30/2018 (1) (2) 3 03,751 3 34,885 3 65,369 Collateral Other Guarantees 47,538 4 8,822 5 0,692 FPR 0% 8 ,664 8 ,488 10,400 FPR 20% - 21 3 ,494 FPR 50% 3 7,839 3 9,510 3 6,332 FPR 85% 1 ,034 803 467 (1) (2) 3 9,684 38,546 3 88,970 Netting (1) As from Jan/19, the Comprehensive Approach was adopted for the application of mitigating instruments (2) As from June 2019, the calculation of the exposure value of the Counterparty Credit Risk for derivatives considers the Standardized Approach to Counterparty Credit Risk (SA-CCR). In this approach the reported values represent the impacts of mitigators on exposures, not on the notional value of the derivatives. Applying the same methodology to the reference date of September 2018, the amounts corresponding to the Collateral, to the Other Guarantees and to the Netting would be R$ 301,389 million, R$ 47,256 million and R$ 13,788 million, respectively. Counterparty Credit Risk Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions. 27 Itaú Unibanco Risk and Capital Management – Pillar 3 Allowance for Loan Losses - Quarterly evolution R$ million 09/30/2019 06/30/2019 Necessary Necessary (1) (1) Opening Balance Write-Off Opening Balance Write-Off accounting net Final Balance accounting net Final Balance provisions provisions Public Sector (1) (1) - (2) (2) 2 (1) (1) Private Sector (33,090) (5,534) 4,149 (34,475) (34,204) (4,260) 5,374 (33,090) Companies (14,236) (1,912) 1,077 (15,071) (15,827) (499) 2,090 (14,236) Industry and Commerce (4,036) (596) 454 (4,178) (4,294) (284) 542 (4,036) Services (7,921) (1,246) 410 (8,757) (9,159) (221) 1,459 (7,921) Primary (1,316) 104 212 (1,000) (1,588) (13) 285 (1,316) Other (963) (174) 1 (1,136) (786) 19 (196) (963) Individuals (18,854) (3,622) 3,072 (19,404) (18,377) (3,761) 3,284 (18,854) Total (33,091) (5,535) 4,149 (34,477) (34,206) (4,258) 5,373 (33,091) (1) Comprises provisions for financial guarantees provided of R$ 1,010 in Sep/19 and R$ 1,139 in Jun/19, registered in the liabilities, according to CMN Resolution 4,512 and BACEN Circular Letter 3,782. Mitigating Instruments Itaú Unibanco uses guarantees aiming at increasing resilience in operations with credit risk. The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements. To be considered as credit risk mitigation instrument, the guarantees need to comply with requirements and determinations of the regulations that govern them whether internal or external and be legally valid (effective), enforceable and regularly evaluated. In the case of secured guarantees, legal structures with mitigating effects and netting arrangements, mitigation depends on established methods approved by the business units responsible for managing credit risk and the central credit risk control area. Such methods take into account factors relating to the legal enforcement of the security, the costs involved in the process and the expected execution value, considering market volatility and liquidity. Additionally, concentration of these instruments in the credit portfolio is monitored on a regular basis. Lastly, personal guarantees and the purchase of protection through credit derivatives mitigate credit risk by substituting the taker’s risk parameters with those of the guarantor. Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its portfolios of securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. In order to use each type of mitigating instrument to calculate the regulatory capital, Itaú Unibanco compares the specifications of the instrument to the requirements provided for in the prudential regulations in force. In this process, the institution assesses the coverage level of mitigated exposures, the risk weights (FPR) of the mitigation instruments, maturity terms, and currencies of denomination or indexation, among other aspects. In the case of credit transactions mitigated by fiduciary transfer or 1st-degree mortgage on residential property, mitigation is definite by the FPR applied to the exposure, as provided for in BACEN Circular 3,644. Therefore, these transactions are not subject to the provisions set forth in BACEN Circular 3,809. The table below presents the total amount covered by mitigation instruments (collaterals and guarantees), calculated in accordance with BACEN Circular 3,809. As provided for in the Circular, at the beginning of each fiscal year, the institution must choose between the Simple or Comprehensive Approach for credit risk mitigation. Itaú Unibanco began to use the Comprehensive Approach as from January, 2019. Total Mitigation R$ million 09/30/2019 06/30/2019 09/30/2018 (1) (2) 3 03,751 3 34,885 3 65,369 Collateral Other Guarantees 47,538 4 8,822 5 0,692 FPR 0% 8 ,664 8 ,488 10,400 FPR 20% - 21 3 ,494 FPR 50% 3 7,839 3 9,510 3 6,332 FPR 85% 1 ,034 803 467 (1) (2) 3 9,684 38,546 3 88,970 Netting (1) As from Jan/19, the Comprehensive Approach was adopted for the application of mitigating instruments (2) As from June 2019, the calculation of the exposure value of the Counterparty Credit Risk for derivatives considers the Standardized Approach to Counterparty Credit Risk (SA-CCR). In this approach the reported values represent the impacts of mitigators on exposures, not on the notional value of the derivatives. Applying the same methodology to the reference date of September 2018, the amounts corresponding to the Collateral, to the Other Guarantees and to the Netting would be R$ 301,389 million, R$ 47,256 million and R$ 13,788 million, respectively. Counterparty Credit Risk Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions. 27 Itaú Unibanco

Risk and Capital Management – Pillar 3 Itaú Unibanco has well-defined rules for calculating its exposure, and the models designed are used both for controlling the use of counterparty limits and for allocating capital. For derivatives, Itaú Unibanco uses the potential credit risk (PCR) too, interpreted as the value of the potential financial exposure that a transaction can attain upon maturity. After the maturity of a derivative contract, Itaú Unibanco’s practice is to set up a provision for the amounts receivable on these instruments. Netting agreements are defined by CMN Resolution 3,263 and, as from January 2017, Itaú Unibanco has been considering this resolution in the calculation of its regulatory capital, in accordance with BACEN Circular 3,809. According to BACEN Circular 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from unsettled operations, the application of the Unsettled Operation Credit Conversion Factor (FCL) is considered. According to BACEN Circular 3,904, as of June 2019, the exposure value of the Counterparty Credit Risk arising from operations with derivative financial instruments shall be calculated using the SA-CCR Approach (Standardized Approach to Counterparty Credit Risk). Derivative Contracts Subject to Counterparty Credit Risk R$ million 09/30/2019 06/30/2019 09/30/2018 (1) Settled in a settlement system (Stock Exchange) 6 ,598 6 ,270 6,811 Notional Value 1 ,632,913 1 ,387,108 1 ,500,394 Potential Future Exposures 3 ,252 6 ,991 1,538 Gross Positive Value 1 4,019 1 1,240 5,273 Effects of netting agreements 1 0,673 1 1,960 - Not settled in a settlement system (Over-the-Counter) – with collateral - - - Notional Value 5 69,380 604,025 228,621 Potential Future Exposures 3 ,031 5 ,365 3,175 Gross Positive Value 1 5,117 1 1,906 7,668 Effects of netting agreements 1 7,570 1 6,606 7,137 Effect of collateral 578 666 3,706 Not settled in a settlement system (Over-the-Counter) – without collateral 16,104 1 2,640 20,968 Notional Value 4 96,325 417,460 1 ,229,158 Potential Future Exposures 4 ,256 4 ,240 9,054 Gross Positive Value 1 1,848 8 ,400 11,913 (2) 2 2,702 1 8,910 27,779 Net exposure to derivatives (1) Amounts regarding contracts settled in a clearing and settlement system in which the clearinghouse operates as central counterparty. (2) As from June 2019, the SA-CCR Approach (Standardized Approach to Counterparty Credit Risk) was adopted for the calculation of the exposure values to Counterparty Credit Risk for derivatives. Previously, the exposure value was calculated using the Current Exposure Method (CEM) approach. Transactions carried out on behalf of Clients Subject to Counterparty Credit Risk R$ million 09/30/2019 06/30/2019 09/30/2018 (1) 916 526 1,028 Derivatives Contracts Notional Value 3,393,049 2,385,931 1,061,278 Potential Future Exposures 3,832 5,086 3,794 Gross Positive Value 8,525 5,440 3,651 Effects of netting agreements 11,441 9,980 - Collaterals - 21 6,417 Security lending and borrowing 791 646 2,009 Notional Value 12,825 11,025 4,868 Collaterals 12,034 10,380 2,859 Net exposure 1 ,707 1 ,172 3,037 (1) As from June 2019, the SA-CCR Approach (Standardized Approach to Counterparty Credit Risk) was adopted for the calculation of the exposure values to Counterparty Credit Risk for derivatives. Previously, the exposure value was calculated using the Current Exposure Method (CEM) approach. Itaú Unibanco considers that there is counterparty credit risk in reverse repo agreements (purchase with resale commitment) when the difference between the amount paid and the security received (when the latter is eligible as a mitigator) is positive; and in repo agreements (sale with repurchase commitment), when the difference between the security delivered and the amount received is positive. 28 Itaú Unibanco Risk and Capital Management – Pillar 3 Itaú Unibanco has well-defined rules for calculating its exposure, and the models designed are used both for controlling the use of counterparty limits and for allocating capital. For derivatives, Itaú Unibanco uses the potential credit risk (PCR) too, interpreted as the value of the potential financial exposure that a transaction can attain upon maturity. After the maturity of a derivative contract, Itaú Unibanco’s practice is to set up a provision for the amounts receivable on these instruments. Netting agreements are defined by CMN Resolution 3,263 and, as from January 2017, Itaú Unibanco has been considering this resolution in the calculation of its regulatory capital, in accordance with BACEN Circular 3,809. According to BACEN Circular 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from unsettled operations, the application of the Unsettled Operation Credit Conversion Factor (FCL) is considered. According to BACEN Circular 3,904, as of June 2019, the exposure value of the Counterparty Credit Risk arising from operations with derivative financial instruments shall be calculated using the SA-CCR Approach (Standardized Approach to Counterparty Credit Risk). Derivative Contracts Subject to Counterparty Credit Risk R$ million 09/30/2019 06/30/2019 09/30/2018 (1) Settled in a settlement system (Stock Exchange) 6 ,598 6 ,270 6,811 Notional Value 1 ,632,913 1 ,387,108 1 ,500,394 Potential Future Exposures 3 ,252 6 ,991 1,538 Gross Positive Value 1 4,019 1 1,240 5,273 Effects of netting agreements 1 0,673 1 1,960 - Not settled in a settlement system (Over-the-Counter) – with collateral - - - Notional Value 5 69,380 604,025 228,621 Potential Future Exposures 3 ,031 5 ,365 3,175 Gross Positive Value 1 5,117 1 1,906 7,668 Effects of netting agreements 1 7,570 1 6,606 7,137 Effect of collateral 578 666 3,706 Not settled in a settlement system (Over-the-Counter) – without collateral 16,104 1 2,640 20,968 Notional Value 4 96,325 417,460 1 ,229,158 Potential Future Exposures 4 ,256 4 ,240 9,054 Gross Positive Value 1 1,848 8 ,400 11,913 (2) 2 2,702 1 8,910 27,779 Net exposure to derivatives (1) Amounts regarding contracts settled in a clearing and settlement system in which the clearinghouse operates as central counterparty. (2) As from June 2019, the SA-CCR Approach (Standardized Approach to Counterparty Credit Risk) was adopted for the calculation of the exposure values to Counterparty Credit Risk for derivatives. Previously, the exposure value was calculated using the Current Exposure Method (CEM) approach. Transactions carried out on behalf of Clients Subject to Counterparty Credit Risk R$ million 09/30/2019 06/30/2019 09/30/2018 (1) 916 526 1,028 Derivatives Contracts Notional Value 3,393,049 2,385,931 1,061,278 Potential Future Exposures 3,832 5,086 3,794 Gross Positive Value 8,525 5,440 3,651 Effects of netting agreements 11,441 9,980 - Collaterals - 21 6,417 Security lending and borrowing 791 646 2,009 Notional Value 12,825 11,025 4,868 Collaterals 12,034 10,380 2,859 Net exposure 1 ,707 1 ,172 3,037 (1) As from June 2019, the SA-CCR Approach (Standardized Approach to Counterparty Credit Risk) was adopted for the calculation of the exposure values to Counterparty Credit Risk for derivatives. Previously, the exposure value was calculated using the Current Exposure Method (CEM) approach. Itaú Unibanco considers that there is counterparty credit risk in reverse repo agreements (purchase with resale commitment) when the difference between the amount paid and the security received (when the latter is eligible as a mitigator) is positive; and in repo agreements (sale with repurchase commitment), when the difference between the security delivered and the amount received is positive. 28 Itaú Unibanco

Risk and Capital Management – Pillar 3 Repurchase Agreements Subject to Counterparty Credit Risk R$ million 09/30/2019 06/30/2019 09/30/2018 (1) Settled in a settlement system 3,802 3 ,989 2,487 Reverse repo agreements - - 2 ,408 (2) 2 37,645 249,526 287,393 Notional Value Effect of collateral 2 37,645 249,526 284,985 Repo agreements 3,802 3,989 79 (2) Notional Value 2 28,414 242,931 207,967 Effect of collateral 224,612 238,942 207,888 Not settled in a settlement system 7 ,631 8 ,357 5,404 Reverse repo agreements 368 309 776 (2) 1,505 1 ,548 1 ,088 Notional Value Effect of collateral 1 ,137 1,239 311 Repo agreements 7,263 8 ,048 4 ,627 (2) Notional Value 46,290 5 8,347 6 8,931 Effect of collateral 39,027 5 0,299 64,304 Net exposure to repurchase agreements 1 1,433 12,346 7 ,891 (1) Amounts regarding contracts settled in a clearing and settlement system (Stock Exchange, Selic or similar). (2) The notional value of repurchase agreements is similar to their positive gross value. (1) Other Agreements Subject to Counterparty Credit Risk R$ million 09/30/2019 06/30/2019 09/30/2018 (2) 1 6,276 15,587 14,500 Notional Value Collateral posted in favor of clearing houses 1 2,730 1 0,689 6,780 Effects of netting agreements - - - Effect of collateral - - - (3) Net exposure 1 3,506 1 1,404 7 ,286 (1) Includes securities agreements to be settled, as well as forex agreements, and rights on securities lending (2) The notional value of these agreements is similar to their positive gross value. (3) Exposure amount after the application of FCL, according to BACEN Circular 3,644. Exposure to Counterparty Credit Risk R$ million 09/30/2019 06/30/2019 09/30/2018 Net global exposure to counterparty credit risk 49,348 4 3,831 4 5,993 (1) 2 2,702 1 8,910 2 7,779 Net exposure to derivatives Net exposure to repurchase agreements 11,433 1 2,346 7,891 Net exposure to other agreements subject to counterparty credit risk 1 3,506 1 1,404 7,286 Net exposure by transactions carried out on behalf of Clients 1,707 1,172 3,037 (1) As from June 2019, the SA-CCR Approach (Standardized Approach to Counterparty Credit Risk) was adopted for the calculation of the exposure values to Counterparty Credit Risk for derivatives. Previously, the exposure value was calculated using the Current Exposure Method (CEM) approach. Acquisitions, Sale or Transfer of Financial Assets The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco. Financial asset acquisitions aim at increasing loan portfolio diversification and meeting the clients’ demands for liquidity. The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets or work as a portfolio credit risk management instrument. Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and rewards being retained or not. Since January 2012, as determined by CMN Resolution 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets. Sale or Transfer of Financial Assets R$ million 09/30/2019 06/30/2019 09/30/2018 Sale of exposures with co-obligation registered in memorandum accounts 71 69 91 Balance of sale of exposure with substantial retention of risks and benefits 3,172 3,424 4,175 Securitization Companies 3,1 42 3,391 4,141 Financial institutions 30 33 34 29 Itaú Unibanco Risk and Capital Management – Pillar 3 Repurchase Agreements Subject to Counterparty Credit Risk R$ million 09/30/2019 06/30/2019 09/30/2018 (1) Settled in a settlement system 3,802 3 ,989 2,487 Reverse repo agreements - - 2 ,408 (2) 2 37,645 249,526 287,393 Notional Value Effect of collateral 2 37,645 249,526 284,985 Repo agreements 3,802 3,989 79 (2) Notional Value 2 28,414 242,931 207,967 Effect of collateral 224,612 238,942 207,888 Not settled in a settlement system 7 ,631 8 ,357 5,404 Reverse repo agreements 368 309 776 (2) 1,505 1 ,548 1 ,088 Notional Value Effect of collateral 1 ,137 1,239 311 Repo agreements 7,263 8 ,048 4 ,627 (2) Notional Value 46,290 5 8,347 6 8,931 Effect of collateral 39,027 5 0,299 64,304 Net exposure to repurchase agreements 1 1,433 12,346 7 ,891 (1) Amounts regarding contracts settled in a clearing and settlement system (Stock Exchange, Selic or similar). (2) The notional value of repurchase agreements is similar to their positive gross value. (1) Other Agreements Subject to Counterparty Credit Risk R$ million 09/30/2019 06/30/2019 09/30/2018 (2) 1 6,276 15,587 14,500 Notional Value Collateral posted in favor of clearing houses 1 2,730 1 0,689 6,780 Effects of netting agreements - - - Effect of collateral - - - (3) Net exposure 1 3,506 1 1,404 7 ,286 (1) Includes securities agreements to be settled, as well as forex agreements, and rights on securities lending (2) The notional value of these agreements is similar to their positive gross value. (3) Exposure amount after the application of FCL, according to BACEN Circular 3,644. Exposure to Counterparty Credit Risk R$ million 09/30/2019 06/30/2019 09/30/2018 Net global exposure to counterparty credit risk 49,348 4 3,831 4 5,993 (1) 2 2,702 1 8,910 2 7,779 Net exposure to derivatives Net exposure to repurchase agreements 11,433 1 2,346 7,891 Net exposure to other agreements subject to counterparty credit risk 1 3,506 1 1,404 7,286 Net exposure by transactions carried out on behalf of Clients 1,707 1,172 3,037 (1) As from June 2019, the SA-CCR Approach (Standardized Approach to Counterparty Credit Risk) was adopted for the calculation of the exposure values to Counterparty Credit Risk for derivatives. Previously, the exposure value was calculated using the Current Exposure Method (CEM) approach. Acquisitions, Sale or Transfer of Financial Assets The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco. Financial asset acquisitions aim at increasing loan portfolio diversification and meeting the clients’ demands for liquidity. The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets or work as a portfolio credit risk management instrument. Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and rewards being retained or not. Since January 2012, as determined by CMN Resolution 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets. Sale or Transfer of Financial Assets R$ million 09/30/2019 06/30/2019 09/30/2018 Sale of exposures with co-obligation registered in memorandum accounts 71 69 91 Balance of sale of exposure with substantial retention of risks and benefits 3,172 3,424 4,175 Securitization Companies 3,1 42 3,391 4,141 Financial institutions 30 33 34 29 Itaú Unibanco

Risk and Capital Management – Pillar 3 Sale or Transfer of Financial Assets R$ million 3rd quarter 2nd quarter 1st quarter 4th quarter 3rd quarter 2019 2019 2019 2018 2018 Flow of sale exposure in the quarter with substantial transfer of risks and rewards 327 207 177 1,564 979 Credit rights Investments Fund (FIDC) 274 94 40 674 637 Securitization Companies 39 35 4 53 43 Financial institutions - - - 217 299 (1) 14 78 133 620 - Other (1) Operations with the public sector and other legal entities Sale or Transfer of Financial Assets R$ million 3rd quarter 2nd quarter 1st quarter 4th quarter 3rd quarter 2019 2019 2019 2018 2018 Total exposures acquired WITH retention of assignor's risks and rewards 125 111 104 102 110 Acquisition of Financial Assets R$ million 09/30/2019 06/30/2019 09/30/2018 Acquisitions of loan portfolios WITH the retention of assignor's risks and rewards a) By type of exposure 266 372 453 Individuals - Vehicle and Leasing 227 284 385 Companies -Loans (CCB) - - 2 Companies - Other 39 88 67 b) By type of assignor 266 372 453 Financial institutions 266 372 453 Acquisition of Financial Assets R$ million 09/30/2019 06/30/2019 09/30/2018 Acquisitions of loan portfolios with NO retention of assignor's risks and rewards a) By type of exposure 1 ,138 1,236 1 ,658 Individuals - Payroll 1,138 1,236 1,658 b) By type of assignor 1 ,138 1 ,236 1 ,658 Financial institutions 1,138 1 ,236 1 ,658 Operations of Securitization Itaú Unibanco’s portfolio includes securities arising from securitization processes. The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA) and debentures with securitization characteristics (issues whose flow of receipts is dependent on the performance of the underlying receivables). Exposure to securitization of FIDC, in the consolidated accounts, includes only fund units not consolidated in the Prudential Conglomerate. According to BACEN Circular 3,701, FIDC units when the institution has control or retains risks and rewards must be consolidated in the Prudential Conglomerate. Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels. Itaú Unibanco follows risk retention guidelines of CMN Resolution 3,533. The balances of these operations are presented below. 30 Itaú Unibanco Risk and Capital Management – Pillar 3 Sale or Transfer of Financial Assets R$ million 3rd quarter 2nd quarter 1st quarter 4th quarter 3rd quarter 2019 2019 2019 2018 2018 Flow of sale exposure in the quarter with substantial transfer of risks and rewards 327 207 177 1,564 979 Credit rights Investments Fund (FIDC) 274 94 40 674 637 Securitization Companies 39 35 4 53 43 Financial institutions - - - 217 299 (1) 14 78 133 620 - Other (1) Operations with the public sector and other legal entities Sale or Transfer of Financial Assets R$ million 3rd quarter 2nd quarter 1st quarter 4th quarter 3rd quarter 2019 2019 2019 2018 2018 Total exposures acquired WITH retention of assignor's risks and rewards 125 111 104 102 110 Acquisition of Financial Assets R$ million 09/30/2019 06/30/2019 09/30/2018 Acquisitions of loan portfolios WITH the retention of assignor's risks and rewards a) By type of exposure 266 372 453 Individuals - Vehicle and Leasing 227 284 385 Companies -Loans (CCB) - - 2 Companies - Other 39 88 67 b) By type of assignor 266 372 453 Financial institutions 266 372 453 Acquisition of Financial Assets R$ million 09/30/2019 06/30/2019 09/30/2018 Acquisitions of loan portfolios with NO retention of assignor's risks and rewards a) By type of exposure 1 ,138 1,236 1 ,658 Individuals - Payroll 1,138 1,236 1,658 b) By type of assignor 1 ,138 1 ,236 1 ,658 Financial institutions 1,138 1 ,236 1 ,658 Operations of Securitization Itaú Unibanco’s portfolio includes securities arising from securitization processes. The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA) and debentures with securitization characteristics (issues whose flow of receipts is dependent on the performance of the underlying receivables). Exposure to securitization of FIDC, in the consolidated accounts, includes only fund units not consolidated in the Prudential Conglomerate. According to BACEN Circular 3,701, FIDC units when the institution has control or retains risks and rewards must be consolidated in the Prudential Conglomerate. Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels. Itaú Unibanco follows risk retention guidelines of CMN Resolution 3,533. The balances of these operations are presented below. 30 Itaú Unibanco

Risk and Capital Management – Pillar 3 (1) Securitization Exposures R$ million 09/30/2019 06/30/2019 09/30/2018 CRI 9 ,151 9 ,037 1 1,967 Mortgage Loans 9 ,151 9 ,037 11,967 Single-Tranche 7 ,951 7 ,773 1 0,544 Subordinated 1 ,200 1 ,264 1 ,423 CRA 274 158 104 Credit Related to Agribusiness 274 158 104 Single-Tranche 274 158 104 FIDC 2 ,978 224 332 Credit Rights 2 ,978 224 332 Senior 2 ,978 224 332 Debenture 103 92 77 Loan portfolio 103 92 77 Single-Tranche 103 92 77 Total 1 2,507 9 ,510 1 2,480 (1) Traditional securitization. The table below presents the summary of the securitization activity in the period: (1) Securitization Activities in the Period R$ million 3rd quarter 2nd quarter 1st quarter 4th quarter 3rd quarter 2019 2019 2019 2018 2018 CRI 612 150 75 62 253 Mortgage Loans 612 150 75 62 253 FIDC 90 1,851 575 - - Credit Rights 90 1,851 575 - - CRA 381 446 130 - 267 381 446 130 - 267 Credit Related to Agribusiness Total 1, 084 2,447 780 62 520 (1) Traditional securitization. It should be noted that the portion of RWACPAD attributable to securitization exposure did not exceed 5% of the total on September 30, 2019. Itaú Unibanco ascertains its gains and losses with the securitization process taking into account its different activities as originator or investor, in other words, the participant that assigns portfolios for securitization purposes, and the trader of securitized assets, respectively. As originator, gains and losses are calculated as the difference between the sum received for assets transferred to the securitizing institutions and the book value of the portfolio. As investor, the calculation takes into account the difference between the sale amount and the book value of the securitized paper. Gains and losses on securitization are disclosed when they are material. Credit Derivatives Itaú Unibanco buys and sells credit protection in order to meet the needs of its customers. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 31 Itaú Unibanco Risk and Capital Management – Pillar 3 (1) Securitization Exposures R$ million 09/30/2019 06/30/2019 09/30/2018 CRI 9 ,151 9 ,037 1 1,967 Mortgage Loans 9 ,151 9 ,037 11,967 Single-Tranche 7 ,951 7 ,773 1 0,544 Subordinated 1 ,200 1 ,264 1 ,423 CRA 274 158 104 Credit Related to Agribusiness 274 158 104 Single-Tranche 274 158 104 FIDC 2 ,978 224 332 Credit Rights 2 ,978 224 332 Senior 2 ,978 224 332 Debenture 103 92 77 Loan portfolio 103 92 77 Single-Tranche 103 92 77 Total 1 2,507 9 ,510 1 2,480 (1) Traditional securitization. The table below presents the summary of the securitization activity in the period: (1) Securitization Activities in the Period R$ million 3rd quarter 2nd quarter 1st quarter 4th quarter 3rd quarter 2019 2019 2019 2018 2018 CRI 612 150 75 62 253 Mortgage Loans 612 150 75 62 253 FIDC 90 1,851 575 - - Credit Rights 90 1,851 575 - - CRA 381 446 130 - 267 381 446 130 - 267 Credit Related to Agribusiness Total 1, 084 2,447 780 62 520 (1) Traditional securitization. It should be noted that the portion of RWACPAD attributable to securitization exposure did not exceed 5% of the total on September 30, 2019. Itaú Unibanco ascertains its gains and losses with the securitization process taking into account its different activities as originator or investor, in other words, the participant that assigns portfolios for securitization purposes, and the trader of securitized assets, respectively. As originator, gains and losses are calculated as the difference between the sum received for assets transferred to the securitizing institutions and the book value of the portfolio. As investor, the calculation takes into account the difference between the sale amount and the book value of the securitized paper. Gains and losses on securitization are disclosed when they are material. Credit Derivatives Itaú Unibanco buys and sells credit protection in order to meet the needs of its customers. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 31 Itaú Unibanco

Risk and Capital Management – Pillar 3 Notional Amount of Credit Derivatives Held in Portfolio R$ million 09/30/2019 06/30/2019 09/30/2018 Risk Transferred 2 ,848 2,493 1 ,829 Credit Default Swap (CDS) 2 ,848 2 ,493 1,829 Risk Received (10,684) (6,982) (7,093) Credit Default Swap (CDS) (7 ,399) (6 ,982) (7,093) Total Return Swap (TRS) (3,285) - - Total (7,836) (4,489) (5,264) Required capital of Risk Received 59 75 46 32 Itaú Unibanco Risk and Capital Management – Pillar 3 Notional Amount of Credit Derivatives Held in Portfolio R$ million 09/30/2019 06/30/2019 09/30/2018 Risk Transferred 2 ,848 2,493 1 ,829 Credit Default Swap (CDS) 2 ,848 2 ,493 1,829 Risk Received (10,684) (6,982) (7,093) Credit Default Swap (CDS) (7 ,399) (6 ,982) (7,093) Total Return Swap (TRS) (3,285) - - Total (7,836) (4,489) (5,264) Required capital of Risk Received 59 75 46 32 Itaú Unibanco

Risk and Capital Management – Pillar 3 6 Market Risk 6.1 Framework and Treatment Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. Itaú Unibanco’s institutional policies and general market risk management framework are in line with the principles of CMN Resolution 4,557, and subsequent amendments. These principles guide the approach to market risk control across the institution. Itaú Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors: • Political, economic and market conditions; • The profile of Itaú Unibanco´s portfolio; and • Capacity to act in specific markets. The key principles underlying Itaú Unibanco’s market risk control structure are as follows: • Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives; • Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time; • Increase transparency as to how the business works to optimize results; • Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and • Monitor and avoid concentration of risks. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products. The CMN has regulations that establish the segregation of exposure to market risk into risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same structure of limits governance. The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco’s risk appetite. In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco. Hedge accounting considerations are presented in detail in Note 5f V – “Accounting hedge” to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations. Market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 4,557 and BACEN Circular 3,354. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term. Market risk management is based on the following key metrics: • Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval; 33 Itaú Unibanco Risk and Capital Management – Pillar 3 6 Market Risk 6.1 Framework and Treatment Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. Itaú Unibanco’s institutional policies and general market risk management framework are in line with the principles of CMN Resolution 4,557, and subsequent amendments. These principles guide the approach to market risk control across the institution. Itaú Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors: • Political, economic and market conditions; • The profile of Itaú Unibanco´s portfolio; and • Capacity to act in specific markets. The key principles underlying Itaú Unibanco’s market risk control structure are as follows: • Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives; • Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time; • Increase transparency as to how the business works to optimize results; • Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and • Monitor and avoid concentration of risks. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products. The CMN has regulations that establish the segregation of exposure to market risk into risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same structure of limits governance. The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco’s risk appetite. In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco. Hedge accounting considerations are presented in detail in Note 5f V – “Accounting hedge” to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations. Market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 4,557 and BACEN Circular 3,354. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term. Market risk management is based on the following key metrics: • Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval; 33 Itaú Unibanco

Risk and Capital Management – Pillar 3 • Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios); • Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels; • Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ( MtM - Mark to Market ); and • Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility. In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include: • Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates; • Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and • Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time. Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. The document that details the market risk control institutional policy is on the Investor Relations website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. 6.2 Portfolio Analysis Interest rate risk in the banking book Interest rate risk is the potential loss associated with variations in these rates in the market in relation to indexer mismatches, maturities and between investments and funding. The methodology adopted involves marking-to-market of the various products, calculating the sensitivity to variations in interest rates, and the value at risk by historical simulation (VaR) as well as stress tests throughout the entire portfolio, as determined by Itaú Unibanco's institutional regulations. In managing the interest rate risk of the loan portfolios that show material early settlements, Itaú Unibanco adjusts the original maturities of transactions, which speeds up the reduction in the originally contracted payment flows so as to better reflect clients' expected behavior. Likewise, the balances of products with no definite expiry date, such as demand deposits and savings accounts, are included in the statistics on the basis of past and seasonal experience. The core portion is distributed over time, thus generating an exposure to changes in interest rates, pursuant to internally approved methodologies. The table below shows the sensitivity of the amount of the banking book positions to changes in interest rate curves, using the methodology and stress scenarios adopted. (1) Sensibility of Banking Position R$ million Exposures 09/30/2019 Risk factors Risk of variation in: Scenario I Scenario II Scenario III Interest Rate Fixed Income Interest Rates in reais (8) (995) (1,962) Foreign Exchange Linked Foreign Exchange Linked Interest Rates (4) (243) (469) Price Index Linked Interest of Inflation coupon (4) (385) (711) TR TR Linked Interest Rates 0 (1) (1) (1) Amounts net of tax effects. In order to measure these sensitivities, the following scenarios are used: • Scenario I: Shocks of 1 base point in interest fixed rates, currency coupon, inflation, interest rate indexes, and 1 percentage point in the prices of currencies and shares; • Scenario II: Shocks of 25% in interest fixed rates, currency coupon, inflation, interest rate indexes, and in the prices of currencies and shares, both for growth and fall, considering the largest resulting losses per risk factor; 34 Itaú Unibanco Risk and Capital Management – Pillar 3 • Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios); • Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels; • Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ( MtM - Mark to Market ); and • Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility. In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include: • Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates; • Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and • Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time. Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. The document that details the market risk control institutional policy is on the Investor Relations website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. 6.2 Portfolio Analysis Interest rate risk in the banking book Interest rate risk is the potential loss associated with variations in these rates in the market in relation to indexer mismatches, maturities and between investments and funding. The methodology adopted involves marking-to-market of the various products, calculating the sensitivity to variations in interest rates, and the value at risk by historical simulation (VaR) as well as stress tests throughout the entire portfolio, as determined by Itaú Unibanco's institutional regulations. In managing the interest rate risk of the loan portfolios that show material early settlements, Itaú Unibanco adjusts the original maturities of transactions, which speeds up the reduction in the originally contracted payment flows so as to better reflect clients' expected behavior. Likewise, the balances of products with no definite expiry date, such as demand deposits and savings accounts, are included in the statistics on the basis of past and seasonal experience. The core portion is distributed over time, thus generating an exposure to changes in interest rates, pursuant to internally approved methodologies. The table below shows the sensitivity of the amount of the banking book positions to changes in interest rate curves, using the methodology and stress scenarios adopted. (1) Sensibility of Banking Position R$ million Exposures 09/30/2019 Risk factors Risk of variation in: Scenario I Scenario II Scenario III Interest Rate Fixed Income Interest Rates in reais (8) (995) (1,962) Foreign Exchange Linked Foreign Exchange Linked Interest Rates (4) (243) (469) Price Index Linked Interest of Inflation coupon (4) (385) (711) TR TR Linked Interest Rates 0 (1) (1) (1) Amounts net of tax effects. In order to measure these sensitivities, the following scenarios are used: • Scenario I: Shocks of 1 base point in interest fixed rates, currency coupon, inflation, interest rate indexes, and 1 percentage point in the prices of currencies and shares; • Scenario II: Shocks of 25% in interest fixed rates, currency coupon, inflation, interest rate indexes, and in the prices of currencies and shares, both for growth and fall, considering the largest resulting losses per risk factor; 34 Itaú Unibanco

Risk and Capital Management – Pillar 3 • Scenario III: Shocks of 50% in interest fixed rates, currency coupon, inflation, interest rate indexes, and in the prices of currencies and shares, both for growth and fall, considering the largest resulting losses per risk factor. Evolution of the Trading Book The evolution of the Trading Book, broken down by major risk factors, is tabulated below: Total Value of Trading Position R$ million 09/30/2019 06/30/2019 09/30/2018 Long Short Long Short Long Short Interest Rates 176,155 (193,895) 158,977 (151,473) 221,928 (214,914) Foreign Exchange 101,922 (102,882) 92,300 (92,416) 146,866 (145,623) Equities 268 (187) 327 (194) 3,067 (2,996) Commodities 1,109 (1,099) 1,109 (1,062) 4 (12) Evolution of the Derivatives Portfolio The main purpose of the derivative positions in the Banking Book and Trading Book is to manage risks in these positions and in the corresponding risk factors. (1) Derivatives: Trades in Brazil - Trading + Banking - With Central Counterparty R$ million 09/30/2019 06/30/2019 09/30/2018 Long Short Long Short Long Short Interest Rates 192,798 (139,748) 112,204 (94,475) 283,271 (243,242) Foreign Exchange 176,087 (201,663) 37,229 (58,672) 26,452 (32,032) Equities 1,344 (505) 1,719 (147) 775 (542) Commodities 370 (434) 8 (284) 163 (157) (1) st As from the 1 quarter of 2018, the consolidation of derivatives is no longer determined by the positions of individual companies, and is now consolidated in the view of Itaú Unibanco Holding S.A.. (1) Derivatives: Trades in Brazil - Trading + Banking - Without Central Counterparty R$ million 09/30/2019 06/30/2019 09/30/2018 Long Short Long Short Long Short Interest Rates 34,170 (26,427) 43,722 (35,619) 50,677 (41,779) Foreign Exchange 16,972 (36,975) 22,253 (45,210) 14,081 (40,554) - - - Equities (126) (74) (75) Commodities 74 - 323 - 34 (46) (1) st As from the 1 quarter of 2018, the consolidation of derivatives is no longer determined by the positions of individual companies, and is now consolidated in the view of Itaú Unibanco Holding S.A.. (1) Derivatives: Foreign Trades - Trading + Banking - With Central Counterparty R$ million 09/30/2019 06/30/2019 09/30/2018 Long Short Long Short Long Short Interest Rates 17,985 (11,370) 1,347 (4,249) 2,476 (4,711) Foreign Exchange 82,584 (87,643) 84,544 (82,298) 68,200 (64,213) 810 368 186 Equities (2,290) (2,349) (1,623) (1) st As from the 1 quarter of 2018, the consolidation of derivatives is no longer determined by the positions of individual companies, and is now consolidated in the view of Itaú Unibanco Holding S.A.. (1) Derivatives: Foreign Trades - Trading + Banking - Without Central Counterparty R$ million 09/30/2019 06/30/2019 09/30/2018 Long Short Long Short Long Short Interest Rates 40,000 (113,963) 50,666 (109,629) 50,044 (115,148) Foreign Exchange 289,800 (273,098) 293,987 (290,195) 238,363 (233,829) (1) st As from the 1 quarter of 2018, the consolidation of derivatives is no longer determined by the positions of individual companies, and is now consolidated in the view of Itaú Unibanco Holding S.A.. 35 Itaú Unibanco Risk and Capital Management – Pillar 3 • Scenario III: Shocks of 50% in interest fixed rates, currency coupon, inflation, interest rate indexes, and in the prices of currencies and shares, both for growth and fall, considering the largest resulting losses per risk factor. Evolution of the Trading Book The evolution of the Trading Book, broken down by major risk factors, is tabulated below: Total Value of Trading Position R$ million 09/30/2019 06/30/2019 09/30/2018 Long Short Long Short Long Short Interest Rates 176,155 (193,895) 158,977 (151,473) 221,928 (214,914) Foreign Exchange 101,922 (102,882) 92,300 (92,416) 146,866 (145,623) Equities 268 (187) 327 (194) 3,067 (2,996) Commodities 1,109 (1,099) 1,109 (1,062) 4 (12) Evolution of the Derivatives Portfolio The main purpose of the derivative positions in the Banking Book and Trading Book is to manage risks in these positions and in the corresponding risk factors. (1) Derivatives: Trades in Brazil - Trading + Banking - With Central Counterparty R$ million 09/30/2019 06/30/2019 09/30/2018 Long Short Long Short Long Short Interest Rates 192,798 (139,748) 112,204 (94,475) 283,271 (243,242) Foreign Exchange 176,087 (201,663) 37,229 (58,672) 26,452 (32,032) Equities 1,344 (505) 1,719 (147) 775 (542) Commodities 370 (434) 8 (284) 163 (157) (1) st As from the 1 quarter of 2018, the consolidation of derivatives is no longer determined by the positions of individual companies, and is now consolidated in the view of Itaú Unibanco Holding S.A.. (1) Derivatives: Trades in Brazil - Trading + Banking - Without Central Counterparty R$ million 09/30/2019 06/30/2019 09/30/2018 Long Short Long Short Long Short Interest Rates 34,170 (26,427) 43,722 (35,619) 50,677 (41,779) Foreign Exchange 16,972 (36,975) 22,253 (45,210) 14,081 (40,554) - - - Equities (126) (74) (75) Commodities 74 - 323 - 34 (46) (1) st As from the 1 quarter of 2018, the consolidation of derivatives is no longer determined by the positions of individual companies, and is now consolidated in the view of Itaú Unibanco Holding S.A.. (1) Derivatives: Foreign Trades - Trading + Banking - With Central Counterparty R$ million 09/30/2019 06/30/2019 09/30/2018 Long Short Long Short Long Short Interest Rates 17,985 (11,370) 1,347 (4,249) 2,476 (4,711) Foreign Exchange 82,584 (87,643) 84,544 (82,298) 68,200 (64,213) 810 368 186 Equities (2,290) (2,349) (1,623) (1) st As from the 1 quarter of 2018, the consolidation of derivatives is no longer determined by the positions of individual companies, and is now consolidated in the view of Itaú Unibanco Holding S.A.. (1) Derivatives: Foreign Trades - Trading + Banking - Without Central Counterparty R$ million 09/30/2019 06/30/2019 09/30/2018 Long Short Long Short Long Short Interest Rates 40,000 (113,963) 50,666 (109,629) 50,044 (115,148) Foreign Exchange 289,800 (273,098) 293,987 (290,195) 238,363 (233,829) (1) st As from the 1 quarter of 2018, the consolidation of derivatives is no longer determined by the positions of individual companies, and is now consolidated in the view of Itaú Unibanco Holding S.A.. 35 Itaú Unibanco

Risk and Capital Management – Pillar 3 VaR – Consolidated Itaú Unibanco Consolidated VaR of Itaú Unibanco is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies. (1) VaR - Itaú Unibanco Holding R$ million VaR per Risk Factor Group 09/30/2019 06/30/2019 09/30/2018 Brazilian Interest rates 6 82.0 813.7 720.0 Currencies 2 9.3 12.3 3 2.3 Equities 13.5 26.4 3 7.9 Commodities 1 .5 1 .7 1 .4 Diversification effect (505.9) (524.2) (496.9) Total VaR 220.4 329.9 294.7 Maximum Total VaR of the Quarter 398.3 413.9 476.3 Average Total VaR of the Quarter 305.6 350.2 376.4 Minimum Total VaR of the Quarter 208.7 297.8 294.7 (1) Considers one-day holding period and 99% confidence level. The Total VaR declined from the prior quarter due to a lower exposure to Brazilian interest rates. VaR and Stressed VaR Internal Model – Regulatory Portfolio For its Regulatory Portfolio, Itaú Unibanco uses historical simulation methodology for calculating the VaR and Stressed VaR, with a confidence interval of 99% and a holding period of at least 10-day, depending on the market liquidity of the portfolio. (1) VaR - Itaú Unibanco - Regulatory Portfolio R$ million 09/30/2019 06/30/2019 09/30/2018 VaR per Risk Factor Group VaR Stressed VaR VaR Stressed VaR VaR Stressed VaR Brazilian Interest rates 94.6 1 65.0 5 1.7 101.1 79.5 5 6.5 Currencies 7 0.7 2 92.2 3 1.9 43.4 77.9 8 9.2 Equities 2 5.1 3 6.2 3 9.3 45.3 42.2 40.1 Commodities 4 .0 6 .3 6 .6 9.6 4 .7 3.0 Diversification effect (105.4) (322.5) (80.3) (140.0) (71.9) (85.6) Total VaR 89.0 177.2 49.2 59.4 132.4 103.2 Maximum Total VaR of the Quarter 161.1 321.4 131.4 247.2 262.2 245.7 Average Total VaR of the Quarter 109.9 132.9 72.9 117.8 140.5 140.0 Minimum Total VaR of the Quarter 47.7 39.1 43.0 59.4 81.8 85.5 (1) VaR Historical Simulation approach, holding period of 10 days. Amounts reported consider 99% confidence level. 36 Itaú Unibanco Risk and Capital Management – Pillar 3 VaR – Consolidated Itaú Unibanco Consolidated VaR of Itaú Unibanco is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies. (1) VaR - Itaú Unibanco Holding R$ million VaR per Risk Factor Group 09/30/2019 06/30/2019 09/30/2018 Brazilian Interest rates 6 82.0 813.7 720.0 Currencies 2 9.3 12.3 3 2.3 Equities 13.5 26.4 3 7.9 Commodities 1 .5 1 .7 1 .4 Diversification effect (505.9) (524.2) (496.9) Total VaR 220.4 329.9 294.7 Maximum Total VaR of the Quarter 398.3 413.9 476.3 Average Total VaR of the Quarter 305.6 350.2 376.4 Minimum Total VaR of the Quarter 208.7 297.8 294.7 (1) Considers one-day holding period and 99% confidence level. The Total VaR declined from the prior quarter due to a lower exposure to Brazilian interest rates. VaR and Stressed VaR Internal Model – Regulatory Portfolio For its Regulatory Portfolio, Itaú Unibanco uses historical simulation methodology for calculating the VaR and Stressed VaR, with a confidence interval of 99% and a holding period of at least 10-day, depending on the market liquidity of the portfolio. (1) VaR - Itaú Unibanco - Regulatory Portfolio R$ million 09/30/2019 06/30/2019 09/30/2018 VaR per Risk Factor Group VaR Stressed VaR VaR Stressed VaR VaR Stressed VaR Brazilian Interest rates 94.6 1 65.0 5 1.7 101.1 79.5 5 6.5 Currencies 7 0.7 2 92.2 3 1.9 43.4 77.9 8 9.2 Equities 2 5.1 3 6.2 3 9.3 45.3 42.2 40.1 Commodities 4 .0 6 .3 6 .6 9.6 4 .7 3.0 Diversification effect (105.4) (322.5) (80.3) (140.0) (71.9) (85.6) Total VaR 89.0 177.2 49.2 59.4 132.4 103.2 Maximum Total VaR of the Quarter 161.1 321.4 131.4 247.2 262.2 245.7 Average Total VaR of the Quarter 109.9 132.9 72.9 117.8 140.5 140.0 Minimum Total VaR of the Quarter 47.7 39.1 43.0 59.4 81.8 85.5 (1) VaR Historical Simulation approach, holding period of 10 days. Amounts reported consider 99% confidence level. 36 Itaú Unibanco

Risk and Capital Management – Pillar 3 Stress Testing In addition to using VaR, Itaú Unibanco analyzes the risk in extreme scenarios under a wide range of different stress testings, so as to identify significant losses that could occur in extreme market conditions. This scenarios are based on past crises or on predetermined shocks in the risk factors. One factor that has a major bearing on the test results is the correlation between the assets and the respective risk factors, and this effect is simulated in various ways in the different scenarios tested. In order to identify its greatest risks and to assist in decision-making by the treasury department and by the senior management, the results of the stress tests are assessed by means of risk factors as well as in a consolidated way. Backtesting The effectiveness of the VaR model is validated by the use of backtesting techniques, comparing daily hypothetical and effective results with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the VaR pre- established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence interval, considering a range of 250 business days. Confidence intervals of 97.5% and 95%, and periods of 500 and 750 business days, respectively are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into: • Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models; • Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and • Red (10 or more exceptions): need for improvement actions. The Backtesting presented one exception in relation to the effective and hypothetical results in the period. Pricing of Financial Instruments To price its portfolios, Itaú Unibanco uses, where possible, price quotes seen in financial markets and published by reliable external sources, or, if quotes are not available from specialized sources, estimates from pricing models representing the fair value of its positions. The pricing parameters used by Itaú Unibanco include interest rates, foreign exchange rates, the prices of securities, equities, commodities, derivatives contracts, indices, and volatilities. Prices are calculated by the pricing area, and are independently validated from price information, volatility curves and surfaces (IPV – Independent price validation), to ensure that the information is consistent and accurate. 37 Itaú Unibanco Risk and Capital Management – Pillar 3 Stress Testing In addition to using VaR, Itaú Unibanco analyzes the risk in extreme scenarios under a wide range of different stress testings, so as to identify significant losses that could occur in extreme market conditions. This scenarios are based on past crises or on predetermined shocks in the risk factors. One factor that has a major bearing on the test results is the correlation between the assets and the respective risk factors, and this effect is simulated in various ways in the different scenarios tested. In order to identify its greatest risks and to assist in decision-making by the treasury department and by the senior management, the results of the stress tests are assessed by means of risk factors as well as in a consolidated way. Backtesting The effectiveness of the VaR model is validated by the use of backtesting techniques, comparing daily hypothetical and effective results with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the VaR pre- established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence interval, considering a range of 250 business days. Confidence intervals of 97.5% and 95%, and periods of 500 and 750 business days, respectively are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into: • Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models; • Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and • Red (10 or more exceptions): need for improvement actions. The Backtesting presented one exception in relation to the effective and hypothetical results in the period. Pricing of Financial Instruments To price its portfolios, Itaú Unibanco uses, where possible, price quotes seen in financial markets and published by reliable external sources, or, if quotes are not available from specialized sources, estimates from pricing models representing the fair value of its positions. The pricing parameters used by Itaú Unibanco include interest rates, foreign exchange rates, the prices of securities, equities, commodities, derivatives contracts, indices, and volatilities. Prices are calculated by the pricing area, and are independently validated from price information, volatility curves and surfaces (IPV – Independent price validation), to ensure that the information is consistent and accurate. 37 Itaú Unibanco

Risk and Capital Management – Pillar 3 7 Operational Risk 7.1 Framework and Treatment Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution. Itaú Unibanco internally classifies its risk events in: • Internal fraud; • External fraud; • Labor claims and deficient security in the workplace; • Inadequate practices related to clients, products and services; • Damages to own physical assets or assets in use by Itaú Unibanco; • Interruption of Itaú Unibanco’s activities; • Failures in information technology (IT) systems, processes or infrastructure; • Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco. Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way. The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of the institution’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services. Within the governance of the risk management process, regularly, the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business area executives. In line with CMN Resolution 4,557, the document “Public Report – Integrated Management of Operational Risk /Internal Controls/Compliance”, summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. 7.2 Crisis Management and Business Continuity Itaú Unibanco's Business Continuity Program is designed to anticipate and respond at an acceptable level to events that may interrupt its essential activities. It establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents. The descriptions/characteristics of the existing plans are: • Disaster Recovery: it aims to ensure the availability and integrity of Information Technology resources and communication in the event of a failure in the primary Data Center to maintain the processing of critical systems; • Workplace Contingency: alternative facilities to perform the activities in the event the administrative buildings become unavailable; • Operational Contingency: alternatives to carry out critical processes whether they are systemic, procedural or emergency responses. In order to assess the efficiency of the contingency actions in the face of the interruption scenarios described in the plans and identify improvement points, tests are carried out at intervals that vary according to the plan, at least once a year. In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to assess the institution: 38 Itaú Unibanco Risk and Capital Management – Pillar 3 7 Operational Risk 7.1 Framework and Treatment Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution. Itaú Unibanco internally classifies its risk events in: • Internal fraud; • External fraud; • Labor claims and deficient security in the workplace; • Inadequate practices related to clients, products and services; • Damages to own physical assets or assets in use by Itaú Unibanco; • Interruption of Itaú Unibanco’s activities; • Failures in information technology (IT) systems, processes or infrastructure; • Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco. Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way. The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of the institution’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services. Within the governance of the risk management process, regularly, the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business area executives. In line with CMN Resolution 4,557, the document “Public Report – Integrated Management of Operational Risk /Internal Controls/Compliance”, summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. 7.2 Crisis Management and Business Continuity Itaú Unibanco's Business Continuity Program is designed to anticipate and respond at an acceptable level to events that may interrupt its essential activities. It establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents. The descriptions/characteristics of the existing plans are: • Disaster Recovery: it aims to ensure the availability and integrity of Information Technology resources and communication in the event of a failure in the primary Data Center to maintain the processing of critical systems; • Workplace Contingency: alternative facilities to perform the activities in the event the administrative buildings become unavailable; • Operational Contingency: alternatives to carry out critical processes whether they are systemic, procedural or emergency responses. In order to assess the efficiency of the contingency actions in the face of the interruption scenarios described in the plans and identify improvement points, tests are carried out at intervals that vary according to the plan, at least once a year. In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to assess the institution: 38 Itaú Unibanco

Risk and Capital Management – Pillar 3 − Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. − Threats and Vulnerabilities Analysis (AVA): identification of threats near to Itaú Unibanco’s buildings. In addition, the institution has a Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructure/operational (including information technology) or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco's processes with its employees, clients, strategic partners and regulators, with timely and integrated responses. 7.3 Independent Validation of Risk Models Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent. The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674. The validation stages include: • Verification of mathematical and theoretical development of the models; • Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical; • When applicable, comparison with alternative models and international benchmarks; • Histhorical Backtesting of the model; • The correct implementation of the models in the systems used. Additionally, the validation area assesses the stress testing program. The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion. 39 Itaú Unibanco Risk and Capital Management – Pillar 3 − Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. − Threats and Vulnerabilities Analysis (AVA): identification of threats near to Itaú Unibanco’s buildings. In addition, the institution has a Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructure/operational (including information technology) or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco's processes with its employees, clients, strategic partners and regulators, with timely and integrated responses. 7.3 Independent Validation of Risk Models Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent. The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674. The validation stages include: • Verification of mathematical and theoretical development of the models; • Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical; • When applicable, comparison with alternative models and international benchmarks; • Histhorical Backtesting of the model; • The correct implementation of the models in the systems used. Additionally, the validation area assesses the stress testing program. The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion. 39 Itaú Unibanco

Risk and Capital Management – Pillar 3 8 Liquidity Risk 8.1 Framework and Treatment Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses. Liquidity risk control is carried out by an area that is independent of the business areas, and which is responsible for defining the composition of the reserve, estimating cash flow and exposure to liquidity risk over different time horizons, and monitoring the minimum limits for absorbing losses in stress scenarios in the countries where Itaú Unibanco operates. All activities are subject to assessment by the independent validation, internal controls and audit departments. Additionally, and pursuant to the requirements of CMN Resolutions 4,090 and BACEN Circular 3,749, Itaú Unibanco makes monthly delivery of its Liquidity Risk Statements (DLR) to BACEN and the following items are regularly prepared and submitted to the senior management for monitoring and decision support: • Different scenarios for liquidity projections; • Contingency plans for crisis situations; • Reports and charts to enable monitoring risk positions; • Assessment of funding costs and alternatives; • Tracking the sort of funding sources through a continuous control of funding sources considering counterparty type, maturity and other aspects. The document that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. 8.2 Liquidity Coverage Ratio (LCR) The Liquidity Coverage Ratio (LCR), which is calculated as required by BACEN, in line with the Basel international standard, is defined as follows: �������� ������ = ���������������� – ������ (�������������� ; ���� % �� ���������������� ) �� �� �� • HQLA – High Quality Liquid Assets = correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk; • Outflowss = total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749; • Inflowss = total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749. According to the instructions in BACEN Circular 3,775, banks with total assets exceeding R$100 billion have since October 2015 been required to submit a monthly Prudential Conglomerate LCR to BACEN. This indicator is subject to a progressive minimum regulatory requirement, as presented below. Schedule for limits to be observed (1) 2018 2019 Liquidity Coverage Ratio (LCR) 90% 100% (1) Mininum requirement valid from 1 January, 2019 onwards. 40 Itaú Unibanco Risk and Capital Management – Pillar 3 8 Liquidity Risk 8.1 Framework and Treatment Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses. Liquidity risk control is carried out by an area that is independent of the business areas, and which is responsible for defining the composition of the reserve, estimating cash flow and exposure to liquidity risk over different time horizons, and monitoring the minimum limits for absorbing losses in stress scenarios in the countries where Itaú Unibanco operates. All activities are subject to assessment by the independent validation, internal controls and audit departments. Additionally, and pursuant to the requirements of CMN Resolutions 4,090 and BACEN Circular 3,749, Itaú Unibanco makes monthly delivery of its Liquidity Risk Statements (DLR) to BACEN and the following items are regularly prepared and submitted to the senior management for monitoring and decision support: • Different scenarios for liquidity projections; • Contingency plans for crisis situations; • Reports and charts to enable monitoring risk positions; • Assessment of funding costs and alternatives; • Tracking the sort of funding sources through a continuous control of funding sources considering counterparty type, maturity and other aspects. The document that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. 8.2 Liquidity Coverage Ratio (LCR) The Liquidity Coverage Ratio (LCR), which is calculated as required by BACEN, in line with the Basel international standard, is defined as follows: �������� ������ = ���������������� – ������ (�������������� ; ���� % �� ���������������� ) �� �� �� • HQLA – High Quality Liquid Assets = correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk; • Outflowss = total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749; • Inflowss = total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749. According to the instructions in BACEN Circular 3,775, banks with total assets exceeding R$100 billion have since October 2015 been required to submit a monthly Prudential Conglomerate LCR to BACEN. This indicator is subject to a progressive minimum regulatory requirement, as presented below. Schedule for limits to be observed (1) 2018 2019 Liquidity Coverage Ratio (LCR) 90% 100% (1) Mininum requirement valid from 1 January, 2019 onwards. 40 Itaú Unibanco

Risk and Capital Management – Pillar 3 Information on the Liquidity Coverage Ratio (LCR) R$ thousand 3rd quarter 2019 ¹ 2nd quarter 2019 ² 3rd quarter 2018 ³ Total Unweighted Total Weighted Total Unweighted Total Weighted Total Unweighted Total Weighted (4) (5) (4) (5) (4) (5) Value (average) Value (average) Value (average) Value (average) Value (average) Value (average) High Quality Liquid Assets (HQLA) 1 Total High Quality Liquid Assets (HQLA) - 152,914,162 157,473,705 179,507,182 (6) Cash outflows - Retail deposits and deposits from small business customers, of 2 270,539,589 23,165,400 272,758,451 23,945,425 271,310,918 24,337,896 which: 3 Stable deposits 151,649,019 7,582,451 147,671,997 7,383,600 138,404,574 6,920,229 4 Less stable deposits 118,890,570 15,582,949 125,086,454 16,561,825 132,906,344 17,417,668 5 Unsecured wholesale funding, of which: 161,013,050 72,650,961 151,405,510 68,551,200 152,796,965 69,308,090 Operational deposits (all counterparties) and deposits in 6 1,160,065 58,003 1,747,406 87,370 2,151,928 107,601 networks of cooperative banks 7 Non-operational deposits (all counterparties) 158,297,564 71,037,536 148,900,841 67,706,567 149,175,965 67,731,417 8 Unsecured debt 1,555,421 1,555,421 757,263 757,263 1,469,073 1,469,073 9 Secured wholesale funding - 9,676,950 8,986,657 5,740,085 10 Additional requirements, of which: 240,080,908 30,086,436 232,476,205 28,735,069 222,339,528 29,595,362 Outflows related to derivative exposure and other collateral 11 32,507,267 15,199,248 28,795,838 13,247,048 23,571,941 11,775,921 requirements 12 Outflows related to loss of funding on debt products 1,186,913 1,186,913 1,644,233 1,644,233 3,880,923 3,880,923 13 Credit and liquidity facilities 206,386,728 13,700,275 202,036,134 13,843,787 194,886,663 13,938,517 14 Other contractual funding obligations 61,569,911 61,569,911 58,135,317 58,135,317 58,243,800 58,243,800 15 Other contingent funding obligations 82,633,326 10,214,205 82,906,636 11,003,989 91,159,671 11,581,524 16 Total cash outflows - 207,363,863 199,357,656 198,806,757 (6) Cash inflows #N/D 17 Secured lending 161,229,812 242,561 176,742,445 242,572 179,692,316 368,834 18 Inflows from fully performing exposures 29,656,601 17,750,448 31,192,510 19,273,394 27,471,300 16,523,696 19 Other cash inflows 100,517,145 88,728,917 97,149,929 85,648,141 87,515,098 76,856,387 20 Total cash inflows 291,403,558 106,721,926 305,084,883 105,164,107 294,678,715 93,748,917 (7) (7) (7) Adjusted Total Adjusted Total Adjusted Total 21 Total HQLA 152,914,162 157,473,705 179,507,182 22 Total net cash outflows 100,641,937 94,193,549 105,057,841 23 LCR (%) 151.9% 167.2% 170.9% (1) It corresponds to 62 daily average observations. (2) It corresponds to 61 daily average observations. (3) It corresponds to 63 daily average observations. (4) Total balance of the cash inflows or outflows. (5) After application of weighting factors. (6) Potential cash outflows (Outflows ) and inflows (Inflows ). e e (7) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749. The table shows that Itaú Unibanco has an average LCR of 151.9% in the quarter, leading to the conclusion that the institution comfortably has sufficient liquid assets to endure more than 30 days in a period of idiosyncratic or systemic liquidity stress, as set forth by the metrics. 8.3 Net Stable Funding Ratio (NSFR) The Net Stable Funding Ratio (NSFR), the calculation of which is established by the BACEN and in line with the Basel international guidelines, is defined as follows: ������������������ ������������ �������������� (������ ) = ���������������� ������������ �������������� (������ ) • ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, as provided for in BACEN Circular 3,869; • RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, as provided for in BACEN Circular 3,869. 41 Itaú Unibanco �������� Risk and Capital Management – Pillar 3 Information on the Liquidity Coverage Ratio (LCR) R$ thousand 3rd quarter 2019 ¹ 2nd quarter 2019 ² 3rd quarter 2018 ³ Total Unweighted Total Weighted Total Unweighted Total Weighted Total Unweighted Total Weighted (4) (5) (4) (5) (4) (5) Value (average) Value (average) Value (average) Value (average) Value (average) Value (average) High Quality Liquid Assets (HQLA) 1 Total High Quality Liquid Assets (HQLA) - 152,914,162 157,473,705 179,507,182 (6) Cash outflows - Retail deposits and deposits from small business customers, of 2 270,539,589 23,165,400 272,758,451 23,945,425 271,310,918 24,337,896 which: 3 Stable deposits 151,649,019 7,582,451 147,671,997 7,383,600 138,404,574 6,920,229 4 Less stable deposits 118,890,570 15,582,949 125,086,454 16,561,825 132,906,344 17,417,668 5 Unsecured wholesale funding, of which: 161,013,050 72,650,961 151,405,510 68,551,200 152,796,965 69,308,090 Operational deposits (all counterparties) and deposits in 6 1,160,065 58,003 1,747,406 87,370 2,151,928 107,601 networks of cooperative banks 7 Non-operational deposits (all counterparties) 158,297,564 71,037,536 148,900,841 67,706,567 149,175,965 67,731,417 8 Unsecured debt 1,555,421 1,555,421 757,263 757,263 1,469,073 1,469,073 9 Secured wholesale funding - 9,676,950 8,986,657 5,740,085 10 Additional requirements, of which: 240,080,908 30,086,436 232,476,205 28,735,069 222,339,528 29,595,362 Outflows related to derivative exposure and other collateral 11 32,507,267 15,199,248 28,795,838 13,247,048 23,571,941 11,775,921 requirements 12 Outflows related to loss of funding on debt products 1,186,913 1,186,913 1,644,233 1,644,233 3,880,923 3,880,923 13 Credit and liquidity facilities 206,386,728 13,700,275 202,036,134 13,843,787 194,886,663 13,938,517 14 Other contractual funding obligations 61,569,911 61,569,911 58,135,317 58,135,317 58,243,800 58,243,800 15 Other contingent funding obligations 82,633,326 10,214,205 82,906,636 11,003,989 91,159,671 11,581,524 16 Total cash outflows - 207,363,863 199,357,656 198,806,757 (6) Cash inflows #N/D 17 Secured lending 161,229,812 242,561 176,742,445 242,572 179,692,316 368,834 18 Inflows from fully performing exposures 29,656,601 17,750,448 31,192,510 19,273,394 27,471,300 16,523,696 19 Other cash inflows 100,517,145 88,728,917 97,149,929 85,648,141 87,515,098 76,856,387 20 Total cash inflows 291,403,558 106,721,926 305,084,883 105,164,107 294,678,715 93,748,917 (7) (7) (7) Adjusted Total Adjusted Total Adjusted Total 21 Total HQLA 152,914,162 157,473,705 179,507,182 22 Total net cash outflows 100,641,937 94,193,549 105,057,841 23 LCR (%) 151.9% 167.2% 170.9% (1) It corresponds to 62 daily average observations. (2) It corresponds to 61 daily average observations. (3) It corresponds to 63 daily average observations. (4) Total balance of the cash inflows or outflows. (5) After application of weighting factors. (6) Potential cash outflows (Outflows ) and inflows (Inflows ). e e (7) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749. The table shows that Itaú Unibanco has an average LCR of 151.9% in the quarter, leading to the conclusion that the institution comfortably has sufficient liquid assets to endure more than 30 days in a period of idiosyncratic or systemic liquidity stress, as set forth by the metrics. 8.3 Net Stable Funding Ratio (NSFR) The Net Stable Funding Ratio (NSFR), the calculation of which is established by the BACEN and in line with the Basel international guidelines, is defined as follows: ������������������ ������������ �������������� (������ ) = ���������������� ������������ �������������� (������ ) • ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, as provided for in BACEN Circular 3,869; • RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, as provided for in BACEN Circular 3,869. 41 Itaú Unibanco ��������

Risk and Capital Management – Pillar 3 Information on the Net Stable Funding Ratio (NSFR) R$ thousand 09/30/2019 Value per residual effective maturity term (R$ thousand) Greater than or Weighted equal to six Greater than or (2) Lower than six Value (1) months, and equal to 1 No Maturity (1) months (R$ thousand) (1) lower than 1 year (1) year (3) Available Stable Funding (AFS) 1 Capital - - - 185,073,922 185,073,922 2 Reference Equity, gross of regulatory deductions - - - 140,274,852 140,274,852 3 Other capital instruments not included in line 2 - - - 44,799,071 44,799,071 4 Retail Funding 139,166,683 153,995,077 6,630,752 9,571,163 287,271,609 5 Stable Funding 99,889,994 57,106,059 747,638 231,740 150,088,247 6 Less Stable Funding 39,276,689 96,889,018 5,883,114 9,339,423 137,183,362 7 Wholesale Funding 33,214,914 495,964,153 59,444,787 98,362,450 222,788,923 8 Operational deposits and deposits of member cooperatives 2,894,618 - - - 1,447,309 9 Other Wholesale Funding 30,320,297 495,964,153 59,444,787 98,362,450 221,341,614 Operations in which the institution acts exclusively as intermediary, not undertaking any 10 - 74,914,829 3,620,945 - - rights or obligations, even if contingent 11 Other liabilities, in which: 88,699,551 154,942,899 153,207 4,786,427 4,863,030 12 Derivatives whose replacement values are lower than zero - 26,892,817 - - - 13 Other liability or equity elements not included above 88,699,551 128,050,082 153,207 4,786,427 4,863,030 14 Total Available Stable Funding (ASF) 261,081,149 879,816,958 69,849,691 297,793,962 699,997,484 (3) Required Stable Funding (RSF) 15 Total NSFR high-quality liquid assets (HQLA) 119,971,241 139,234,392 29,853 22,422,102 13,088,970 16 Operational deposits held at other financial institutions - - - - - 17 Performing loans and securities (financial institutions, corporates and central banks) - 409,765,699 84,552,447 319,599,453 394,577,049 18 Performing loans to financial institutions secured by Level 1 HQLA - 14,194,649 - - 1,419,465 Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured 19 - 26,985,967 4,842,584 17,858,614 24,327,801 performing loans to financial institutions Performing loans to non-financial corporate clients, loans to retail and small business 20 - 354,691,837 64,916,103 171,329,192 249,524,827 customers, and loans to sovereigns, central banks, of which: With a risk weight of less than or equal to 35%, approach for credit risk, according to 21 - - - - - Circular 3,644. 22 Performing residential mortgages, of which: - 5,739,018 4,987,567 67,933,161 55,573,628 23 Which are in accordance to Circular 3,644, 2013, art. 22 - - - 43,203,098 28,955,194 Securities that are not in default and do not qualify as HQLA, including exchange- 24 - 8,154,228 9,806,193 62,478,487 63,731,329 traded equities Operations in which the institution acts exclusively as intermediary, not undertaking any 25 - 95,908,785 10,139,417 648,305 - rights or obligations, even if contingent 26 Other assets, in which: 5,759,939 202,411,164 7,428,455 100,744,240 171,997,511 Transactions with gold and commodities, including those with expected physical 27 - - - - - settlement Assets posted as initial margin for derivatives contracts and participation in mutual 28 guarantee funds of clearinghouses or providers of clearing and settlement services - - - 23,188,979 19,710,632 which acts as central counterparty. 29 Derivatives whose replacement values are higher than or equal to zero - - - 28,832,296 1,939,478 Derivatives whose replacement values are less than zero, gross of the deduction of any 30 - - - 1,344,641 1,344,641 collateral provided as a result of deposit of variation margin 31 All other assets not included in the above categories 5,759,939 202,411,164 7,428,455 47,378,325 149,331,560 32 Off-balance sheet transactions 390,638,217 - - - 16,279,813 33 Total Required Stable Funding (RSF) 516,369,397 847,320,039 102,150,171 443,414,101 595,943,343 Total Adjusted (4) Value Total Available Stable Funding (ASF) 699,997,484 Total Required Stable Funding (RSF) 595,943,343 34 NSFR (%) 117.5% (1) This is the total balance of the available stable funding (ASF) or required stable funding (RSF). (2) Corresponds to the amount after application of weighting factors. (3) Corresponds to available stable funding (ASF) or required stable funding (RSF). (4) Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3.869. NSFR Comparative R$ Thousand 09/30/2019 06/30/2019 Total Adjusted Total Adjusted (1) (1) Value Value Total Available Stable Funding (ASF) 699,997,484 684,688,535 Total Required Stable Funding (RSF) 595,943,343 565,158,476 NSFR (%) 117.5% 121.1% (1) Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3,869. 42 Itaú Unibanco Risk and Capital Management – Pillar 3 Information on the Net Stable Funding Ratio (NSFR) R$ thousand 09/30/2019 Value per residual effective maturity term (R$ thousand) Greater than or Weighted equal to six Greater than or (2) Lower than six Value (1) months, and equal to 1 No Maturity (1) months (R$ thousand) (1) lower than 1 year (1) year (3) Available Stable Funding (AFS) 1 Capital - - - 185,073,922 185,073,922 2 Reference Equity, gross of regulatory deductions - - - 140,274,852 140,274,852 3 Other capital instruments not included in line 2 - - - 44,799,071 44,799,071 4 Retail Funding 139,166,683 153,995,077 6,630,752 9,571,163 287,271,609 5 Stable Funding 99,889,994 57,106,059 747,638 231,740 150,088,247 6 Less Stable Funding 39,276,689 96,889,018 5,883,114 9,339,423 137,183,362 7 Wholesale Funding 33,214,914 495,964,153 59,444,787 98,362,450 222,788,923 8 Operational deposits and deposits of member cooperatives 2,894,618 - - - 1,447,309 9 Other Wholesale Funding 30,320,297 495,964,153 59,444,787 98,362,450 221,341,614 Operations in which the institution acts exclusively as intermediary, not undertaking any 10 - 74,914,829 3,620,945 - - rights or obligations, even if contingent 11 Other liabilities, in which: 88,699,551 154,942,899 153,207 4,786,427 4,863,030 12 Derivatives whose replacement values are lower than zero - 26,892,817 - - - 13 Other liability or equity elements not included above 88,699,551 128,050,082 153,207 4,786,427 4,863,030 14 Total Available Stable Funding (ASF) 261,081,149 879,816,958 69,849,691 297,793,962 699,997,484 (3) Required Stable Funding (RSF) 15 Total NSFR high-quality liquid assets (HQLA) 119,971,241 139,234,392 29,853 22,422,102 13,088,970 16 Operational deposits held at other financial institutions - - - - - 17 Performing loans and securities (financial institutions, corporates and central banks) - 409,765,699 84,552,447 319,599,453 394,577,049 18 Performing loans to financial institutions secured by Level 1 HQLA - 14,194,649 - - 1,419,465 Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured 19 - 26,985,967 4,842,584 17,858,614 24,327,801 performing loans to financial institutions Performing loans to non-financial corporate clients, loans to retail and small business 20 - 354,691,837 64,916,103 171,329,192 249,524,827 customers, and loans to sovereigns, central banks, of which: With a risk weight of less than or equal to 35%, approach for credit risk, according to 21 - - - - - Circular 3,644. 22 Performing residential mortgages, of which: - 5,739,018 4,987,567 67,933,161 55,573,628 23 Which are in accordance to Circular 3,644, 2013, art. 22 - - - 43,203,098 28,955,194 Securities that are not in default and do not qualify as HQLA, including exchange- 24 - 8,154,228 9,806,193 62,478,487 63,731,329 traded equities Operations in which the institution acts exclusively as intermediary, not undertaking any 25 - 95,908,785 10,139,417 648,305 - rights or obligations, even if contingent 26 Other assets, in which: 5,759,939 202,411,164 7,428,455 100,744,240 171,997,511 Transactions with gold and commodities, including those with expected physical 27 - - - - - settlement Assets posted as initial margin for derivatives contracts and participation in mutual 28 guarantee funds of clearinghouses or providers of clearing and settlement services - - - 23,188,979 19,710,632 which acts as central counterparty. 29 Derivatives whose replacement values are higher than or equal to zero - - - 28,832,296 1,939,478 Derivatives whose replacement values are less than zero, gross of the deduction of any 30 - - - 1,344,641 1,344,641 collateral provided as a result of deposit of variation margin 31 All other assets not included in the above categories 5,759,939 202,411,164 7,428,455 47,378,325 149,331,560 32 Off-balance sheet transactions 390,638,217 - - - 16,279,813 33 Total Required Stable Funding (RSF) 516,369,397 847,320,039 102,150,171 443,414,101 595,943,343 Total Adjusted (4) Value Total Available Stable Funding (ASF) 699,997,484 Total Required Stable Funding (RSF) 595,943,343 34 NSFR (%) 117.5% (1) This is the total balance of the available stable funding (ASF) or required stable funding (RSF). (2) Corresponds to the amount after application of weighting factors. (3) Corresponds to available stable funding (ASF) or required stable funding (RSF). (4) Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3.869. NSFR Comparative R$ Thousand 09/30/2019 06/30/2019 Total Adjusted Total Adjusted (1) (1) Value Value Total Available Stable Funding (ASF) 699,997,484 684,688,535 Total Required Stable Funding (RSF) 595,943,343 565,158,476 NSFR (%) 117.5% 121.1% (1) Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3,869. 42 Itaú Unibanco

Risk and Capital Management – Pillar 3 rd Itaú Unibanco’s Available Stable Funding (ASF) amounted to R$ 700.0 billion in the 3 quarter, mainly due to Capital and rd Retail and Wholesale Funding. Required Stable Funding (RSF), in turn, amounted to R$ 595.9 billion in the 3 quarter, particularly due to Loans and financing awarded to wholesale and retail customers, central governments and transactions with central Banks. The table shows that the NSFR was 117.5% at the closing of the quarter, above to the requirement of 100%. Thus, the institution counts on sufficient available stable funds to support the stable funds required in the long term, according to the metrics. 43 Itaú Unibanco Risk and Capital Management – Pillar 3 rd Itaú Unibanco’s Available Stable Funding (ASF) amounted to R$ 700.0 billion in the 3 quarter, mainly due to Capital and rd Retail and Wholesale Funding. Required Stable Funding (RSF), in turn, amounted to R$ 595.9 billion in the 3 quarter, particularly due to Loans and financing awarded to wholesale and retail customers, central governments and transactions with central Banks. The table shows that the NSFR was 117.5% at the closing of the quarter, above to the requirement of 100%. Thus, the institution counts on sufficient available stable funds to support the stable funds required in the long term, according to the metrics. 43 Itaú Unibanco

Risk and Capital Management – Pillar 3 9 Other Risks Insurance products, pension plans and premium bonds risks Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters. • Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions; • Market Risk; • Credit Risk; • Operational risk; • Liquidity risk in insurance operations. In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums. The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk. The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. Social and Environmental Risk Itaú Unibanco understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities. Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in Itaú Unibanco. The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a specialized assessment of legal and risks control area. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in the new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to Itaú Unibanco activities. Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always attentive to the challenges so as to monitor the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco’s internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded. Regulatory and Compliance Risk Regulatory and Compliance risk is the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. This risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements. 44 Itaú Unibanco Risk and Capital Management – Pillar 3 9 Other Risks Insurance products, pension plans and premium bonds risks Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters. • Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions; • Market Risk; • Credit Risk; • Operational risk; • Liquidity risk in insurance operations. In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums. The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk. The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. Social and Environmental Risk Itaú Unibanco understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities. Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in Itaú Unibanco. The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a specialized assessment of legal and risks control area. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in the new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to Itaú Unibanco activities. Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always attentive to the challenges so as to monitor the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco’s internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded. Regulatory and Compliance Risk Regulatory and Compliance risk is the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. This risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements. 44 Itaú Unibanco

Risk and Capital Management – Pillar 3 Itaú Unibanco has a structured flow for addressing rules, which involves several areas, covering the stages of recognition and researches, distribution of regulatory environment changes and the monitoring of action plans for regulatory compliance, all of which are established in internal policies. This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies. Model Risk The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model. The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others. Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has improved its governance in relation to its development and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks. Reputational Risk Itaú Unibanco understands reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources. The institution believes that its reputation is extremely important for achieving its long-term goals and this is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders. Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption. Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, in which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, location, disposition, ownership and movement of goods and money derived, directly or indirectly, from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations and cooperation with police and judicial authorities. It is also continuously with local and international best practices for preventing and fighting against illegal acts, through investing and training employees. In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars: 45 Itaú Unibanco Risk and Capital Management – Pillar 3 Itaú Unibanco has a structured flow for addressing rules, which involves several areas, covering the stages of recognition and researches, distribution of regulatory environment changes and the monitoring of action plans for regulatory compliance, all of which are established in internal policies. This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies. Model Risk The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model. The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others. Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has improved its governance in relation to its development and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks. Reputational Risk Itaú Unibanco understands reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources. The institution believes that its reputation is extremely important for achieving its long-term goals and this is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders. Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption. Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, in which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, location, disposition, ownership and movement of goods and money derived, directly or indirectly, from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations and cooperation with police and judicial authorities. It is also continuously with local and international best practices for preventing and fighting against illegal acts, through investing and training employees. In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars: 45 Itaú Unibanco

Risk and Capital Management – Pillar 3 • Client Identification Process; • Know Your Client (KYC) Process; • Know Your Partner (KYP) Process; • Know Your Supplier (KYS) Process; • Know Your Employee (KYE) Process; • Assessment of New Products and Services; • Monitoring of Transactions; • Reporting Suspicious Transactions to the Regulatory Bodies; and • Training and Awareness Raising. This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. The preventing and combating unlawful acts governance is carried out by the Board of Directors, Audit Committee, Operational Risk Committee and Anti-Money Laundering Committees. The document that presents the guidelines established in the corporate program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy for Prevention and Fight Against Illegal Acts. In addition, Itaú Unibanco has been developing various data analysis models to improve customer risk classification, transaction monitoring and KYC methodology to provide greater accuracy in its analysis and to decrease false-positives. Itaú Unibanco has also been innovating its modeling solutions using new methods based on machine learning techniques to identify potentially suspicious activities. Moreover, Itaú Unibanco is committed to protecting corporate information and ensuring client and general public privacy in any transactions. To this end, it has a Corporate Information Security Policy and Cyber Secutity and has a monitoring process and a control structure that covers technology, business areas and international units, adhering to principal regulatory bodies and external audits, and best market practices and certifications. Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, the monitoring of operations and thus minimization of the risk of a security incident. The Corporate Information Security and Cyber Security Policy can be viewed on the website www.itau.com.br/investor- relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy on Information Security and Cyber Security. Country Risk The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country in question. Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure, including: (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits. Business and Strategy Risk Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment. Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the ARF in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budget process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks. 46 Itaú Unibanco Risk and Capital Management – Pillar 3 • Client Identification Process; • Know Your Client (KYC) Process; • Know Your Partner (KYP) Process; • Know Your Supplier (KYS) Process; • Know Your Employee (KYE) Process; • Assessment of New Products and Services; • Monitoring of Transactions; • Reporting Suspicious Transactions to the Regulatory Bodies; and • Training and Awareness Raising. This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. The preventing and combating unlawful acts governance is carried out by the Board of Directors, Audit Committee, Operational Risk Committee and Anti-Money Laundering Committees. The document that presents the guidelines established in the corporate program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy for Prevention and Fight Against Illegal Acts. In addition, Itaú Unibanco has been developing various data analysis models to improve customer risk classification, transaction monitoring and KYC methodology to provide greater accuracy in its analysis and to decrease false-positives. Itaú Unibanco has also been innovating its modeling solutions using new methods based on machine learning techniques to identify potentially suspicious activities. Moreover, Itaú Unibanco is committed to protecting corporate information and ensuring client and general public privacy in any transactions. To this end, it has a Corporate Information Security Policy and Cyber Secutity and has a monitoring process and a control structure that covers technology, business areas and international units, adhering to principal regulatory bodies and external audits, and best market practices and certifications. Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, the monitoring of operations and thus minimization of the risk of a security incident. The Corporate Information Security and Cyber Security Policy can be viewed on the website www.itau.com.br/investor- relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy on Information Security and Cyber Security. Country Risk The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country in question. Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure, including: (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits. Business and Strategy Risk Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment. Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the ARF in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budget process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks. 46 Itaú Unibanco

Risk and Capital Management – Pillar 3 10 Appendix I 09/30/2019 Breakdown of the Referential Equity and Information on its adequacy Value Temporary Treatment Balance (R$ Thousand) (R$ Thousand) Sheet Reference Common Equity Tier I: instruments and reserves 1 Instruments Eligible for the Common Equity Tier I 97,148,000 - (k) (l) 2 Revenue reserves 28,857,010 - 3 1,070,727 - (m) Other revenue and other reserve Instruments that are authorized to compose the Common Equity Tier I before Resolution No. 4 4,192 of 2013 comes into effect Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from 5 (j) 1 2,328,950 - 1 the Common Equity Tier I 6 Common Equity Tier I before prudential adjustments 1 39,404,687 - Common Equity Tier I: prudential adjustments - 7 Prudential adjustments related to the pricing of financial instruments 220,626 - 8 Goodwill paid upon the acquisition of investments based on the expectation of future profitability 6 ,142,661 - (e) 9 (h) / (i) Intangible assets 8,000,627 - Tax credits arising from income tax losses and social contribution tax loss carryfowards and those 10 originating from this contribution related to determination periods ended until December 31, 4 ,610,536 - (b) 2 1998 Adjustments related to the market value of derivative financial instruments used to hedge the 11 (1,793,721) - cash flows of protected items whose mark-to-market adjustments are not recorded in the books. Downward difference between the amount recognized as a provision and the expected loss for 12 - - institutions using the IRB 13 Gains arising from securitization operations Gains or losses arising from the impact of changes on the credit risk of the institution on the fair 14 value assessment of liability items 15 (d) Actuarial assets related to defined benefit pension funds - - Shares or other instruments issued by the bank authorized to compose the Common Equity Tier I, 16 1,306,923 - (n) acquired directly, indirectly or synthetically 17 Investments crossed with instruments eligible for the Common Equity Tier I Added value of investments lower than 10% of the capital of companies that are similar to non- consolidated financial institutions, insurance companies, reinsurance companies, capitalization 18 - - companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific deductions. Investments higher than 10% of the capital of companies that are similar to non-consolidated 19 financial institutions, insurance companies, reinsurance companies, capitalization companies and - - sponsored pension fund entities 20 Mortgage servicing rights Tax credits arising from temporary differences that depend on the generation of income or future 21 taxable income for their realization, above the limit of 10% of the Common Equity Tier I, - - disregarding specific deductions 22 Amount that exceeds 15% of the Common Equity Tier I 7,681,750 - of which: arising from investments in the capital of companies that are similar to non-consolidated 23 financial institutions, insurance companies, reinsurance companies, capitalization companies and 5,527,458 - open ended pension entities 24 of which: arising from mortgage servicing rights of which: arising from tax credits resulting from temporary differences that depend on the 25 2 ,154,292 - 2 generation of income or future taxable income for their realization 26 National regulatory adjustments - - 26.a Deferred permanent assets - - (g) Investment in dependence, financial institution abroad or non-financial entity that is part of the 26.b - - conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents Funding instruments eligible for the Common Equity Tier I issued by an institution that is 26.c authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that - - are not part of the conglomerate 26.d Increase of unauthorized capital - - 26.e - - Excess of the amount adjusted of Common Equity Tier I 26.f Deposit to cover capital deficiency - - (i) 26.g Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect - - 26.h Excess of resources invested on permanent assets - - 26.i PR emphasis - - Other residual differences concerning the Common Equity Tier I calculation methodology for 26.j - - regulatory purposes Regulatory adjustments applied to the Common Equity Tier I due to the Insufficiency of Additional 27 - - Capital Tier I and Tier II to cover deductions 28 Total regulatory deductions from the Common Equity Tier I 2 6,169,402 - 29 Common Equity Tier I 113,235,285 - 1 - Considers prudential adjustments corresponding to deduction of non-controlling interest. 2 - Considers the deduction of deferred tax liabilities. 47 Itaú Unibanco Risk and Capital Management – Pillar 3 10 Appendix I 09/30/2019 Breakdown of the Referential Equity and Information on its adequacy Value Temporary Treatment Balance (R$ Thousand) (R$ Thousand) Sheet Reference Common Equity Tier I: instruments and reserves 1 Instruments Eligible for the Common Equity Tier I 97,148,000 - (k) (l) 2 Revenue reserves 28,857,010 - 3 1,070,727 - (m) Other revenue and other reserve Instruments that are authorized to compose the Common Equity Tier I before Resolution No. 4 4,192 of 2013 comes into effect Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from 5 (j) 1 2,328,950 - 1 the Common Equity Tier I 6 Common Equity Tier I before prudential adjustments 1 39,404,687 - Common Equity Tier I: prudential adjustments - 7 Prudential adjustments related to the pricing of financial instruments 220,626 - 8 Goodwill paid upon the acquisition of investments based on the expectation of future profitability 6 ,142,661 - (e) 9 (h) / (i) Intangible assets 8,000,627 - Tax credits arising from income tax losses and social contribution tax loss carryfowards and those 10 originating from this contribution related to determination periods ended until December 31, 4 ,610,536 - (b) 2 1998 Adjustments related to the market value of derivative financial instruments used to hedge the 11 (1,793,721) - cash flows of protected items whose mark-to-market adjustments are not recorded in the books. Downward difference between the amount recognized as a provision and the expected loss for 12 - - institutions using the IRB 13 Gains arising from securitization operations Gains or losses arising from the impact of changes on the credit risk of the institution on the fair 14 value assessment of liability items 15 (d) Actuarial assets related to defined benefit pension funds - - Shares or other instruments issued by the bank authorized to compose the Common Equity Tier I, 16 1,306,923 - (n) acquired directly, indirectly or synthetically 17 Investments crossed with instruments eligible for the Common Equity Tier I Added value of investments lower than 10% of the capital of companies that are similar to non- consolidated financial institutions, insurance companies, reinsurance companies, capitalization 18 - - companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific deductions. Investments higher than 10% of the capital of companies that are similar to non-consolidated 19 financial institutions, insurance companies, reinsurance companies, capitalization companies and - - sponsored pension fund entities 20 Mortgage servicing rights Tax credits arising from temporary differences that depend on the generation of income or future 21 taxable income for their realization, above the limit of 10% of the Common Equity Tier I, - - disregarding specific deductions 22 Amount that exceeds 15% of the Common Equity Tier I 7,681,750 - of which: arising from investments in the capital of companies that are similar to non-consolidated 23 financial institutions, insurance companies, reinsurance companies, capitalization companies and 5,527,458 - open ended pension entities 24 of which: arising from mortgage servicing rights of which: arising from tax credits resulting from temporary differences that depend on the 25 2 ,154,292 - 2 generation of income or future taxable income for their realization 26 National regulatory adjustments - - 26.a Deferred permanent assets - - (g) Investment in dependence, financial institution abroad or non-financial entity that is part of the 26.b - - conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents Funding instruments eligible for the Common Equity Tier I issued by an institution that is 26.c authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that - - are not part of the conglomerate 26.d Increase of unauthorized capital - - 26.e - - Excess of the amount adjusted of Common Equity Tier I 26.f Deposit to cover capital deficiency - - (i) 26.g Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect - - 26.h Excess of resources invested on permanent assets - - 26.i PR emphasis - - Other residual differences concerning the Common Equity Tier I calculation methodology for 26.j - - regulatory purposes Regulatory adjustments applied to the Common Equity Tier I due to the Insufficiency of Additional 27 - - Capital Tier I and Tier II to cover deductions 28 Total regulatory deductions from the Common Equity Tier I 2 6,169,402 - 29 Common Equity Tier I 113,235,285 - 1 - Considers prudential adjustments corresponding to deduction of non-controlling interest. 2 - Considers the deduction of deferred tax liabilities. 47 Itaú Unibanco

Risk and Capital Management – Pillar 3 Breakdown of the Referential Equity and Information on its adequacy 09/30/2019 Value Temporary Treatment Balance (R$ Thousand) (R$ Thousand) Sheet Reference Additional Tier I Capital: instruments 30 Instruments eligible for the Additional Tier I Capital 11,513,064 - 31 of which: classified as Common Equity Tier I in accordance with the accounting rules - - 32 of which: classified as liabilities in accordance with the accounting rules - - Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 33 - - 4,192 of 2013 comes into effect 3 34 108,032 - Non-controlling interest in subsidiaries non-deductible from the Additional Tier I Capital of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into 35 - - effect 36 Additional Tier I Capital before regulatory deductions 11,621,096 - Additional Tier I Capital: regulatory deductions - Shares or other instruments issued by the bank authorized to compose the Additional Tier I 37 - - Capital, acquired directly, indirectly or synthetically 38 Investments crossed with instruments eligible for the Additional Tier I Capital Added value of investments lower than 10% of the capital of institutions authorized to operate by 39 - the Central Bank of Brazil or by financial institutions abroad that are not part of the conglomerate and that exceeds 10% of the amount of the Additional Tier I Capital Investments higher than 10% of the capital of institutions authorized to operate by the Central 40 - Bank of Brazil or by financial institutions abroad that are not part of the conglomerate 41 National regulatory adjustments - - The capital of institutions authorized to operate by the Central Bank of Brazil or by financial 41.a - - institutions abroad that are not part of the conglomerate and do not exceeds 10% of the amount of the Additional Tier I Capital 41.b Non-controlling interest in Additional Tier I Capital - - Other residual differences concerning the Additional Tier I Capital calculation methodology for 41.c - - regulatory purposes Regulatory adjustments applied to the Additional Tier I Capital due to the insufficiency of Tier II to 42 - - cover deductions 43 Total regulatory deductions from the Additional Tier I Capital - - 44 Additional Tier I Capital 11,621,096 - 45 Tier I 124,856,381 - Tier II: instruments - 46 Instruments eligible for Tier II - Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes 47 4 into effect 1 1,833,538 2 7,611,589 Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from 48 - 3 Tier II 6 4,636 of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into 49 - effect 50 Excess of provisions with respect to the loss expected in IRB - - 51 Tier II before regulatory deductions 11,898,174 - Tier II: regulatory deductions - Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, 52 - - indirectly or synthetically 53 Investments crossed with instruments eligible for Tier II Added value of investments lower than 10% of the capital of institutions authorized to operate by 54 the Central Bank of Brazil or by financial institutions abroad that are not part of the conglomerate - and that exceeds 10% of the amount of Tier II Investments higher than 10% of the capital of institutions authorized to operate by the Central 55 - Bank of Brazil or by financial institutions abroad that are not part of the conglomerate 56 - - National regulatory adjustments Funding instruments issued by an institution that is authorized to operate by the Central Bank of 56.a Brazil or by financial institutions abroad, and that are not part of the conglomerate, limited to the - - instruments held by third parties and issued until December 31, 2012 56.b Non-controlling interest in Tier II - - 56.c Other residual differences concerning Tier II calculation methodology for regulatory purposes - - 57 - - Total regulatory deductions from Tier II 58 Tier II 11,898,174 - 59 Referential Equity (Tier I + Tier II) 136,754,555 - 60 887,512,043 - Total risk-weighted assets 3 - Calculated according to article 9 of Bacen Resolution No. 4,192. 4 - Calculated according to article 29 of Resolution No. 4,192. 48 Itaú Unibanco Risk and Capital Management – Pillar 3 Breakdown of the Referential Equity and Information on its adequacy 09/30/2019 Value Temporary Treatment Balance (R$ Thousand) (R$ Thousand) Sheet Reference Additional Tier I Capital: instruments 30 Instruments eligible for the Additional Tier I Capital 11,513,064 - 31 of which: classified as Common Equity Tier I in accordance with the accounting rules - - 32 of which: classified as liabilities in accordance with the accounting rules - - Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 33 - - 4,192 of 2013 comes into effect 3 34 108,032 - Non-controlling interest in subsidiaries non-deductible from the Additional Tier I Capital of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into 35 - - effect 36 Additional Tier I Capital before regulatory deductions 11,621,096 - Additional Tier I Capital: regulatory deductions - Shares or other instruments issued by the bank authorized to compose the Additional Tier I 37 - - Capital, acquired directly, indirectly or synthetically 38 Investments crossed with instruments eligible for the Additional Tier I Capital Added value of investments lower than 10% of the capital of institutions authorized to operate by 39 - the Central Bank of Brazil or by financial institutions abroad that are not part of the conglomerate and that exceeds 10% of the amount of the Additional Tier I Capital Investments higher than 10% of the capital of institutions authorized to operate by the Central 40 - Bank of Brazil or by financial institutions abroad that are not part of the conglomerate 41 National regulatory adjustments - - The capital of institutions authorized to operate by the Central Bank of Brazil or by financial 41.a - - institutions abroad that are not part of the conglomerate and do not exceeds 10% of the amount of the Additional Tier I Capital 41.b Non-controlling interest in Additional Tier I Capital - - Other residual differences concerning the Additional Tier I Capital calculation methodology for 41.c - - regulatory purposes Regulatory adjustments applied to the Additional Tier I Capital due to the insufficiency of Tier II to 42 - - cover deductions 43 Total regulatory deductions from the Additional Tier I Capital - - 44 Additional Tier I Capital 11,621,096 - 45 Tier I 124,856,381 - Tier II: instruments - 46 Instruments eligible for Tier II - Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes 47 4 into effect 1 1,833,538 2 7,611,589 Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from 48 - 3 Tier II 6 4,636 of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into 49 - effect 50 Excess of provisions with respect to the loss expected in IRB - - 51 Tier II before regulatory deductions 11,898,174 - Tier II: regulatory deductions - Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, 52 - - indirectly or synthetically 53 Investments crossed with instruments eligible for Tier II Added value of investments lower than 10% of the capital of institutions authorized to operate by 54 the Central Bank of Brazil or by financial institutions abroad that are not part of the conglomerate - and that exceeds 10% of the amount of Tier II Investments higher than 10% of the capital of institutions authorized to operate by the Central 55 - Bank of Brazil or by financial institutions abroad that are not part of the conglomerate 56 - - National regulatory adjustments Funding instruments issued by an institution that is authorized to operate by the Central Bank of 56.a Brazil or by financial institutions abroad, and that are not part of the conglomerate, limited to the - - instruments held by third parties and issued until December 31, 2012 56.b Non-controlling interest in Tier II - - 56.c Other residual differences concerning Tier II calculation methodology for regulatory purposes - - 57 - - Total regulatory deductions from Tier II 58 Tier II 11,898,174 - 59 Referential Equity (Tier I + Tier II) 136,754,555 - 60 887,512,043 - Total risk-weighted assets 3 - Calculated according to article 9 of Bacen Resolution No. 4,192. 4 - Calculated according to article 29 of Resolution No. 4,192. 48 Itaú Unibanco

Risk and Capital Management – Pillar 3 Breakdown of the Referential Equity and Information on its adequacy 09/30/2019 Value Temporary Treatment Balance (R$ Thousand) (R$ Thousand) Sheet Reference BIS Ratios and Additional Capital Buffers 61 Common Equity Tier 1 Ratio 12.8% 62 14.1% Tier I Capital Ratio 63 BIS Ratio 15.4% 64 Common Equity Tier 1 Ratio minimum required especifically to the institution (% of RWA) 8.0% 65 of which: conservation buffer 2.5% 66 of which: countercyclical buffer 0.0% 67 of which: buffer for institutions that are systemically important at global level (G-SIB) Common Equity Tier I available to meet the requirement of the Additional Capital Buffers (% of 68 3.5% 5 RWA) National Minimum 69 Common Equity Tier I Ratio, if different from that established in Basel III 4.5% 70 Tier I Ratio, if different from that established in Basel III 6.0% 71 BIS Ratio, if different from that established in Basel III 8.0% Amounts below the limit for deduction (non-weighted by risk) Added value of investments lower than 10% of the capital of companies that are similar to non- 72 consolidated financial institutions, insurance companies, reinsurance companies, capitalization 1 ,461,720 companies and sponsored pension fund entities Investments higher than 10% of the capital of companies that are similar to non-consolidated 73 financial institutions, insurance companies, reinsurance companies, capitalization companies and 17,749,346 (f) / (a) sponsored pension fund entities 74 Mortgage servicing rights 2 75 (c) Tax credits arising from temporary differences, not deducted from the Common Equity Tier I 8,764,125 Limits to the inclusion of provisions in Tier II Generic provisions eligible for the inclusion in Tier II related to exposures subject to the calculation 76 of the capital requirement by means of a standardized approach Limit for the inclusion of generic provisions in Tier II for exposures subject to the standardized 77 approach Provisions eligible for the inclusion in Tier II related to exposures subject to the calculation of the 78 - capital requirement by means of the IRB approach (before the application of the limit) 79 Limit for the inclusion of provisions in Tier II for exposures subject to the IRB approach - Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022) Current limit for instruments that are authorized to compose the Common Equity Tier I before 80 Resolution No. 4,192 of 2013 comes into effect 81 Amount excluded from the Common Equity Tier I due to the limit Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 82 - - 4,192 of 2013 comes into effect 83 - - Amount excluded from the Additional Tier I Capital due to the limit Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes 84 - 4 into effect 11,833,538 4 85 - Amount excluded from Tier II due to the limit 2 7,611,589 2 - Considers the deduction of deferred tax liabilities. 4 - Calculated according to article 29 of Resolution No. 4,192. 5 - Considered the Additional Capital Buffer for Domestic Systemically Important Institution of 1.0% 49 Itaú Unibanco Risk and Capital Management – Pillar 3 Breakdown of the Referential Equity and Information on its adequacy 09/30/2019 Value Temporary Treatment Balance (R$ Thousand) (R$ Thousand) Sheet Reference BIS Ratios and Additional Capital Buffers 61 Common Equity Tier 1 Ratio 12.8% 62 14.1% Tier I Capital Ratio 63 BIS Ratio 15.4% 64 Common Equity Tier 1 Ratio minimum required especifically to the institution (% of RWA) 8.0% 65 of which: conservation buffer 2.5% 66 of which: countercyclical buffer 0.0% 67 of which: buffer for institutions that are systemically important at global level (G-SIB) Common Equity Tier I available to meet the requirement of the Additional Capital Buffers (% of 68 3.5% 5 RWA) National Minimum 69 Common Equity Tier I Ratio, if different from that established in Basel III 4.5% 70 Tier I Ratio, if different from that established in Basel III 6.0% 71 BIS Ratio, if different from that established in Basel III 8.0% Amounts below the limit for deduction (non-weighted by risk) Added value of investments lower than 10% of the capital of companies that are similar to non- 72 consolidated financial institutions, insurance companies, reinsurance companies, capitalization 1 ,461,720 companies and sponsored pension fund entities Investments higher than 10% of the capital of companies that are similar to non-consolidated 73 financial institutions, insurance companies, reinsurance companies, capitalization companies and 17,749,346 (f) / (a) sponsored pension fund entities 74 Mortgage servicing rights 2 75 (c) Tax credits arising from temporary differences, not deducted from the Common Equity Tier I 8,764,125 Limits to the inclusion of provisions in Tier II Generic provisions eligible for the inclusion in Tier II related to exposures subject to the calculation 76 of the capital requirement by means of a standardized approach Limit for the inclusion of generic provisions in Tier II for exposures subject to the standardized 77 approach Provisions eligible for the inclusion in Tier II related to exposures subject to the calculation of the 78 - capital requirement by means of the IRB approach (before the application of the limit) 79 Limit for the inclusion of provisions in Tier II for exposures subject to the IRB approach - Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022) Current limit for instruments that are authorized to compose the Common Equity Tier I before 80 Resolution No. 4,192 of 2013 comes into effect 81 Amount excluded from the Common Equity Tier I due to the limit Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 82 - - 4,192 of 2013 comes into effect 83 - - Amount excluded from the Additional Tier I Capital due to the limit Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes 84 - 4 into effect 11,833,538 4 85 - Amount excluded from Tier II due to the limit 2 7,611,589 2 - Considers the deduction of deferred tax liabilities. 4 - Calculated according to article 29 of Resolution No. 4,192. 5 - Considered the Additional Capital Buffer for Domestic Systemically Important Institution of 1.0% 49 Itaú Unibanco

Risk and Capital Management – Pillar 3 11 Glossaries 11.1 Glossary of Acronyms A • ACCP – Adicional de Contracíclico de Capital Principal (Countercyclical Capital Buffer) • ACP – Adicional de Capital Principal (Additional Capital Buffer) • ARF – Área de Riscos e Finanças (Risk and Finance Department) • ASF – Available Stable Funding • AVA - Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis) B • BACEN - Banco Central do Brasil (Central Bank of Brazil) • BCBS – Basel Committee on Banking Supervision • BCP – Business Continuity Plan • BIA - Business Impact Analysis • BIS - Bank for International Settlements C • CCB – Cédula de Crédito Bancário • CDP – Carbon Disclosure Project • CDS - Credit Default Swap • CEM - Current Exposure Method • CEO - Chief Executive Officer • CGRC - Comitê de Gestão de Risco e Capital (Risk and Capital Management Committee) • CMN - Conselho Monetário Nacional (National Monetary Council) • CNSP - Conselho Nacional de Seguros Privados (National Council of Private Insurance) • Comef - Comitê de Estabilidade Financeira (Financial Stability Committee) • CRA – Certificados de Recebíveis do Agronegócio (Agribusiness Receivables Certificate) • CRI - Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans) • CRO - Chief Risk Officer • CTAM – Technical Model Assessment Commission • CVM – Comissão de Valores Mobiliários (Securities and Exchange Commission) D • DRL – Liquidity Risk Statement • DV - Delta Variation Risk E • EP – Equator Principles • EVE – Economic Value od Equity F • FCC – Fator de Conversão de Crédito (Credit Conversion Factor) • FCL - Fator de Conversão de Crédito de Operações a Liquidar (Unsettled Operation Credit Conversion Factor) • FEBRABAN – Federação Brasileira de Bancos • FIDC - Fundo de Investimento em Direitos Creditórios (Credit Rights Investment Funds) • FPR - Fator de Ponderação de Risco (weighting factor) G • GDP - Gross Domestic Product • GHG – Greenhouse Gas 50 Itaú Unibanco Risk and Capital Management – Pillar 3 11 Glossaries 11.1 Glossary of Acronyms A • ACCP – Adicional de Contracíclico de Capital Principal (Countercyclical Capital Buffer) • ACP – Adicional de Capital Principal (Additional Capital Buffer) • ARF – Área de Riscos e Finanças (Risk and Finance Department) • ASF – Available Stable Funding • AVA - Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis) B • BACEN - Banco Central do Brasil (Central Bank of Brazil) • BCBS – Basel Committee on Banking Supervision • BCP – Business Continuity Plan • BIA - Business Impact Analysis • BIS - Bank for International Settlements C • CCB – Cédula de Crédito Bancário • CDP – Carbon Disclosure Project • CDS - Credit Default Swap • CEM - Current Exposure Method • CEO - Chief Executive Officer • CGRC - Comitê de Gestão de Risco e Capital (Risk and Capital Management Committee) • CMN - Conselho Monetário Nacional (National Monetary Council) • CNSP - Conselho Nacional de Seguros Privados (National Council of Private Insurance) • Comef - Comitê de Estabilidade Financeira (Financial Stability Committee) • CRA – Certificados de Recebíveis do Agronegócio (Agribusiness Receivables Certificate) • CRI - Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans) • CRO - Chief Risk Officer • CTAM – Technical Model Assessment Commission • CVM – Comissão de Valores Mobiliários (Securities and Exchange Commission) D • DRL – Liquidity Risk Statement • DV - Delta Variation Risk E • EP – Equator Principles • EVE – Economic Value od Equity F • FCC – Fator de Conversão de Crédito (Credit Conversion Factor) • FCL - Fator de Conversão de Crédito de Operações a Liquidar (Unsettled Operation Credit Conversion Factor) • FEBRABAN – Federação Brasileira de Bancos • FIDC - Fundo de Investimento em Direitos Creditórios (Credit Rights Investment Funds) • FPR - Fator de Ponderação de Risco (weighting factor) G • GDP - Gross Domestic Product • GHG – Greenhouse Gas 50 Itaú Unibanco

Risk and Capital Management – Pillar 3 • G-SIBs - Global Systemically Important Banks H • HQLA – High quality liquid assets I • ICAAP - Internal capital adequacy assessment process • IPV – Independent Price Validation • IRB – Internal Ratings-Based • IRRBB – Interest Rate Risk in the Banking Book • IT - Information Technology K • KYC – Know Your Client • KYE – Know Your Employee • KYP – Know Your Partner • KYS – Know Your Supplier L • LCR – Liquidity Coverage Ratio M • MtM - Mark to Market N • NII – Net Interest Income • NSFR – Net Stable Funding Ratio P • PCN - Planos de Continuidade de Negócios (Business Continuity Plans) • PCR – Potential Credit Risk • PR - Patrimônio de Referência (Total Capital) • PREVIC - Superintendência Nacional de Previdência Complementar (National Superintendence of Supplementary Pension) • PRI – Principles for Responsible Investment • P&L – Profit and Loss Statement R • RA - Risk Assessment • RAS - Risk Appetite Statement • RCAP - Regulatory Consistency Assessment Programme • RCP - Risco de Crédito Potencial (Potential Credit Risk) • RSF – Required Stable Funding • RWA - Risk Weighted Asset • RWACPAD - Portion relating to exposures to credit risk • RWAMINT - Portion relating to exposures to market risk, using internal approach • RWA - Portion relating to exposures to market risk, calculated using standard approach MPAD • RWA - Portion relating to the calculation of operational risk capital requirements OPAD S • SA-CCR – Standardised Approach to Counterparty Credit Risk • SARB – Sistema de Autorregulação Bancária (Self-Regulation Banking System) • SFN – Sistema Financeiro Nacional (National Financial System) 51 Itaú Unibanco Risk and Capital Management – Pillar 3 • G-SIBs - Global Systemically Important Banks H • HQLA – High quality liquid assets I • ICAAP - Internal capital adequacy assessment process • IPV – Independent Price Validation • IRB – Internal Ratings-Based • IRRBB – Interest Rate Risk in the Banking Book • IT - Information Technology K • KYC – Know Your Client • KYE – Know Your Employee • KYP – Know Your Partner • KYS – Know Your Supplier L • LCR – Liquidity Coverage Ratio M • MtM - Mark to Market N • NII – Net Interest Income • NSFR – Net Stable Funding Ratio P • PCN - Planos de Continuidade de Negócios (Business Continuity Plans) • PCR – Potential Credit Risk • PR - Patrimônio de Referência (Total Capital) • PREVIC - Superintendência Nacional de Previdência Complementar (National Superintendence of Supplementary Pension) • PRI – Principles for Responsible Investment • P&L – Profit and Loss Statement R • RA - Risk Assessment • RAS - Risk Appetite Statement • RCAP - Regulatory Consistency Assessment Programme • RCP - Risco de Crédito Potencial (Potential Credit Risk) • RSF – Required Stable Funding • RWA - Risk Weighted Asset • RWACPAD - Portion relating to exposures to credit risk • RWAMINT - Portion relating to exposures to market risk, using internal approach • RWA - Portion relating to exposures to market risk, calculated using standard approach MPAD • RWA - Portion relating to the calculation of operational risk capital requirements OPAD S • SA-CCR – Standardised Approach to Counterparty Credit Risk • SARB – Sistema de Autorregulação Bancária (Self-Regulation Banking System) • SFN – Sistema Financeiro Nacional (National Financial System) 51 Itaú Unibanco

Risk and Capital Management – Pillar 3 • SOC - Security Operation Center • SUSEP - Superintendência de Seguros Privados (Superintendence of Private Insurance) T • TRS - Total Return Swap • TR - Taxa Referencial (Referential Rate) • TVM - Títulos de valores mobiliários (Securities) V • VaR - Value at Risk 52 Itaú Unibanco Risk and Capital Management – Pillar 3 • SOC - Security Operation Center • SUSEP - Superintendência de Seguros Privados (Superintendence of Private Insurance) T • TRS - Total Return Swap • TR - Taxa Referencial (Referential Rate) • TVM - Títulos de valores mobiliários (Securities) V • VaR - Value at Risk 52 Itaú Unibanco

Risk and Capital Management – Pillar 3 11.2 Glossary of Regulations th • BACEN Circular No. 3,082, of January 30 , 2002 th • BACEN Circular No. 3,316, of April 30 , 2008 th • BACEN Circular No. 3,354, of June 27 , 2007 th • BACEN Circular No. 3,640, of March 04 , 2013 th • BACEN Circular No. 3,644, of March 04 , 2013 th • BACEN Circular No. 3,646, of March 04 , 2013 st • BACEN Circular No. 3,674, of October 31 , 2013 st • BACEN Circular No. 3,676, of October 31 , 2013 st • BACEN Circular No. 3,678, of October 31 , 2013 th • BACEN Circular No. 3,701, of March 13 , 2014 th • BACEN Circular No. 3,748, of February 26 , 2015 th • BACEN Circular No. 3,749, of March 05 , 2015 th • BACEN Circular No. 3,751, of March 19 , 2015 th • BACEN Circular No. 3,769, of October 29 , 2015 th • BACEN Circular No. 3,809, of August 25 , 2016 th • BACEN Circular No. 3,846, of September 13 , 2017 th • BACEN Circular No. 3.848, of September 18 , 2017 th • BACEN Circular No. 3.849, of September 18 , 2017 th • BACEN Circular No. 3,869, of December 19 , 2017 st • BACEN Circular No. 3,876, of January 31 , 2018 th • BACEN Circular No. 3,904, of June 06 , 2018 th • BACEN Circular No. 3,921, of December 5 , 2018 th • BACEN Circular Letter No. 3,706 of May 05 , 2015 th • BACEN Circular Letter No. 3,775 of December 16 , 2015 th • BACEN Circular Letter No. 3,782 of September 19 , 2016 th • BACEN Circular Letter No. 3,841 of July 27 , 2017 st • BACEN 30.371, of January 31 , 2017 rd • BACEN 34.133, of September 3 , 2019 th • CNSP Resolution No. 321, of July 15 , 2015 th • CMN Resolution No. 3,263, of February 24 , 2005 st • CMN Resolution No. 3,533 of January 31 , 2008 th • CMN Resolution No. 3,921, of November 25 , 2010 th • CMN Resolution No. 4,090, of May 24 , 2012 st • CMN Resolution No. 4,192, of March 1 , 2013 st • CMN Resolution No. 4,193, of March 1 , 2013 st • CMN Resolution No. 4,195, of March 1 , 2013 st • CMN Resolution No. 4,280, of October 31 , 2013 th • CMN Resolution No. 4,502, of June 30 , 2016 th • CMN Resolution No. 4,512, of July 28 , 2016 rd • CMN Resolution No. 4,557, of February 23 , 2017 th • CMN Resolution No. 4,615, of November 30 , 2017 th • CMN Resolution No. 4,680, of July 31 , 2018 • Normative SARB 017/2016, of August 25th, 2016 53 Itaú Unibanco Risk and Capital Management – Pillar 3 11.2 Glossary of Regulations th • BACEN Circular No. 3,082, of January 30 , 2002 th • BACEN Circular No. 3,316, of April 30 , 2008 th • BACEN Circular No. 3,354, of June 27 , 2007 th • BACEN Circular No. 3,640, of March 04 , 2013 th • BACEN Circular No. 3,644, of March 04 , 2013 th • BACEN Circular No. 3,646, of March 04 , 2013 st • BACEN Circular No. 3,674, of October 31 , 2013 st • BACEN Circular No. 3,676, of October 31 , 2013 st • BACEN Circular No. 3,678, of October 31 , 2013 th • BACEN Circular No. 3,701, of March 13 , 2014 th • BACEN Circular No. 3,748, of February 26 , 2015 th • BACEN Circular No. 3,749, of March 05 , 2015 th • BACEN Circular No. 3,751, of March 19 , 2015 th • BACEN Circular No. 3,769, of October 29 , 2015 th • BACEN Circular No. 3,809, of August 25 , 2016 th • BACEN Circular No. 3,846, of September 13 , 2017 th • BACEN Circular No. 3.848, of September 18 , 2017 th • BACEN Circular No. 3.849, of September 18 , 2017 th • BACEN Circular No. 3,869, of December 19 , 2017 st • BACEN Circular No. 3,876, of January 31 , 2018 th • BACEN Circular No. 3,904, of June 06 , 2018 th • BACEN Circular No. 3,921, of December 5 , 2018 th • BACEN Circular Letter No. 3,706 of May 05 , 2015 th • BACEN Circular Letter No. 3,775 of December 16 , 2015 th • BACEN Circular Letter No. 3,782 of September 19 , 2016 th • BACEN Circular Letter No. 3,841 of July 27 , 2017 st • BACEN 30.371, of January 31 , 2017 rd • BACEN 34.133, of September 3 , 2019 th • CNSP Resolution No. 321, of July 15 , 2015 th • CMN Resolution No. 3,263, of February 24 , 2005 st • CMN Resolution No. 3,533 of January 31 , 2008 th • CMN Resolution No. 3,921, of November 25 , 2010 th • CMN Resolution No. 4,090, of May 24 , 2012 st • CMN Resolution No. 4,192, of March 1 , 2013 st • CMN Resolution No. 4,193, of March 1 , 2013 st • CMN Resolution No. 4,195, of March 1 , 2013 st • CMN Resolution No. 4,280, of October 31 , 2013 th • CMN Resolution No. 4,502, of June 30 , 2016 th • CMN Resolution No. 4,512, of July 28 , 2016 rd • CMN Resolution No. 4,557, of February 23 , 2017 th • CMN Resolution No. 4,615, of November 30 , 2017 th • CMN Resolution No. 4,680, of July 31 , 2018 • Normative SARB 017/2016, of August 25th, 2016 53 Itaú Unibanco